Filed Pursuant to Rule 424(b)(4)

Registration No. 333-129142

3,350,000 Shares

Columbus McKinnon Corporation

Common Stock

We are selling 3,000,000 shares of common stock and the selling shareholder is selling 350,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

Our common stock is quoted on The Nasdaq National Market under the symbol “CMCO.” The last reported sale price of our common stock on November 7, 2005 was $21.78 per share.

The underwriters have an option to purchase a maximum of 450,000 additional shares from us to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to the Selling Shareholder
Per Share	$20.00	$1.00	$19.00	$19.00
Total	$67,000,000	$3,350,000	$57,000,000	$6,650,000

Delivery of the shares of common stock will be made on or about November 14, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Robert W. Baird & Co.	Needham & Company, LLC

The date of this prospectus is November 7, 2005.

3 TON
COFFING

Yale®

Dixie Industries

COFFING® HOISTS

American Lifts™

BUDGIT®

Yale

CM® Columbus McKinnon Corporation

CM
LODESTAR

CM®

SHAW-BOX®

CHESTER HOIST

Duff-Norton

UNIVEYOR
CONVEYOR SYSTEMS

TROLLEY

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

CM, Budgit, Coffing, Duff-Norton, Herc-Alloy, Little Mule, Shaw-Box, Univeyor and Yale are registered trademarks of Columbus McKinnon Corporation. Abell-Howe, CraneMart and TechLink are unregistered trademarks of Columbus McKinnon Corporation.

i

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data for powered hoists, manual hoists and trolleys, lifting and sling chain and forged attachments presented throughout this prospectus from industry and general publications and research, surveys and studies conducted by third parties, including the United States Department of Commerce, the United States Federal Reserve, the Material Handling Industry of America, the Hoist Manufacturers Institute, the Power Transmission Distributors Association, the Rubber Manufacturers Association and the National Association of Chain Manufacturers. Industry publications, studies and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representations as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent source.

The hoist parts market share and market position data contained in this prospectus is based on our own internal estimates and research which is derived from our market shares of powered hoists and manual hoists and trolleys. We believe this market share data is a good proxy for our hoist parts market share because we believe most end-users purchase hoist parts from the original equipment supplier. Market share and market position data for mechanical actuators are internal estimates derived by comparison of our net sales to the net sales of one of our competitors and to total market sales from a trade association. Tire shredder market share and market position data is derived by comparing the number of our tire shredders in use and their capacity to estimates of the total number of tire shredders as published by a trade association. Market share and market position data for jib cranes are internal estimates derived from both the number of bids we win as a percentage of the total projects for which we submit bids and from estimates of our competitors’ net sales based on the relative position in distributors’ catalogues.

ii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere or incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision. Unless otherwise indicated, the terms “we”, “us”, “our”, “our company” or “the company” refer to Columbus McKinnon Corporation and its subsidiaries.

Our Company

We are the largest and broadest-line supplier of overhead hoists and high-strength lifting and sling chain and a leading supplier of in-factory cranes and steel forged attachments in North America. We believe we have a larger installed base of hoists in North America than all our other competitors combined. Our products are used in a broad array of industries including: manufacturing, warehousing, agriculture, oil drilling and processing, power generation and distribution, entertainment, logging and transportation operations to efficiently and ergonomically move, lift, position or secure objects and loads. We also manufacture conveyor systems, mechanical actuators, and lift tables as well as provide related parts and service for all of our products. We have market-leading positions and significant market share in most of our product lines, and our products are critical to the operations of most businesses that require moving or securing large or heavy objects. We operate in the $60 billion U.S. material handling industry and our business is organized around two strategic business segments: Products and Solutions. We were founded in 1875 and our shares have been traded on The Nasdaq National Market since 1996 (ticker: CMCO).

For the twelve-month period ended July 3, 2005, we generated net sales of $534.0 million and income from operations of $44.1 million, representing increases of 16.2% and 30.7% over the twelve-month period ended July 4, 2004, respectively. The following charts summarize our net sales and operating income by business segment (in millions) for the twelve-month period ended July 3, 2005:

Products Segment. Our Products segment manufactures products in the following categories: (i) hoists and related components (50% of segment net sales for fiscal 2005), (ii) steel chain (16%), (iii) steel forged attachments (12%), (iv) in-factory cranes (14%) and (v) industrial components (8%). Our products are sold under the widely recognized and well-established Yale, CM, Coffing, Shaw-Box, Budgit and Chester brands and are sold for use in a wide variety of general manufacturing applications as well as in the construction, mining, marine, utility, agriculture, industrial and entertainment industries and for certain customer applications.

Solutions Segment. Our Solutions segment designs, fabricates and installs products in the following categories: (i) custom-designed conveyor systems (70% of segment net sales for fiscal 2005), (ii) lift tables (13%), (iii) tire shredders (13%) and (iv) light-rail systems (4%).

With 26 manufacturing facilities located in eight countries, 29 stand-alone sales/services offices in 11 countries and nine stand-alone warehouse facilities in five countries, we are well positioned to take advantage of opportunities for growth worldwide. We are differentiated from our competitors by the large number of distribution relationships we maintain (approximately 20,000 distributors) and the comprehensive end-user coverage that those relationships afford us. We sell our overhead hoist, chain and forged attachment products through a network of general industrial and catalog distributors, including W.W. Grainger, Inc., MSC Industrial Direct Co., Industrial Distribution Group, Inc. and McMaster-Carr Co., and crane builders (independent fabricators of in-factory cranes) in North America and Europe and through sales and service offices in Asia-Pacific. We sell our in-factory cranes through a dedicated sales force directly to end-users. We sell our industrial components through a combination of direct sales and industrial distribution. Our Solutions segment sells products and services directly to end-users through a dedicated sales force in North America, Europe and Asia.

Our Competitive Strengths

Leading Market Positions. We are a leading manufacturer of hoists, alloy and high strength carbon steel chain in North America. Approximately 73% of our domestic net sales for fiscal 2005 were from product categories in which we believe we hold the leading market share. We believe that the strength of our established products and brands and our leading market positions provide us with significant competitive advantages, including preferred supplier status with a majority of our largest customers. Our large installed base of products also provides us with a significant competitive advantage in selling our products to existing customers as well as providing repair and replacement parts.

For fiscal 2005, the following table summarizes the product categories where we believe we are the market leader:

Product Category	U.S. Market Share	U.S. Market Position	Percentage of Domestic Net Sales
Powered Hoists	56%	#1	25%
Manual Hoists & Trolleys	67%	#1	13%
Forged Attachments	48%	#1	10%
Hoist Parts	60%	#1	9%
Lifting and Sling Chain	45%	#1	8%
Mechanical Actuators	40%	#1	5%
Tire Shredders	80%	#1	2%
Jib Cranes	45%	#1	1%

			73%

Comprehensive Product Lines and Strong Brand Name Recognition. We believe we offer the most comprehensive product lines in the markets we serve. We are the only major supplier of material handling equipment offering full lines of hoists, chain and attachments. Our capability as a full-line supplier has allowed us to (i) provide our customers with “one-stop shopping” for material handling equipment, which meets some customers’ desires to reduce the number of their supply relationships in order to lower their costs, (ii) leverage our engineering, research and development and marketing costs over a larger sales base and (iii) achieve purchasing efficiencies on common materials used across our product lines.

In addition, our brand names, including Budgit, Chester, CM, Coffing, Duff-Norton, Little Mule, Shaw-Box and Yale, are among the most recognized and respected in the industry. The CM name has been synonymous with overhead hoists since manual hoists were first developed and marketed under the name in the early 1900s. We believe that our strong brand name recognition has created customer loyalty and helps us maintain existing business, as well as capture additional business. No single product comprises more than 1% of our sales, a testament to our broad and diversified product offering.

Growing Share of International Markets. We have significantly grown our international sales since becoming a public company in 1996. Our international sales have grown from $34.3 million (representing 16% of net sales) in fiscal 1996 to $191.3 million (representing approximately 37% of our net sales) during fiscal 2005. This growth has occurred primarily in Europe, South America and Asia-Pacific where we have recently opened additional sales offices. Our international business has provided us, and we believe will continue to provide us, with significant growth opportunities and new markets for our products.

Distribution Channel Diversity and Strength. Our products are sold to over 20,000 general and specialty distributors and OEMs. We enjoy long-standing relationships with, and are a preferred provider to, the majority of our largest distributors and industrial buying groups. Over the past decade, there has been significant consolidation among distributors of material handling equipment. We have benefited from this consolidation and have maintained and enhanced our relationships with our leading distributors, as well as formed new relationships. We believe our extensive North American distribution channels provide a significant competitive advantage and allow us to effectively market new product line extensions and promote cross-selling.

Low-Cost Manufacturing with Significant Operating Leverage. We believe we are a low-cost manufacturer and we will continue to consolidate our manufacturing operations and reduce our manufacturing costs through the initiatives summarized below. Our low-cost manufacturing capability continues to positively impact our operating performance as volumes increase.

•	Rationalization and Consolidation. In fiscal 2002 through fiscal 2004, we closed 10 manufacturing plants and three warehouses, as more fully described in “Our Growth Strategy” below.

•	Lean Manufacturing. In fiscal 2002, we initiated Lean Manufacturing techniques, facilitating substantial inventory reductions, a significant decline in required manufacturing floor area, a decrease in product lead time and improved productivity and on-time deliveries.

•	Selective Vertical Integration. We manufacture many of the critical parts and components used in the manufacture of our hoists and cranes, resulting in reduced costs.

•	International Expansion. Our continued expansion of our manufacturing facilities in China and Mexico provides us with another cost efficient platform to manufacture and distribute certain of our products. We now operate 26 manufacturing facilities in eight countries, with 29 stand alone sales and service offices in 11 countries, and nine stand alone warehouse facilities in five countries.

Strong After-Market Sales and Support. We believe that we retain customers and attract new customers due to our ongoing commitment to customer service and satisfaction. We have a large installed base of hoists and chain that drives our after-market sales for components and repair parts and is a stable source of higher margin business. We maintain strong relationships with our customers and provide prompt aftermarket service to end-users of our products through our authorized network of 13 chain repair stations and over 350 hoist service and repair stations.

Long History of Free Cash Flow Generation and Significant Debt Reduction. We have consistently generated positive free cash flow (which we define as net cash provided by operating activities less capital expenditures) by continually reducing our costs, increasing our inventory turnover and reducing the capital intensity of our manufacturing operations. From the beginning of fiscal 2003 through July 3, 2005, we have reduced total debt by $83.8 million, from $350.4 million to $266.6 million, and with our net proceeds from this offering we will reduce our total debt by an additional $40.3 million.

Experienced Management Team with Significant Equity Ownership. Our senior management team provides us with a depth and continuity of experience in the material handling industry. Our management has experience in aggressive cost management, balance sheet management, efficient manufacturing techniques, acquiring and integrating businesses and global operations, all of which are critical to our long-term growth. After giving effect to this offering, our directors and executive officers, as a group, will own an aggregate of approximately 7.1% of our outstanding common stock.

Our Growth Strategy

Increase Our Domestic Organic Growth. We intend to leverage our strong competitive advantages to increase our domestic market share across all of our product lines by:

•	Leveraging Our Strong Competitive Position. Our large diversified customer base, our extensive distribution channels and our close relationship with our distributors provide us with insights into customer preferences and product requirements that allow us to anticipate and address the future needs of end-users.

•	Introducing New and Cross-Branded Products. We continue to expand our business by developing new material handling products and services and expanding the breadth of our product lines to address customer needs. Over the past three years, we have developed over 100 new or cross-branded products, representing approximately $30.3 million in fiscal 2005 revenues.

Recent new product introductions include:

•	global wire rope hoists used in overhead cranes and

•	hand hoists and lever tools manufactured at our Chinese plants.

•	Leveraging Our Brand Portfolio to Maximize Market Coverage. Most industrial distributors carry one or two lines of material handling products on a semi-exclusive basis. Unlike many of our competitors, we have developed and acquired multiple well-recognized brands that are viewed by both distributors and end-users as discrete product lines. As a result, we are able to sell our products to multiple distributors in the same geographic area. This strategy maximizes our market coverage and provides the largest number of end-users with access to our products.

Continue to Grow in International Markets. Our international sales of $191.3 million comprised 37% of our net sales for fiscal 2005, as compared to $34.3 million, or 16% of our net sales, in fiscal 1996, the year we became a public company. We sell to distributors in approximately 50 countries and have our primary international facilities in Canada, Mexico, Germany, the United Kingdom, Denmark, France and China. In addition to new product introductions, we continue to expand our sales and service presence in the major market areas of Europe, Asia-Pacific and South America through our sales offices and warehouse facilities in Europe, Thailand, Brazil and Mexico. We intend to increase our sales by manufacturing and exporting a broader array of high quality, low-cost products and components from our facilities in Mexico and China for distribution in Europe and Asia-Pacific. We are developing new hoist products in compliance with FEM standards to enhance our global distribution.

Further Reduce Our Operating Costs and Increase Manufacturing Productivity. Our objective is to remain a low-cost producer. We continually seek ways to reduce our operating costs and increase our manufacturing productivity including through our on-going expansion of our manufacturing capacity in low-cost regions, including Mexico and China. In furtherance of this objective, we have undertaken the following:

•	Rationalization of Facilities. In fiscal 2002 through fiscal 2004, we closed 10 manufacturing plants and three warehouses, consolidated a number of similar product lines and standardized certain component parts resulting in an aggregate cost savings of approximately $14 million. We are currently investigating opportunities for further facility rationalization.

•	Implementation of Lean Manufacturing. We continue to identify efficiencies in our operations through Lean Manufacturing initiated in fiscal 2002. Through fiscal 2005, we have instituted Lean Manufacturing at 15 of our major facilities resulting in the recapture of approximately 164,000 square feet of manufacturing floor area and the consolidation of an additional 920,000 square feet from closed facilities. Additionally, we have reduced inventories by approximately $31 million, or 28.7%, improved productivity and achieved significant reductions in product lead times. Specifically, we improved inventory turns by 21.3% to 5.7x for the fourth quarter of fiscal 2005 from 4.7x for the fourth quarter of fiscal 2003. Our Lean Manufacturing initiative complements our strategy of rationalizing our manufacturing facilities.

Reduce Our Debt. We intend to continue our focus on cash generation for debt reduction through the following initiatives:

•	Increase Operating Cash Flow. We believe that with an improved global economic climate we will realize favorable operating leverage. We further believe that such operating leverage will result in increased operating cash flow available for debt reduction.

•	Reduce Working Capital. We believe our improved working capital management and increased productivity resulting from Lean Manufacturing activities will result in increased free cash flow available for debt reduction.

•	Sale of Excess Real Estate. We have identified, and expect to continue to identify, excess real estate to be sold. The proceeds of such sales have been, and will continue to be, used to repay our outstanding debt.

•	Pursue Selected Divestitures. We periodically review our businesses and are currently evaluating strategic alternatives for certain of our non-strategic businesses. The proceeds from divestitures will provide additional liquidity and improve the flexibility of our capital structure.

Pursue Strategic Acquisitions and Alliances. We intend to evaluate and, where appropriate, pursue bolt-on acquisitions and strategic alliances that expand and complement our existing products and services, broaden our markets, increase our customer base or reduce our production costs.

Recent Developments

Sale of Subordinated Debt. In September 2005, we sold $136.0 million aggregate principal amount of our 8 7/8% Senior Subordinated Notes due 2013 in a private placement. The net proceeds therefrom, together with borrowings under our revolving credit facility and cash on hand, were used to repurchase and redeem all of our outstanding 8 1/2% Senior Subordinated Notes due 2008.

Second Quarter Results. Net sales for the second quarter of fiscal 2006 were $134.7 million. This quarter’s sales represent a 9.8% increase over sales of $122.7 million in the second quarter of fiscal 2005. Net income for the second quarter of fiscal 2006 was $3.3 million, or $0.21 per share, a $0.7 million or 25.8% increase from $2.6 million, or $0.18 per share, in the prior fiscal year second quarter. Second quarter fiscal 2006 results include the negative impact of the previously announced charges of $3.5 million associated with our recent subordinated debt refinancing. Excluding these charges, net income for the fiscal 2006 second quarter would have been $6.8 million or $0.44 per diluted share, respective increases of 160.7% and 144.4% over reported U.S. GAAP net income and diluted net income per share in the year-ago quarter.

Second Quarter Review

Demand from our end user markets was driven by continued strength in the U.S. and international industrial economies as well as a continuation of our successful global growth strategy. Volume accounted for approximately 5 percentage points of the increase in sales while price changes accounted for 4 percentage points, and currency translation for about 1 percentage point.

Our effective tax rate for the fiscal 2006 second quarter was 36.1%, compared with 29.2% in the fiscal 2005 second quarter. The higher effective income tax rate in fiscal 2006 reflects the debt refinancing charges of $3.5 million, which reduced U.S. taxable income in the fiscal 2006 second quarter resulting in no associated tax benefit being recorded in the quarter. We have approximately $93 million of fully reserved U.S. federal net operating loss carry forwards available to offset future U.S. taxable income, allowing more of our U.S.-based margin expansion to be directly reflected in net income.

Debt, net of cash at October 2, 2005, was $238.2 million, a $23.3 million reduction from $261.5 million at March 31, 2005, and a $46.3 million reduction from $284.5 million a year ago. Included in subordinated debt at the end of the second quarter this fiscal year was $25.6 million of the refinanced notes that were settled on October 14, 2005, effectively reducing subordinated debt by that amount in the fiscal 2006 third quarter. The percentage of debt to total capitalization improved to 75.0% or 180 basis points compared with 76.8% at March 31, 2005, and improved 590 basis points compared with 80.9% at the end of last year’s second quarter.

Net cash provided by operations was $24.2 million year-to-date through the fiscal 2006 second quarter, compared with $2.8 million in cash used by operations for the prior year period. The improvement in operating cash flow was driven by earnings growth and improved working capital management. Working capital as a percent of the latest twelve month’s revenues through the fiscal 2006 second quarter improved to 18.1%, compared with 19.4% and 23.1% at the end of the first quarter of fiscal 2006 and last year’s second quarter, respectively.

Products Segment

Products segment sales for the second quarter of fiscal 2006 represented 89.6% of consolidated net sales, increasing 10.7% from last year to $120.7 million. Gross margin for this segment was 27.1%, a 160 basis point improvement from 25.5% in last year’s second quarter. Income from operations, as a percent of sales, was 10.5% for this period, up from 8.7% in the fiscal 2005 second quarter.

Backlog stood at $40.2 million at the end of the quarter, down from $42.8 million and $47.2 million at the end of the first quarter of fiscal 2006 and last year’s second quarter, respectively. The changes in backlog reflect normal business fluctuations. The time to convert Products segment backlog to sales can range from a few days to a few weeks, and backlog for this segment on average represents four to five weeks of shipments.

Solutions Segment

Net sales for the Solutions segment were $14.0 million in the fiscal 2006 second quarter, up $0.3 million, or 2.2%, from sales of $13.7 million in the same period last year. Gross margin was 17.8%, a 220 basis point improvement from 15.6% last year. Income from operations as a percent of sales was 4.1% for this period compared with 3.4% in last year’s second quarter.

Backlog for the Solutions segment at October 2, 2005 was $17.4 million, virtually even with $17.3 million at the end of the fiscal 2006 first quarter and slightly down from backlog of $20.6 million at the end of the fiscal 2005 second quarter. The change in backlog reflects the timing of projects awarded for this segment. The average cycle time for backlog to convert to sales for the Solutions segment can range from one to six months.

Six-month Review

Net sales for the first half of fiscal 2006 were $275.6 million, up 12.8%, or $31.2 million, compared with the first half of fiscal 2005. Gross profit of $71.7 million was 16.8% higher for this fiscal year’s first six months, resulting in a 90 basis point improvement in gross profit margin to 26.0%. The improved margin was the result of continued operating leverage. Selling, general and administrative expenses as a percent of sales improved to 15.8%, compared with 16.3% in the prior year. Net income for the first half of fiscal 2006 was $10.6 million, up $4.6 million, or 77.7%. On a per share basis, net income was $0.70 ($0.93 excluding the $0.23 charge for subordinated debt refinancing) for the first half of fiscal 2006, a 70.7% increase from $0.41 for the same period in fiscal 2005.

Capital expenditures for the first half of fiscal 2006 were $3.8 million, up from $1.9 million in the prior year period. We expect capital spending for fiscal 2006 to be in the range of $6.0 to $7.0 million. Higher capital expenditures in the first half of fiscal 2006 included a concentration of new product development and productivity improvement spending.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(amounts in thousands, except per share and percentage data)

	Three Months Ended		Change
	10/2/05	10/3/04
Net sales	$134,712	$122,711	9.8%
Cost of products sold	99,554	92,768	7.3%

Gross profit	35,158	29,943	17.4%
Gross profit margin	26.1%	24.4%
Selling expense	13,080	12,270	6.6%
General and administrative expense	8,539	7,517	13.6%
Restructuring charges	211	184	14.7%
Amortization	61	76	(19.7)%

Income from operations	13,267	9,896	34.1%

Interest and debt expense	6,633	7,141	(7.1)%
Interest and other expense (income)	1,864	(607)	(407.1)%

Income from continued operations before income tax expense	4,770	3,362	41.9%
Income tax expense	1,721	982	75.3%

Income from continued operations	3,049	2,380	28.1%
Income from discontinued operations	214	214	—

Net income	$3,263	$2,594	25.8%

Average basic shares outstanding	14,845	14,585	1.8%
Basic net income per share:
Continuing operations	$0.21	$0.17	17.6%
Discontinued operations	0.01	0.01	—

Net income	$0.22	$0.18	16.7%

Average diluted shares outstanding	15,431	14,800	4.3%
Diluted net income per share:
Continuing operations	$0.20	$0.17	17.6%
Discontinued operations	0.01	0.01

Net income	$0.21	$0.18	16.7%

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(amounts in thousands, except per share and percentage data)

	Six Months Ended		Change
	10/2/05	10/3/04
Net sales	$275,589	$244,369	12.8%
Cost of products sold	203,888	182,975	11.4%

Gross profit	71,701	61,394	16.8%
Gross profit margin	26.0%	25.1%
Selling expense	26,738	24,970	7.1%
General and administrative expense	16,714	15,002	11.4%
Restructuring charges	237	217	9.2%
Amortization	123	153	(19.6)%

Income from operations	27,889	21,052	32.5%
Interest and debt expense	13,349	14,189	(5.9)%
Interest and other expense (income)	1,075	(589)	(282.5)%

Income from continued operations before income tax expense	13,465	7,452	80.7%
Income tax expense	3,308	1,710	93.5%

Income from continued operations	10,157	5,742	76.9%
Income from discontinued operations	428	214

Net income	$10,585	$5,956	77.7%

Average basic shares outstanding	14,757	14,585	1.2%
Basic net income per share:
Continuing operations	$0.69	$0.40	72.5%
Discontinued operations	0.03	0.01

Net income	$0.72	$0.41	75.6%

Average diluted shares outstanding	15,227	14,698	3.6%
Diluted net income per share:
Continuing operations	$0.67	$0.40	67.5%
Discontinued operations	0.03	0.01

Net income	$0.70	$0.41	70.7%

COLUMBUS McKINNON CORPORATION

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	10/2/05	3/31/05
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$42,535	$9,479
Trade accounts receivable	86,026	88,974
Unbilled revenues	10,862	8,848
Inventories	77,637	77,626
Prepaid expenses	14,317	14,198

Total current assets	231,377	199,125
Net property, plant, and equipment	54,532	57,237
Goodwill and other intangibles, net	186,732	187,285
Marketable securities	25,165	24,615
Deferred taxes on income	4,327	6,122
Other assets	6,635	6,487

Total assets	$508,768	$480,871

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks	$3,318	$4,839
Trade accounts payable	37,833	33,688
Accrued liabilities	51,955	51,962
Restructuring reserve	114	144
Current portion of long-term debt	195	5,819

Total current liabilities	93,415	96,452
Senior debt, less current portion	115,600	115,735
Subordinated debt	161,600	144,548
Other non-current liabilities	44,751	42,369

Total liabilities	415,366	399,104

Shareholders’ equity:
Common stock	152	149
Additional paid-in capital	106,795	104,078
Retained earnings (accumulated deficit)	1,941	(8,644)
ESOP debt guarantee	(4,260)	(4,554)
Unearned restricted stock	(29)	(6)
Accumulated other comprehensive loss	(11,197)	(9,256)

Total shareholders’ equity	93,402	81,767

Total liabilities and shareholders’ equity	$508,768	$480,871

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

(amounts in thousands)

	Six Months Ended
	10/2/05	10/3/04
Operating activities:
Income from continuing operations	$10,157	$5,742
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	4,651	4,652
Deferred income taxes	1,795	1,275
Gain on sale of real estate/investments	(1,547)	—
Loss on early retirement of 2008 bonds	2,407	—
Amortization/write-off of deferred financing costs	1,563	655
Changes in operating assets and liabilities:
Trade accounts receivable	2,381	578
Unbilled revenues and excess billings	(2,798)	(2,175)
Inventories	(301)	(5,257)
Prepaid expenses	(97)	1,342
Other assets	(202)	(135)
Trade accounts payable	4,666	(4,718)
Accrued and non-current liabilities	1,487	(4,781)

Net cash provided by (used in) operating activities of continuing operations	24,162	(2,822)

Investing activities:
Sale of marketable securities, net	475	1,991
Capital expenditures	(3,761)	(1,948)
Proceeds from sale of businesses and fixed assets	2,091	—
Net assets held for sale	—	300

Net cash (used in) provided by investing activities of continuing operations	(1,195)	343

Financing activities:
Proceeds from stock options exercised	2,729	—
Net payments under revolving line-of-credit agreements	(1,110)	8,036
Repayment of debt	(126,953)	(7,173)
Payment of deferred financing costs	(1,566)	(11)
Proceeds from issuance of long-term debt	136,000	—
Other	294	286

Net cash provided by financing activities of continuing operations	9,394	1,138
Effect of exchange rate changes on cash	267	(91)

Net cash provided by (used in) continuing operations	32,628	(1,432)
Net cash provided by discontinued operations	428	214

Net change in cash and cash equivalents	33,056	(1,218)
Cash and cash equivalents at beginning of period	9,479	11,101

Cash and cash equivalents at end of period	$42,535	$9,883

COLUMBUS McKINNON CORPORATION

BUSINESS SEGMENT DATA

(unaudited)

(amounts in thousands, except percentage data)

	Products	Solutions	Consolidated
Quarter ended 10/2/05
Net sales	$120,674	$14,038	$134,712
Gross profit	32,665	2,493	35,158
Margin	27.1%	17.8%	26.1%
Income from operations	12,692	575	13,267
Margin	10.5%	4.1%	9.8%

Quarter ended 10/3/04
Net sales	$108,981	$13,730	$122,711
Gross profit	27,805	2,138	29,943
Margin	25.5%	15.6%	24.4%
Income from operations	9,435	461	9,896
Margin	8.7%	3.4%	8.1%

Six-months ended 10/2/05
Net sales	$244,555	$31,034	$275,589
Gross profit	66,885	4,816	71,701
Margin	27.3%	15.5%	26.0%
Income from operations	26,820	1,069	27,889
Margin	11.0%	3.4%	10.1%

Six-months ended 10/3/04
Net sales	$217,538	$26,831	$244,369
Gross profit	57,050	4,344	61,394
Margin	26.2%	16.2%	25.1%
Income from operations	20,259	793	21,052
Margin	9.3%	3.0%	8.6%

COLUMBUS McKINNON CORPORATION

ADDITIONAL DATA

	October 2, 2005		October 3, 2004
Backlog (in thousands)
Products segment	$40,235		$47,194
Solutions segment	17,402		20,647
Trade accounts receivable –
Days sales outstanding	58.1		62.6
Inventory turns per year (based on cost of products sold)	5.1	x	5.0	x
Days per turn	71.6		73.0
Trade accounts payable –
Days payables outstanding	34.6		25.0

Working capital as a % of total sales	18.1%		23.1%
Debt to total capitalization percentage	75.0%		80.9%

Shipping Days by Quarter

	Q1	Q2	Q3	Q4
FY06	65	63	58	65
FY05	65	63	58	63

The Offering

Common stock being offered by us	3,000,000	shares

Common stock being offered by the selling shareholder	350,000	shares

Common stock to be outstanding after this offering	18,247,572	shares(1)

Use of Proceeds	We will use the net proceeds to redeem approximately $40.3
million of our outstanding 10% Senior Secured Notes due
2010 and for general corporate purposes in furtherance of
our strategy of global growth, including additional debt
repayment, investments and acquisitions. We will not
receive any proceeds from the sale of shares by the selling
	shareholder. See “Use of Proceeds.”

Nasdaq National Market symbol	“CMCO”

(1)	Excludes (i) 450,000 shares of common stock that may be sold by us to the underwriters to cover over-allotments and (ii) 1,632,100 shares of common stock reserved for issuance under our stock option plans, of which 1,423,300 shares were subject to outstanding options as of October 2, 2005 at a weighted average exercise price of $11.43 per share.

Risk Factors

An investment in our common stock involves risk. You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Additional Information

Our company was incorporated under the laws of the State of New York in 1929. Our executive offices are located at 140 John James Audubon Parkway, Amherst, New York 14228-1197, and our telephone number is (716) 689-5400. Our web site address is http://www.cmworks.com. Information contained in our web site is not a part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

(amounts in millions, except per share data)

The following table sets forth certain consolidated financial data for the three-year period ended March 31, 2005, for the three-month periods ended July 4, 2004 and July 3, 2005 and the twelve-month period ended July 3, 2005. The consolidated financial data for the fiscal years ended March 31, 2003, 2004 and 2005 are derived from the audited consolidated financial statements included elsewhere herein. The consolidated financial data for the three months ended July 3, 2005 and July 4, 2004 are derived from our unaudited consolidated financial statements included elsewhere herein. The consolidated financial data for the twelve months ended July 3, 2005 are derived from both the audited consolidated financial statements for the year ended March 31, 2005 and the unaudited consolidated financial statements for the three months ended July 3, 2005 and July 4, 2004. The unaudited consolidated financial statements include all adjustments consisting of normal recurring accruals, which the company considers necessary for a fair presentation of the financial position and results of operations for these periods.

The information presented below is only a summary and should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Operating results for the three and twelve-month periods ended July 3, 2005 are not necessarily indicative of the results that may be expected for the entire year ended March 31, 2006.

	Fiscal Year Ended March 31			Three Months Ended		Twelve Months Ended 07/03/05
	2003	2004	2005	07/04/04	07/03/05
Statement of Operations Data:
Net sales	$453.3	$444.5	$514.8	$121.7	$140.9	$534.0
Cost of products sold	346.0	339.7	388.9	90.2	104.3	403.0

Gross profit	107.3	104.8	125.9	31.5	36.6	131.0
Selling expenses	47.4	48.3	52.3	12.7	13.7	53.3
General and administrative expenses	26.6	25.0	31.7	7.5	8.2	32.4
Restructuring charges(1)	3.7	1.2	0.9	—	—	0.9
Write-off/amortization of intangibles(2)	4.2	0.4	0.3	0.1	0.1	0.3

Income from operations	25.4	29.9	40.7	11.2	14.6	44.1
Interest and debt expense	32.0	28.9	27.6	7.1	6.7	27.2
Other income	(2.1)	(4.2)	(5.2)	—	(0.8)	(6.0)

(Loss) income before income tax expense	(4.5)	5.2	18.3	4.1	8.7	22.9
Income tax expense	1.5	4.0	2.2	0.7	1.6	3.1

(Loss) income from continuing operations	(6.0)	1.2	16.1	3.4	7.1	19.8

Total income from discontinued operations	—	—	0.6	—	0.2	0.8
Cumulative effect of change in accounting principle(2)	(8.0)	—	—	—	—	—

Net (loss) income	$(14.0)	$1.2	$16.7	$3.4	$7.3	$20.6

Basic (loss) income per share	$(0.97)	$0.08	$1.14	$0.23	$0.50	$1.41
Diluted (loss) income per share	$(0.97)	$0.08	$1.13	$0.23	$0.49	$1.38

Average basic shares outstanding	14.5	14.6	14.6	14.6	14.7	14.6
Average diluted shares outstanding	14.5	14.6	14.8	14.6	15.0	14.9

Balance Sheet Data (end of period):
Cash and cash equivalents	$1.9	$11.1	$9.5	$12.1	$13.6	$13.6
Working capital	96.4	101.3	102.7	104.6	112.3	112.3
Total assets	482.6	473.4	480.9	471.3	486.3	486.3
Total debt(3)	316.3	293.4	270.9	293.6	266.6	266.6
Total shareholders’ equity	52.7	63.0	81.8	66.3	86.2	86.2

Other Financial Data:
Depreciation and amortization	14.8	10.1	9.2	2.3	2.4	9.3
Capital expenditures	5.0	3.6	5.9	0.8	1.7	6.8
Net cash provided by operating activities of continuing operations	14.2	26.4	17.2	1.1	10.6	26.7
Net cash provided by (used in) investing activities of continuing operations	16.0	4.3	2.5	(0.4)	(2.4)	0.5
Net cash (used in) provided by financing activities of continuing operations	(41.9)	(21.5)	(21.9)	0.2	(3.9)	(26.0)

(1)	Refer to “Results of Operations” in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for a discussion of the restructuring charges related to fiscal 2003, 2004 and fiscal 2005.
(2)	As a result of our adoption of Statement of Financial Accounting Standards, or SFAS No. 142, commencing in 2003, goodwill is no longer amortized. The write-off/amortization of intangibles charge in fiscal 2003 represents a $4.0 million impairment write-off. In addition, the cumulative effect of change in accounting principle represents the impact of adopting SFAS No. 142.
(3)	Total debt includes long-term debt, including the current portion, notes payable and subordinated debt.

RISK FACTORS

An investment in our common stock involves risk. The risks below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. All of the following risks could affect our business, financial condition or results of operations. In such a case, you may lose all or a part of your original investment. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to invest in our common stock.

Risks Related to Our Business

Our business is cyclical and is affected by industrial economic conditions, and over the past several years we experienced substantially reduced demand for our products.

Many of the end-users of our products are in highly cyclical industries, such as general manufacturing and construction, that are sensitive to changes in general economic conditions. Their demand for our products, and thus our results of operations, is directly related to the level of production in their facilities, which changes as a result of changes in general economic conditions and other factors beyond our control. In fiscal 2003 and 2004, for example, we experienced significantly reduced demand for our products, generally as a result of the global economic slowdown, and more specifically as a result of the dramatic decline in capital goods spending in the industries in which our end-users operate. These lower levels of demand resulted in a 24.2% decline in net sales from fiscal 2001 to fiscal 2004, from $586.2 million to $444.6 million. This decline in net sales resulted in a 54.6% decrease in our income from operations during the same period. We saw a significant improvement in demand for our products in fiscal 2005. Our net sales for fiscal 2005 were $514.8 million, up $70.2 million or 15.8% from fiscal 2004 net sales.

If the current upturn does not continue or if there is deterioration in the general economy or in the industries we serve, our business, results of operations and financial condition could be materially adversely affected. In addition, the cyclical nature of our business could at times also adversely affect our liquidity and ability to borrow under our revolving credit facility.

Our substantial level of indebtedness may adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our debt service obligations.

We are highly leveraged, which means that we have incurred indebtedness that is substantial in relation to our income from operations, net cash provided by operating activities of continuing operations and shareholders’ equity. As of July 3, 2005, on a pro forma basis after giving effect to (i) the sale of $136.0 million principal amount of our 8 7/8% Senior Subordinated Notes due 2013 (“8 7/8% Notes”) in September 2005 and the use of the net proceeds therefrom, together with additional borrowings under our revolving credit facility and cash on hand, to repurchase and redeem all of our outstanding 8 1/2% Senior Subordinated Notes due 2008 (“8 1/2% Notes”) and (ii) the sale of our common stock in this offering and the use of proceeds therefrom as described in “Capitalization”, we would have had total debt of approximately $230.4 million. This total debt represents approximately 62.0% of our total pro forma capitalization at that date. The degree to which we are leveraged could have important consequences to holders of our common stock, including the following:

•	we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which reduces the funds available for our operations;

•	a portion of our debt is at variable rates of interest, which makes us vulnerable to increases in interest rates; for example, interest expense for fiscal 2005 would have increased $0.1 million for every percentage point increase in interest rates, based upon our pro forma variable rate debt outstanding as of July 3, 2005;

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit our ability to adjust to changing market conditions and to withstand competitive pressures, putting us at a competitive disadvantage; and

•	we may be more vulnerable to a continued downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth and productivity-improvement programs.

We rely in large part on independent distributors for sales of our products.

We depend on independent distributors to sell our products and provide service and aftermarket support to our end-user customers. Distributors play a significant role in determining which of our products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. Almost all of the distributors with whom we transact business offer competitive products and services to our end-user customers. We do not have written agreements with our distributors located in the United States. The loss of a substantial number of these distributors or an increase in the distributors’ sales of our competitors’ products to our ultimate customers could materially reduce our sales and profits.

We are subject to currency fluctuations from our international sales.

Our products are sold in many countries around the world. Thus, a portion of our revenues (approximately $153.8 million in fiscal year 2005) is generated in foreign currencies, including principally the euro and the Canadian dollar, while a portion of the costs incurred to generate those revenues are incurred in other currencies. Since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. We currently do not have exchange rate hedges in place to reduce the risk of an adverse currency exchange movement. Currency fluctuations may impact our financial performance in the future.

Our international operations pose certain risks that may adversely impact sales and earnings.

We have operations and assets located outside of the United States, primarily in Canada, Mexico, Germany, the United Kingdom, Denmark, France and China. In addition, we import a portion of our hoist product line from Asia, and sell our products to distributors located in approximately 50 countries. In fiscal year 2005, approximately 37% of our net sales were derived from non-U.S. markets. These international operations are subject to a number of special risks, in addition to the risks of our domestic business, including currency exchange rate fluctuations, differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support, difficulty in staffing and managing widespread operations, differences in the availability and terms of financing, political instability and risks of increases in taxes. Also, in some foreign jurisdictions we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. These factors may adversely affect our future profits.

Part of our strategy is to expand our worldwide market share and reduce costs by strengthening our international distribution capabilities and sourcing basic components in foreign countries, in particular in Mexico and China. Implementation of this strategy may increase the impact of the risks described above, and we cannot assure you that such risks will not have an adverse effect on our business, results of operations or financial condition.

Our business is highly competitive and increased competition could reduce our sales, earnings and profitability.

The principal markets that we serve within the material handling industry are fragmented and highly competitive. Competition is based primarily on performance, functionality, price, brand recognition, customer service and support, and product availability. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross margins and net income.

The greater financial resources or the lower amount of debt of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors may also have the ability to develop product or service innovations that could put us at a disadvantage. In addition, some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, including crane building. If we are unable to compete successfully against other manufacturers of material handling equipment, we could lose customers and our revenues may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins on sales to our customers or that we will be able to continue to compete successfully in our core markets.

Our products involve risks of personal injury and property damage, which exposes us to potential liability.

Our business exposes us to possible claims for personal injury or death and property damage resulting from the products that we sell. We maintain insurance through a combination of self-insurance retentions and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish accrued liability reserves for the self-insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts. Claims brought against us that are not covered by insurance or that result in recoveries in excess of insurance coverage could have a material adverse effect on our results and financial condition.

Our future operating results may be affected by fluctuations in steel prices. We may not be able to pass on increases in raw material costs to our customers.

The principal raw material used in our chain, forging and crane building operations is steel. The steel industry as a whole is highly cyclical, and at times pricing can be volatile due to a number of factors beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. During 2004, the market price of steel increased significantly but has stabilized, or even decreased in some steel categories during 2005. This volatility can significantly affect our raw material costs. In an environment of increasing raw material prices, competitive conditions will determine how much of the steel price increases we can pass on to our customers. During 2004 and 2005, we were successful at adding and maintaining a surcharge to the costs of our high steel content products reflecting the increased cost of steel. In the future, to the extent we are unable to pass on any steel price increases to our customers, our profitability could be adversely affected.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel when needed. Effective August 4, 2005, our former Chief Financial Officer, Robert R. Friedl, resigned as an employee of the company. We have not entered into employment agreements with any of our senior management personnel.

We are subject to various environmental laws which may require us to expend significant capital and incur substantial cost.

Our operations and facilities are subject to various federal, state, local and foreign requirements relating to the protection of the environment, including those governing the discharge of pollutants in the air and water, the generation, management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have made, and will continue to make, significant expenditures to comply with such requirements. Violations of, or liabilities under, environmental laws and regulations, or changes in such laws and regulations (such as the imposition of more stringent standards for discharges into the environment), could result in substantial costs to us, including operating costs and capital expenditures, fines and civil and criminal sanctions, third party claims for property damage or personal injury, clean-up costs or costs relating to the temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years, and we have remediated contamination at some of our facilities. Over time, we and other predecessor operators of such facilities have generated, used, handled and disposed of hazardous and other regulated wastes. We could incur additional environmental liabilities, including clean-up obligations at these locations or other sites at which materials from our operations were disposed, which could result in substantial future expenditures that cannot be currently quantified and which could reduce our profits or have an adverse effect on our financial condition.

Risks Related to the Offering

Our management has broad discretion over the use of a portion of the net proceeds to us from this offering.

While we intend to use approximately $40.3 million of the net proceeds to us from this offering to repurchase a portion of our outstanding 10% Senior Secured Notes due 2010, our management will have considerable discretion in the application of the balance of the net proceeds to us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the balance of the net proceeds are being used appropriately. We may use these net proceeds for corporate purposes that do not increase our profitability or our market value. Pending application of the net proceeds, we may place them in investments that produce low investment yields or that lose value.

Sales of substantial amounts of our common stock or the perception that such sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of October 2, 2005 there were 15,247,572 shares of our common stock outstanding. Subject to the lock-up provisions described below, all of these shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”), as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

In connection with this offering, our executive officers, directors and the selling shareholder have agreed not to publicly sell shares of our common stock for a period of 90 days from the date of this prospectus, subject to limited exceptions. Sales of substantial amounts of our common stock by these holders, or the perception that such sales could occur, could result in a significant decline in the market price of our common stock.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The price you pay in this offering may not reflect the market price of our common stock following this offering and we cannot assure you that the market price will equal or exceed the price you pay in this offering. The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	announcements of new business initiatives by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our financial results, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any securities analysts that elect to follow our common stock or the common stock of our competitors; and

•	market conditions in our industry and the economy as a whole.

In addition, if the market for our products or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline in spite of our operating performance. The trading price of our common stock may also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the offering price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We cannot control what these analysts publish. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our certificate of incorporation, by-laws and Rights Agreement, as well as the New York Business Corporation Law, contain provisions that could have the effect of deterring takeovers or delaying or preventing changes in control or management of our company.

Provisions of our certificate of incorporation and by-laws, our Rights Agreement and applicable New York law may discourage, delay or prevent a change in control that shareholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws:

•	authorize our Board of Directors to issue preferred stock in one or more series, without shareholder approval;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

•	limit the right of shareholders to remove a director.

Our Rights Agreement and applicable provisions of New York law impose limitations on persons proposing to acquire us in a transaction not approved by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, including statements regarding our future prospects. These statements may be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions and relate to future events and occurrences. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements, all of which are difficult to predict and many of which are beyond our control. Factors that could cause actual results to differ materially from those expressed or implied in such statements include, but are not limited to, those factors described under “Risk Factors” beginning on page 16, as well as the following:

•	general economic and capital market conditions, including political and economic uncertainty in various areas of the world where we do business;

•	varying and seasonal levels of demand for our products and services;

•	consolidation within our customer base and the resulting increased concentration of our sales;

•	pricing and product actions taken by our competitors;

•	financial conditions of our customers;

•	customers’ perception of our financial condition relative to that of our competitors;

•	changes in United States or foreign tax laws or regulations;

•	reliance upon suppliers and risks of production disruptions and supply and capacity constraints;

•	costs of raw materials and energy;

•	risks associated with reconfiguration and relocation of manufacturing operations;

•	the effectiveness of our cost reduction initiatives;

•	industry innovation and our own research and development efforts;

•	interest and foreign currency exchange rates;

•	risks associated with product liability;

•	unforeseen liabilities arising from patent or other litigation; and

•	our dependence on key management.

Given these factors, undue reliance should not be placed on any forward-looking statements, including statements regarding our future prospects. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. These statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 3.0 million shares of common stock that we are offering will be approximately $56.0 million ($64.6 million if the underwriters exercise their over-allotment in full) after the payment of underwriting discounts, commissions and our estimated offering expenses, based on an offering price to the public of $20.00 per share. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling shareholder.

We intend to use a portion of our net proceeds from this offering to redeem approximately $40.3 million principal amount of our outstanding 10% Senior Secured Notes (the “10% Notes”) pursuant to the optional redemption provisions of the indenture governing the 10% Notes at a purchase price equal to 110% of the principal amount thereof plus accrued interest to the redemption date.

We intend to use the balance of our net proceeds from this offering for other general corporate purposes in furtherance of our strategy of global growth, including additional debt repayment, acquisitions and investments. We have no current agreements or commitments with respect to any acquisition or investment, and we currently are not engaged in negotiations with respect to any acquisition or investment. Accordingly, our management will have broad discretion in applying these proceeds.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is traded on The Nasdaq National Market under the symbol “CMCO.” As of October 2, 2005, there were 515 holders of record of our common stock.

From 1988 through the second quarter of fiscal 2002, we paid quarterly cash dividends on our common stock. In January 2002, we announced that we were indefinitely suspending the payment of cash dividends on our common stock in order to dedicate our cash resources to the repayment of outstanding indebtedness. We may reconsider or revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, capital requirements or other conditions our Board of Directors may deem relevant.

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock as reported on The Nasdaq National Market.

	Price Range of Common Stock
	High	Low
Year Ended March 31, 2004
First Quarter	$2.72	$1.30
Second Quarter	4.84	2.31
Third Quarter	7.80	4.58
Fourth Quarter	11.72	6.35

Year Ended March 31, 2005
First Quarter	$8.62	$4.87
Second Quarter	9.81	6.69
Third Quarter	9.38	6.80
Fourth Quarter	14.31	8.20

Year Ended March 31, 2006
First Quarter	$13.82	$8.35
Second Quarter	25.15	10.70
Third Quarter (through November 7, 2005)	26.00	20.07

On November 7, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $21.78 per share.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of October 2, 2005 (i) on an actual basis, (ii) as adjusted to give effect to the redemption in October 2005 of $25.6 million principal amount of our outstanding 8 1/2% Notes and (iii) as further adjusted to give effect to the completion of this offering and the redemption of $40.3 million principal amount of our outstanding 10% Notes with a portion of the net proceeds therefrom as described further in “Use of Proceeds.”

The information presented below should be read in conjunction with “Summary Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	October 2, 2005
	Actual	As Adjusted	As Further Adjusted
	(dollars in millions)
Cash and cash equivalents(1)	$42.5	$16.9	$27.5

Debt:
Revolving credit facility	$—	$—	$—
10% Notes	115.0	115.0	74.7
Other senior debt(2)	4.1	4.1	4.1
8 1/2% Notes	25.6	—	—
8 7/8% Notes	136.0	136.0	136.0

Total debt	280.7	255.1	214.8

Shareholders’ equity(3)
Voting common stock	0.2	0.2	0.2
Additional paid-in capital	106.8	106.8	162.8
Retained earnings (accumulated deficit)	1.9	1.9	(3.0)
ESOP debt guarantee	(4.3)	(4.3)	(4.3)
Unearned restricted stock	(0.0)	(0.0)	(0.0)
Accumulated other comprehensive loss	(11.2)	(11.2)	(11.2)

Total shareholders’ equity	93.4	93.4	144.5

Total capitalization	$374.1	$348.5	$359.3

(1)	Cash and cash equivalents As Further Adjusted includes net proceeds of $56.0 million less debt redeemed of $40.3 million, redemption premiums of $4.0 million, and accrued interest on debt redeemed of $1.1 million.
(2)	Other senior debt includes working capital facilities and other debt of our foreign subsidiaries.
(3)	Adjustments to our shareholders’ equity reflect fees of $4.0 million, redemption premiums of $4.0 million, write-offs of capitalized financing fees on our 10% Notes of $0.9 million, and the proceeds from this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(amounts in millions, except per share data)

The following table sets forth selected consolidated financial data for the five-year period ended March 31, 2005, for the three-month periods ended July 4, 2004 and July 3, 2005 and the twelve-month period ended July 3, 2005. The selected consolidated financial data for the fiscal years ended March 31, 2003, 2004 and 2005 are derived from the audited consolidated financial statements included elsewhere herein. The consolidated financial data for the three months ended July 3, 2005 and July 4, 2004 is derived from our unaudited consolidated financial statements included elsewhere herein. The consolidated financial data for the twelve months ended July 3, 2005 are derived from both the audited consolidated financial statements for the year ended March 31, 2005 and the unaudited consolidated financial statements for the three months ended July 3, 2005 and July 4, 2004. The unaudited consolidated financial statements include all adjustments consisting of normal recurring accruals, which the company considers necessary for a fair presentation of the financial position and results of operations for these periods. In May 2002, we sold substantially all of the assets of our ASI subsidiary. Our consolidated financial statements for the periods presented have been restated to reflect the ASI business as a discontinued operation. See Note 3 to our consolidated financial statements incorporated by reference herein for more information on the discontinued operations.

The information presented below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Operating results for the three and twelve-month periods ended July 3, 2005 are not necessarily indicative of the results that may be expected for the entire year ended March 31, 2006.

	Fiscal Year Ended March 31					Three Months Ended		Twelve Months Ended 07/03/05
	2001	2002	2003	2004	2005	07/04/04	07/03/05
Statement of Operations Data:
Net sales	$586.2	$480.0	$453.3	$444.5	$514.8	$121.7	$140.9	$534.0
Cost of products sold	426.7	359.5	346.0	339.7	388.9	90.2	104.3	403.0

Gross profit	159.5	120.5	107.3	104.8	125.9	31.5	36.6	131.0
Selling expenses	48.4	43.5	47.4	48.3	52.3	12.7	13.7	53.3
General and administrative expenses	34.3	28.3	26.6	25.0	31.7	7.5	8.2	32.4
Restructuring charges(1)	—	9.6	3.7	1.2	0.9	—	—	0.9
Write-off/amortization of intangibles(2)	11.0	11.0	4.2	0.4	0.3	0.1	0.1	0.3

Income from operations	65.8	28.1	25.4	29.9	40.7	11.2	14.6	44.1
Interest and debt expense	36.3	29.4	32.0	28.9	27.6	7.1	6.7	27.2
Other (income) and expense, net	(2.2)	2.4	(2.1)	(4.2)	(5.2)	—	(0.8)	(6.0)

Income (loss) before income tax expense	31.7	(3.7)	(4.5)	5.2	18.3	4.1	8.7	22.9
Income tax expense	16.8	2.3	1.5	4.0	2.2	0.7	1.6	3.1

Income (loss) from continuing operations	14.9	(6.0)	(6.0)	1.2	16.1	3.4	7.1	19.8

Total income (loss) from discontinued operations	0.3	(129.3)	—	—	0.6	—	0.2	0.8
Cumulative effect of change in accounting principle(2)	—	—	(8.0)	—	—	—	—	—

Net income (loss)	$15.2	$(135.3)	$(14.0)	$1.2	$16.7	$3.4	$7.3	$20.6

Basic income (loss) per share	$1.06	$(9.39)	$(0.97)	$0.08	$1.14	$0.23	$0.50	$1.41
Diluted income (loss) per share	$1.06	$(9.39)	$(0.97)	$0.08	$1.13	$0.23	$0.49	$1.38

Average basic shares outstanding	14.3	14.4	14.5	14.6	14.6	14.6	14.7	14.6
Average diluted shares outstanding	14.3	14.4	14.5	14.6	14.8	14.6	15.0	14.9

Balance Sheet Data (end of period):
Cash and cash equivalents	$14.0	$13.1	$1.9	$11.1	$9.5	$12.1	$13.6	$13.6
Working capital(4)	203.1	(2.0)	96.4	101.3	102.7	104.6	112.3	112.3
Total assets(5)	722.4	524.3	482.6	473.4	480.9	471.3	486.3	486.3
Total debt(6)	410.0	350.4	316.3	293.4	270.9	293.6	266.6	266.6
Total shareholders’ equity	207.9	71.6	52.7	63.0	81.8	66.3	86.2	86.2

Other Financial Data:
Depreciation and amortization	22.7	22.5	14.8	10.1	9.2	2.3	2.4	9.3
Capital expenditures	10.2	4.7	5.0	3.6	5.9	0.8	1.7	6.8
Net cash provided by operating activities of continuing operations	38.3	49.8	14.2	26.4	17.2	1.1	10.6	26.7
Net cash (used in) provided by investing activities of continuing operations	(7.2)	(1.6)	16.0	4.3	2.5	(0.4)	(2.4)	0.5
Net cash (used in) provided by financing activities of continuing operations	(19.5)	(48.5)	(41.9)	(21.5)	(21.9)	0.2	(3.9)	(26.0)

(1)	Refer to “Results of Operations” in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for a discussion of the restructuring charges related to fiscal 2003, 2004 and fiscal 2005. Restructuring charges for fiscal 2002 include exit costs of $2.4 million of severance relating to approximately 250 employees and $7.2 million of lease termination, facility wind-down and maintenance of non-operating facilities prior to disposal. Included in the restructuring charges was approximately $8.3 million to terminate a lease facility, resulting in the purchase of the property with an estimated fair value of approximately $2.3 million which was recorded as an offset to the restructuring charges.
(2)	As a result of our adoption of Statement of Financial Accounting Standards, or SFAS No. 142, commencing in 2003, goodwill is no longer amortized. The write-off/amortization of intangibles charge in fiscal 2003 represents a $4.0 million impairment write-off. In addition, the cumulative effect of change in accounting principle represents the impact of adopting SFAS No. 142.
(3)	Statement of Operations data represent our continuing operations for all periods presented and have been restated to remove ASI results from the continuing operations data. In May 2002, we sold substantially all of the assets of ASI. We received $20.6 million in cash and an 8% subordinated note in the principal amount of $6.8 million which is payable over 10 years beginning in August 2004. The full amount of this note has been reserved due to the uncertainty of collection. Principal payments received on the note are recorded as income from discontinued operations at the time of receipt. All interest and principal payments required under the note have been made to date. We recorded an after-tax loss of $121.5 million or $8.43 per diluted share and reflected ASI as a discontinued operation in the fourth quarter of fiscal 2002. The loss included closing costs from the transaction and estimated operating losses of the discontinued operation through the date of the sale, May 10, 2002. The loss was due primarily to the write-off of $104.0 million of goodwill and a $17.5 million loss related to the write-off of the remaining net assets in excess of the selling price. Refer to Note 3 to our consolidated financial statements for additional information on Discontinued Operations.
(4)	Working capital includes net current assets of discontinued operations of $46.9 million and $21.5 million as of March 31, 2001 and 2002, respectively. At March 31, 2002, working capital was net of $145.8 million outstanding under the revolving credit facility that was due to expire on March 31, 2003 and refinanced in November 2002.
(5)	Total assets includes net assets of discontinued operations of $163.5 million and $21.5 million as of March 31, 2001 and 2002, respectively.
(6)	Total debt includes long-term debt, including the current portion, notes payable and subordinated debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS

OF OPERATIONS AND FINANCIAL CONDITION

Executive Overview

We are a leading manufacturer and marketer of hoists, cranes, chain, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end-user markets. Our products are used to efficiently and ergonomically move, lift, position or secure objects and loads. Our Products segment sells a wide variety of powered and manually operated wire rope and chain hoists, industrial crane systems, chain, hooks and attachments, actuators and rotary unions. Our Solutions segment designs, manufactures, and installs application-specific material handling systems and solutions for end-users to improve workstation and facility-wide workflow.

Founded in 1875, we have grown to our current leadership position through organic growth and also as the result of the 14 businesses we acquired between February 1994 and April 1999. We have developed our leading market position over our 130-year history by emphasizing technological innovation, manufacturing excellence and superior after-sale service. In addition, the acquisitions significantly broadened our product lines and services and expanded our geographic reach, end-user markets and customer base. Integration of the operations of the acquired businesses with our previously existing businesses is substantially complete. Ongoing integration of these businesses includes improving our productivity, further reducing our excess manufacturing capacity, developing new products and extending our cross-selling activities to the European and Asian marketplaces. We are executing those initiatives through our Lean Manufacturing efforts, facility rationalization program, new product development and expanded sales activities.

Our Lean Manufacturing efforts are fundamentally changing our manufacturing processes to be more responsive to customer demand and improving on-time delivery and productivity. From 2001 through 2004, under our facility rationalization program, we closed 13 facilities and consolidated several product lines, with potential opportunity for further rationalization. Also, we have been undergoing assessments for possible divestiture of several less-strategic businesses. Our manipulator and specialty marine chain businesses were sold in fiscal 2004 and two others remain as possible divestiture candidates, including our conveyor business which comprises a majority of our Solutions segment and a specialty crane business within our Products segment. In furtherance of our facility rationalization projects, in January 2005 we completed the sale of a Chicago-area property resulting in a $2.7 million gain, which was recorded in the fourth quarter of fiscal 2005. In February 2005, we announced the sale and partial leaseback of our corporate headquarters building in Amherst, New York at a $2.2 million gain, of which $1.0 million was also recorded in the fourth quarter of fiscal 2005 and the remainder will be deferred and recognized pro rata over the life of its ten year leaseback period. Additionally, we sold a Virginia property in the fiscal 2005 fourth quarter, and recognized a $0.2 million gain. We will continue to sell surplus real estate resulting from our facility rationalization projects and those divestitures may result in gains or losses. To broaden our product offering in markets where we have a strong competitive position as well as to facilitate penetration into new geographic markets, we have heightened our new product development activities. This includes development of hoist lines in accordance with international standards, to complement our current offering of hoist products designed in accordance with U.S. standards. To further expand our global sales, we are introducing certain of our products that historically have been distributed only in North America and also introducing new products through our existing European distribution network. Furthermore, we are working to build a distribution network in China to capture an anticipated growing demand for material handling products as that economy continues to industrialize.

Many of the U.S. industrial sectors that we serve have been impacted by soft economic conditions since mid-1998. These conditions deteriorated significantly in our fiscal 2001 fourth quarter and continued to decline throughout fiscal 2002 and 2003, negatively impacting our net sales and financial performance. We began to see some stabilization and then very modest improvement in the latter half of fiscal 2004 and significant improvement in fiscal 2005. Our net sales dropped by 5.6% to $453.3 million in fiscal 2003 and by an additional 1.9% to $444.6 million in fiscal 2004, primarily due to this downturn in the business cycle. However, our net sales in fiscal 2005 and the first quarter of fiscal 2006 each improved by 15.8% to $514.8 million and $140.9 million, respectively, over the comparable periods in fiscal 2004 and fiscal 2005 as the company experienced definitive economic improvement. We monitor such indicators as U.S. Industrial Capacity Utilization and Industrial Production, which have been increasing since July 2003. Further, we continue to monitor the potential impact of negative global and domestic trends, including steel price fluctuations, possibly rising interest rates and uncertainty in some end-user markets around the globe. In addition, to enhance future revenue opportunities, we are increasing our sales and marketing efforts in international markets and investing in new products and services as further described in “Business—Our Growth Strategy”.

Use of Estimates in Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we review our estimates, including those related to litigation, liability for self-insurance, impairment of goodwill and other intangibles, based on currently available information. Changes in facts and circumstances may result in revised estimates.

Results of Operations

Three Months Ended July 3, 2005 and July 4, 2004

Net sales in the fiscal 2006 quarter ended July 3, 2005 were $140.9 million, up $19.2 million or 15.8% from the fiscal 2005 quarter ended July 4, 2004. Sales in the Products segment increased by $15.3 million or 14.1% from the previous year’s quarter. These increases are due to the continued strength of U.S. and European industrial markets, as well as the impact of price increases ($6.1 million) and surcharges ($1.8 million) to recover cost increases. Translation of foreign currencies, particularly the Euro and Canadian dollar, into U.S. dollars contributed $1.3 million toward the Products segment increase in sales for the quarter ended July 3, 2005. Sales in the Solutions segment increased 29.7% or $3.9 million for the quarter ended July 3, 2005 when compared to the same period in the prior year. The increase in this segment for the quarter is primarily due to improvement in our European conveyor business. Translation of foreign currencies into U.S. dollars contributed $0.6 million toward the Solutions segment increase in sales for the quarter ended July 3, 2005. Sales in the segments are summarized as follows:

	Three Months Ended
	July 3, 2005	July 4, 2004	Change Amount	%
	(dollars in millions)
Products	$123.9	$108.6	$15.3	14.1
Solutions	17.0	13.1	3.9	29.7

Net Sales	$140.9	$121.7	$19.2	15.8

Gross profit and gross profit margins by operating segment are summarized as follows:

	Three Months Ended
	July 3, 2005		July 4, 2004
	Amount	%	Amount	%
	(dollars in millions)
Products	$34.2	27.6	$29.3	26.9
Solutions	2.3	13.7	2.2	16.8

Net Sales	$36.5	25.9	$31.5	25.9

The increase in the gross profit margin for the Products segment is the result of realization of operational leverage at increased sales volumes and previous cost containment activities. The Solutions segment gross profit margin was unfavorably impacted by product mix.

Selling expenses were $13.7 million and $12.7 million in the fiscal 2006 and 2005 quarters, respectively. The change in expense dollars was impacted by increased investment in international markets ($0.5 million), translation from changes in foreign exchange rates ($0.2 million), and increased variable selling costs as a result of higher sales volume. As a percentage of consolidated net sales, selling expenses were 9.7% and 10.4% in the fiscal 2006 and 2005 quarters, respectively.

General and administrative expenses were $8.2 million and $7.5 million in the fiscal 2006 and 2005 quarters, respectively. The increase is primarily the result of increased salaries ($0.2 million), increased professional costs associated with regulatory compliance with the Sarbanes-Oxley Act ($0.1 million), currency translation impact ($0.1 million), and variable compensation expense ($0.1 million). As a percentage of consolidated net sales, general and administrative expenses were 5.7% and 6.2% in the fiscal 2006 and 2005 quarters, respectively.

Interest and debt expense was $6.7 million and $7.1 million in the fiscal 2006 and 2005 quarters, respectively. The quarterly decrease is the result of lower debt levels. As a percentage of consolidated net sales, interest and debt expense was 4.8% and 5.8% in the fiscal 2006 and 2005 quarters, respectively.

Other (income) and expense, net was ($0.8 million) and $0.0 million in the fiscal 2006 and 2005 quarters, respectively. The 2006 quarter consisted primarily of $0.6 million of realized gains on investments within the company’s captive insurance company portfolio.

Income tax expense as a percentage of income from continuing operations before income tax expense was 18.3%, and 17.8% in the fiscal 2006 and 2005 quarters, respectively. The fiscal 2006 and 2005 first quarter percentages vary from the U.S. statutory rate due to the utilization of domestic net operating loss carry-forwards that had been fully reserved and jurisdictional mix. Income tax expense primarily results from non-U.S. taxable income and state taxes on U.S. taxable income. We evaluate our estimated annual effective tax rate each quarter. In light of our continuing improvement in the results of our U.S. operations during fiscal 2005 and 2006, management plans to review the previously established valuation reserves for our net deferred tax assets in more detail as information becomes available.

Years Ended March 31, 2005, 2004 and 2003.

Net sales of our Products and Solutions segments, in millions of dollars and with percentage changes for each segment, were as follows:

	Fiscal Years Ended March 31,			Change 2005 vs. 2004		Change 2004 vs. 2003
	2005	2004	2003	Amount	%	Amount	%
Products segment	$453.1	$394.2	$388.1	$58.9	14.9	$6.1	1.6
Solutions segment	61.7	50.4	65.2	11.3	22.4	(14.8)	(22.7)

Total net sales	$514.8	$444.6	$453.3	$70.2	15.8	$(8.7)	(1.9)

Sales in fiscal 2005 increased as a result of the improved economy in the industrial sector of North America compared to the downturn in the general North American and European economies and the industrial sectors in particular in fiscal 2004 and 2003. Net sales in fiscal 2005 of $514.8 million increased by $70.2 million, or 15.8%, from fiscal 2004, and net sales in fiscal 2004 of $444.6 million decreased by $8.7 million, or 1.9%, from fiscal 2003. The Products segment for fiscal 2005 experienced a net sales increase of 14.9% over the prior year. The increase was due to a combination of higher volume as the North American industrial economy recovered as well as price increases ($19.7 million) including surcharges specifically in response to rising steel costs. Our

Products segment net sales improved 1.6% in fiscal 2004 as we saw stabilization by mid-2004 and improvement of 7.4% in the latter half of the fiscal year. Both fiscal 2005 and 2004 were impacted by the weakening U.S. dollar relative to other currencies, particularly the euro, and reported Products segment sales were favorably affected by $6.2 million and $11.3 million in fiscal 2005 and 2004, respectively. For fiscal 2005, our Solutions segment net sales increased 22.4% as a result of increased volume in Europe in our conveyor business. Our Solutions segment net sales decreased 22.7% in fiscal 2004. The decline in fiscal 2004 was primarily due to soft U.S. and European industrial markets, particularly affecting purchasing decisions for capital goods. The fiscal 2004 decline was further impacted by the March 2003 divestiture of our steel erection business, which generated $7.9 million of revenues in fiscal 2003.

Gross profit of the Products and Solutions segments, in millions of dollars and as a percentage of total segment net sales, was as follows:

	Fiscal Years Ended March 31,
	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Products segment	$117.1	25.8	$99.2	25.2	$98.7	25.4
Solutions segment	8.8	14.3	5.6	11.1	8.6	13.2

Total gross profit	$125.9	24.5	$104.8	23.6	$107.3	23.7

Our gross profit margins were approximately 24.5%, 23.6% and 23.7% in fiscal 2005, 2004 and 2003, respectively. The Products segment saw improved gross margin in fiscal 2005 as a result of operational leverage at increased volumes from the prior year. Gross margin for the Products segment in Fiscal 2004 was comparable to fiscal 2003 as revenue stabilized during the fiscal 2004 year and costs were closely monitored. The Solutions segment’s gross profit margins increased in Fiscal 2005 as a result of the recovery of European markets which led to increased volume for one division, as well as the divestiture of a poor performing, non-strategic business at the end of fiscal 2004. The decrease in fiscal 2004 compared to 2003 was primarily due to an increase in larger integrated solutions projects which carry a lower gross profit margin overall and a poor performing non-strategic business which was divested in February of 2004.

Selling expenses were $52.3 million, $48.3 million and $47.4 million in fiscal 2005, 2004 and 2003, respectively. As a percentage of net sales, selling expenses were 10.2%, 10.9% and 10.5% in fiscal 2005, 2004 and 2003, respectively. The fiscal 2005 and 2004 increases include $1.2 million and $2.2 million, respectively, resulting from the weakening of the U.S. dollar relative to foreign currencies, particularly the euro, upon translation of foreign operating results into U.S. dollars for reporting purposes. Fiscal 2005 includes increases related to variable costs associated with the increase sales volume, mainly commissions ($1.3 million), increased benefit costs ($0.5 million) and increased investments in international markets ($0.5 million). The fiscal 2004 increase also includes $0.4 million resulting from reclassification of certain crane builder expenses from general and administrative expenses in fiscal 2003 to improve reporting consistency. These increases were partially offset by cost control measures.

General and administrative expenses were $31.7 million, $25.0 million and $26.6 million in fiscal 2005, 2004 and 2003, respectively. As a percentage of net sales, general and administrative expenses were 6.2%, 5.6% and 5.9% in fiscal 2005, 2004 and 2003, respectively. Fiscal 2005 increases include $2.3 million associated with variable compensation, $1.4 million related to compliance costs associated with Sarbanes Oxley Section 404 implementation, $1.2 million of increasing benefit costs, $0.7 million resulting from the translation of foreign currencies into the weaker U.S. dollar for reporting purposes and $0.5 million for an increase in bad debt reserves based on increased accounts receivable levels. Much of the fiscal 2004 expense reductions resulted from general discretionary cost control measures. Partially offsetting those savings, fiscal 2004 was unfavorably impacted by $1.2 million resulting from the translation of foreign currencies into the weaker U.S. dollar for reporting purposes and also included $0.8 million for an increase in bad debt reserves based on increased accounts receivable levels.

Restructuring charges of $0.9 million, $1.2 million and $3.7 million, or 0.2%, 0.3% and 0.8% of net sales in fiscal 2005, 2004 and 2003, respectively, were primarily attributable to the closure or significant reorganization of thirteen manufacturing or warehouse facilities. The fiscal 2005 restructuring charges of $0.9 million relate primarily to facility costs as a result of our continued closure, merging and reorganization. $0.5 million of the costs relate to facility costs being expensed on an as incurred basis as a result of the project timing being subsequent to the adoption of SFAS No. 144. The fiscal 2005 restructuring charge also included $0.3 million of write-down on the net realizable value of a facility based on changes in market conditions and a reassessment of its net realizable value. During fiscal 2004, we recorded restructuring charges of $1.2 million related to various employee termination benefits and facility costs as a result of our continued closure, merging and reorganization and completion of two open projects from fiscal 2003. The following facilities were closed, merged or significantly reorganized beginning in fiscal 2003: Abingdon, VA; Tonawanda, NY; Cobourg, Ontario, Canada; Forest Park, IL; and Reform, AL. Excluding the Tonawanda facility, these operations were included within our Products segment, and were relocated into other existing Products segment facilities. Fiscal 2003 charges included exit costs of $1.8 million for severance relating to approximately 215 employees, $1.0 million of lease termination, facility wind-down, preparation for sale and maintenance of non-operating facilities prior to disposal and $0.9 million for facility closure costs on projects begun in 2002. Three of five 2003 projects were completed as planned in the fourth quarter of fiscal 2003 while the other two were completed as planned by the second quarter of fiscal 2004. The remaining liability of $0.1 million as of March 31, 2005 relates to the ongoing maintenance costs of a non-operating facility.

Each rationalization project was analyzed based on our capacity and the cost structure of the specific facilities relative to others. As a result of these rationalization projects we expect to achieve approximately $13 million to $14 million of annualized savings primarily in cost of products sold including facility fixed costs and employee costs, of which approximately $13.5 million and $11 million was realized during fiscal 2005 and 2004, respectively.

Write-off/amortization of intangibles was $0.3 million, $0.4 million and $4.2 million in fiscal 2005, 2004 and 2003, respectively. Fiscal 2003 reflected a $4.0 million goodwill write-off in the fourth quarter relating to impairment under Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets.” This pronouncement eliminated the requirement to amortize goodwill and indefinite-lived intangible assets beginning in fiscal 2003 but added new impairment testing rules.

Interest and debt expense was $27.6 million, $28.9 million and $32.0 million in fiscal 2005, 2004 and 2003, respectively. As a percentage of net sales, interest and debt expense was 5.4%, 6.5% and 7.1% in fiscal 2005, 2004 and 2003, respectively. The fiscal 2005 and 2004 decreases primarily resulted from lower debt levels.

Other income was $5.2 million, $4.2 million and $2.1 million in fiscal 2005, 2004 and 2003, respectively. Fiscal 2005 includes $3.7 million in gains from sales of real estate, $2.1 million from investment and interest income, offset by $0.3 million of additional losses from 2004 business divestitures. The income in fiscal 2004 included $5.7 million from asset sales and $1.9 million from an interest rate swap partially offset by $3.9 million of losses upon business divestitures. The income in fiscal 2003 included $5.3 million from asset sales offset by a $2.2 million unrealized, non-cash, mark-to-market loss recognized within our captive insurance company’s securities portfolio and a $1.3 million loss on a business divestiture. The fiscal 2003 unrealized loss within the securities portfolio was recognized since it was deemed to be other than temporary in nature, resulting from unrealized losses that existed longer than a six-month period.

Income taxes as a percentage of income before income taxes were not reflective of U.S. statutory rates in fiscal 2005, 2004 or 2003. The fiscal 2005 rate varies due to the benefit received from the utilization of the domestic net operating loss carry-forwards that have been fully reserved and jurisdictional mix. Income tax expense primarily results from non-U.S. taxable income and state taxes on U.S. taxable income. The fiscal 2004 rate varies due to jurisdictional mix and the existence of losses at certain subsidiaries for which no benefit was recorded. The fiscal 2003 rate was affected by the impact of non-deductible goodwill amortization/write-off.

Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” we reduced goodwill by $8.0 million as of the beginning of fiscal 2003, reflected as the cumulative effect of a change in accounting principle on our statement of operations. A discounted cash flows approach was used to test goodwill for potential impairment.

Liquidity and Capital Resources

Our primary sources of liquidity are borrowings under our revolving credit facility and cash provided by operating activities. Our revolving credit facility provides availability up to a maximum of $65.0 million through March 31, 2007. Our borrowing base at July 3, 2005 amounted to $65.0 million. At July 3, 2005, the unused portion totaled $47.7 million, net of outstanding borrowings of $3.8 million and outstanding letters of credit of $13.5 million. Pro forma for (i) the sale of $136.0 million of our 8 7/8% Notes in September 2005 and the use of the net proceeds therefrom, together with borrowings under our revolving credit facility and cash on hand, to repurchase and redeem all of our outstanding 8 1/2% Notes and (ii) the sale by us of 3.0 million shares of common stock in this offering, as of July 3, 2005, the unused portion would amount to $37.4 million, net of outstanding borrowings of $14.1 million and outstanding letters of credit of $13.5 million. Interest is payable at varying Eurodollar rates based on LIBOR or prime plus spreads determined by our leverage ratio, amounting to 175 or 50 basis points applied to each, respectively, at July 3, 2005 (4.93%).

The revolving credit facility is secured by first-priority liens on substantially all domestic inventory, receivables, equipment, real property, subsidiary stock (limited to 65% for foreign subsidiaries except 100% for Audubon Europe S.ar.l.) and intellectual property. The corresponding credit agreements associated with the revolving credit facility place certain debt covenant restrictions on us, including financial requirements and a restriction on dividend payments, with which we are currently in compliance.

The 10% Notes issued on July 22, 2003 amounted to $115.0 million on July 3, 2005 and are due August 1, 2010. Provisions of the 10% Notes include, without limitation, restrictions on indebtedness, restricted payments, asset and subsidiary stock sales, liens, and other restricted transactions. The 10% Notes are not entitled to redemption at our option prior to August 1, 2007 in the absence of an equity offering. We may redeem up to 35% of the outstanding notes at a redemption price of 110.0% with the proceeds of equity offerings, subject to certain restrictions. On and after August 1, 2007, they are redeemable at prices declining annually to 100% on and after August 1, 2009. In the event of a Change of Control (as defined in the indenture for such notes), each holder of the 10% Notes may require us to repurchase all or a portion of such holder’s 10% Notes at a purchase price equal to 101% of the principal amount thereof. The 10% Notes are secured by a second–priority interest in all domestic inventory, receivables, equipment, real property, subsidiary stock (limited to 65% for foreign subsidiaries except 100% for Audubon Europe S.ar.l.) and intellectual property. The 10% Notes are guaranteed by certain existing and future domestic subsidiaries and are not subject to any sinking fund requirements.

The 8 7/8% Notes were issued on September 2, 2005 in the principal amount of $136.0 million and are due November 1, 2013. Provisions of the 8 7/8% Notes include, without limitation, restrictions on indebtedness, restricted payments, asset and subsidiary stock sales, liens, and other restricted transactions. The 8 7/8% Notes are not entitled to redemption at our option prior to November 1, 2009 in the absence of an equity offering. We may redeem up to 35% of the outstanding notes at a redemption price of 110.0% with the proceeds of equity offerings, subject to certain restrictions. On and after November 1, 2009, they are redeemable at prices declining annually to 100% on and after November 1, 2011. In the event of a Change of Control (as defined in the indenture for such notes), each holder of the 8 7/8% Notes may require us to repurchase all or a portion of such holder’s 8 7/8% Notes at a purchase price equal to 101% of the principal amount thereof. The 8 7/8% Notes are guaranteed by certain existing and future domestic subsidiaries and are not subject to any sinking fund requirements.

Following consummation of this offering and the application of the net proceeds as described in “Use of Proceeds,” we believe that our cash on hand, cash flows, and borrowing capacity under our revolving credit facility will be sufficient to fund our ongoing operations and budgeted capital expenditures for at least the next twelve months. This belief is dependent upon a steady economy and successful execution of our current business plan which is focused on cash generation for debt repayment. The business plan includes continued implementation of Lean Manufacturing, facility rationalization projects, possible divestiture of excess facilities and certain non-strategic operations, improving working capital components, and new market and new product development.

Net cash provided by operating activities was $10.6 million for the three months ended July 3, 2005 compared to $1.1 million for the three months ended July 4, 2004. The $9.5 million increase is the result of increased income from continuing operations of $3.7 million and changes in the net working capital components, primarily increased accounts payable and accrued liabilities offset in part by increases in accounts receivable and unbilled revenues.

Net cash provided by operating activities was $17.2 million, $26.4 million and $14.2 million in fiscal 2005, 2004 and 2003, respectively. Overall, operating assets net of liabilities used cash of $4.4 million in fiscal 2005 while generating cash of $8.8 million and $4.0 million in fiscal 2004 and 2003, respectively. The $9.2 million decrease in fiscal 2005 relative to fiscal 2004 was primarily due to stronger operating performance in fiscal 2005 offset by increased working capital requirements. The $12.2 million increase in fiscal 2004 relative to fiscal 2003 was primarily due to stronger operating performance in fiscal 2004 and income tax refunds of $12.5 million.

Net cash used in investing activities was $2.4 million for the three months ended July 3, 2005 compared to $0.4 million for the three months ended July 4, 2004. In the three months ended July 3, 2005, we made net purchases of $0.7 million of marketable equity securities compared to net sales of $0.2 million of marketable equity securities to fund product liability payments during the three months ended July 4, 2004. Capital expenditures increased to $1.7 million in the first quarter of 2006 compared to $0.8 million for the three months ended July 4, 2004.

Net cash provided by investing activities was $2.5 million, $4.3 million and $16.0 million in fiscal 2005, 2004 and 2003, respectively. The fiscal 2005, 2004 and 2003 amounts included $7.1 million, $7.8 million and $21.7 million, respectively, from business and property divestitures.

Net cash used in financing activities was $3.9 million for the three months ended July 3, 2005 compared to net cash provided by financing activities of $0.2 million for the three months ended July 4, 2004. The $4.1 million change is primarily the result of repayment of debt.

Net cash used in financing activities was $21.9 million, $21.5 million and $41.9 million in fiscal 2005, 2004 and 2003, respectively. Those amounts included $22.9 million, $17.7 million and $34.5 million of debt repayment in fiscal 2005, 2004 and 2003, respectively. We also paid $4.4 million and $8.2 million of financing costs in fiscal 2004 and 2003, respectively, to effect the capital transactions previously described.

Contractual Obligations

The following table reflects a summary of our contractual obligations in millions of dollars as of March 31, 2005, by period of estimated payments due:

	Total	Fiscal 2006	Fiscal 2007- Fiscal 2008	Fiscal 2009- Fiscal 2010	More Than Five Years
Long-term debt obligations(a)	$266.1	$5.8	$144.9	$0.1	$115.3
Operating lease obligations(b)	13.2	3.5	5.3	3.4	1.0
Purchase obligations(c)	—	—	—	—	—
Interest obligations(d)	98.2	23.8	47.6	23.0	3.8
Letter of credit obligations	10.6	10.6	—	—	—
Other long-term liabilities reflected on the company’s balance sheet under GAAP(e)	42.4	3.4	20.1	15.8	3.1

Total	$430.5	$47.1	$217.9	$42.3	$123.2

(a)	As described in note 10 to our fiscal 2005 consolidated financial statements. See “Capitalization” for the effect of this offering and the application of the net proceeds therefrom.
(b)	As described in note 18 to our fiscal 2005 consolidated financial statements.
(c)	We have no purchase obligations specifying fixed or minimum quantities to be purchased. We estimate that, at any given point in time, our open purchase orders to be executed in the normal course of business approximate $40 million.
(d)	Estimated for our 10% Notes and 8 1/2% Notes.
(e)	As described in note 9 to our fiscal 2005 consolidated financial statements.

The following table reflects a summary of our long-term debt and interest obligations, in millions of dollars, by period of estimated payments due, based on our actual debt balances as of July 3, 2005, as adjusted to give effect to (i) the sale of $136.0 million of our 8 7/8% Notes in September 2005 and the use of the net proceeds therefrom, together with borrowings under our revolving credit facility and cash on hand, to repurchase and redeem all of our outstanding 8 1/2% Notes and (ii) the sale by us of 3.0 million shares of common stock in this offering and the use of the net proceeds therefrom as set forth in “Use of Proceeds” as though it occurred on April 1, 2005:

	Total	Fiscal 2006	Fiscal 2007- Fiscal 2008	Fiscal 2009- Fiscal 2010	More Than Five Years
Long-term debt obligations	$230.4	$5.5	$14.1	$—	$210.8
Interest obligations	144.2	19.9	39.4	39.1	45.8

We have no additional off-balance sheet obligations that are not reflected above.

Capital Expenditures

In addition to keeping our current equipment and plants properly maintained, we are committed to replacing, enhancing, and upgrading our property, plant, and equipment to support new product development, reduce production costs, increase flexibility to respond effectively to market fluctuations and changes, meet environmental requirements, enhance safety, and promote ergonomically correct workstations. Our capital expenditures for fiscal 2005, 2004 and 2003 were $5.9 million, $3.6 million and $5.0 million, respectively. The decrease in fiscal 2004 reflects a deferral of certain projects due to soft market conditions, as well as reduced needs resulting from our facility rationalization program.

Inflation and Other Market Conditions

Our costs are affected by inflation in the U.S. economy and, to a lesser extent, in foreign economies including those of Europe, Canada, Mexico, and Asia-Pacific. We do not believe that general inflation has had a material effect on results of operations over the periods presented primarily due to overall low inflation levels over such periods and our ability to generally pass on rising costs through annual price increases and surcharges. In the fourth quarter of fiscal 2004, we were impacted by high inflation in steel costs which varied by type of steel. We continue to monitor steel costs and potential surcharge requirements on a monthly basis. In addition, employee benefit costs such as health insurance, workers’ compensation insurance and pensions as well as energy and business insurance have exceeded general inflation levels. We generally incorporated those cost increases into our sales price increases as well as surcharges on certain products that began in March 2004. In the future, we may be further affected by inflation that we may not be able to pass on as price increases.

Seasonality and Quarterly Results

Quarterly results may be materially affected by the timing of large customer orders, periods of high vacation and holiday concentrations, restructuring charges and other costs attributable to our facility rationalization program, property or business divestitures, acquisitions and the magnitude of rationalization integration costs. Therefore, the operating results for any particular fiscal quarter are not necessarily indicative of results for any subsequent fiscal quarter or for the full fiscal year.

Discontinued Operations

In May 2002, we completed the divestiture of substantially all of the assets of ASI which comprised the principal business unit in our former Solutions—Automotive segment. Proceeds from this sale included cash of $15.9 million and an 8% subordinated note in the principal amount of $6.8 million payable over 10 years.

Due to uncertainty surrounding the financial viability of the new organization, the note has been recorded at the estimated net realizable value of $0. Principal payments received on the note are recorded as income from discontinued operations at the time of receipt. Accordingly, $0.6 million of income from discontinued operations was recorded in fiscal 2005. All interest and principal payments required under the note have been made to date.

Cash provided by discontinued operations was $0.6 million and $0.5 million in fiscal 2005 and 2003, respectively, as shown on our consolidated statements of cash flows. There was no cash provided by or used in discontinued operations in fiscal 2004.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We continually evaluate the estimates and their underlying assumptions, which form the basis for making judgments about the carrying value of our assets and liabilities. Actual results inevitably will differ from those estimates. We have identified below the accounting policies involving estimates that are critical to our financial statements. Other accounting policies are more fully described in Note 2 of notes to our consolidated financial statements.

Pension and Other Postretirement Benefits. The determination of the obligations and expense for pension and postretirement benefits is dependent on our selection of certain assumptions that are used by actuaries in calculating such amounts. Those assumptions are disclosed in Notes 11 and 13, respectively, to our fiscal 2005 consolidated financial statements and include the discount rates, expected long-term rate of return on plan assets and rates of future increases in compensation and health care costs.

The pension discount rate assumptions of 6%, 6 1/4% and 6 3/4% as of March 31, 2005, 2004 and 2003, respectively, are based on long-term bond rates. The decrease in discount rates for fiscal 2005 and 2004 resulted in $3.0 million and $7.0 million increases in the projected benefit obligations as of March 31, 2005 and 2004, respectively. The rate of return on plan assets assumptions of 8.3%, 8.4% and 8.5% for the years ended March 31, 2005, 2004 and 2003, respectively, are based on the composition of the asset portfolios (approximately 55% equities and 45% fixed income at March 31, 2005) and their long-term historical returns. The actual assets realized gains of $5.3 and $9.8 million in fiscal 2005 and 2004. Our funded status as of March 31, 2005 and 2004 was negative by $29.3 million and $30.3 million, or 24.3% and 27.3%, respectively. Our pension contributions during fiscal 2005 and 2004 were approximately $9.5 million. The negative funded status may result in future pension expense increases. Pension expense for the March 31, 2006 fiscal year is expected to approximate $6.3 million, which is down from the fiscal 2005 amount of $8.4 million. During fiscal 2005, we incurred a one-time pre-tax charge of $2.0 million related to a defined benefit pension plan at one of our foreign operations for a change in the discount rate used in determining the amount required for GAAP purposes. The factors outlined above will result in increases in funding requirements over time, unless there is continued significant market appreciation in the asset values. However, pension funding contributions for the March 31, 2006 fiscal year are expected to decrease by approximately $5.2 million compared to fiscal 2005. The compensation increase assumption of 4% as of March 31, 2005, 2004 and 2003 is based on historical trends.

The health care inflation assumptions of 10.5%, 12% and 12% for fiscal 2005, 2004 and 2003, respectively are based on anticipated trends. Health care costs in the United States have increased substantially over the last several years. If this trend continues, the cost of postretirement health care will increase in future years.

Insurance Reserves. Our accrued general and product liability reserves as described in Note 15 to our March 31, 2005 consolidated financial statements included herein elsewhere involve actuarial techniques including the methods selected to estimate ultimate claims, and assumptions including emergence patterns, payment patterns, initial expected losses and increased limit factors. Other insurance reserves such as workers’ compensation and group health insurance are based on actual historical and current claim data provided by third party administrators or internally maintained.

Inventory and Accounts Receivable Reserves. Slow-moving and obsolete inventory reserves are judgmentally determined based on historical and expected future usage within a reasonable timeframe. We reassess trends and usage on a regular basis and if we identify changes we revise our estimated allowances. Allowances for doubtful accounts and credit memo reserves are also judgmentally determined based on historical bad debt write-offs and credit memos issued, assessing potentially uncollectible customer accounts and analyzing the accounts receivable agings.

Long-Lived Assets. Property, plant and equipment and certain intangibles are depreciated or amortized over their assigned lives. These assets as well as goodwill are also periodically measured for impairment. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, we could incur a future impairment charge or a loss on disposal relating to these assets.

Marketable Securities. On a quarterly basis, we review our marketable securities for declines in market value that may be considered other than temporary. We consider market value declines to be other than temporary if they are declines for a period longer than six months and in excess of 20% of original cost.

Deferred Tax Asset Valuation Allowance. As of March 31, 2005, we had $53.3 million of total net deferred tax assets before valuation allowances. As described in Note 17 to our March 31, 2005 consolidated financial statements included herein elsewhere, $34.3 million of the assets pertain to net operating loss carryforwards and the remainder relate principally to liabilities including employee benefit plans, insurance reserves, accrued vacation and incentive costs and also to asset valuation reserves such as inventory obsolescence reserves and bad debt reserves. The net operating loss carryforwards expire in 2023. A valuation allowance of $43.8 million was recorded at March 31, 2005 due to the uncertainty of whether our net operating loss carryforwards, capital loss carryforwards and other deferred tax assets may ultimately be realized. Our ability to realize our deferred tax assets is primarily dependent on generating sufficient future taxable income. If we do not generate sufficient taxable income, we would record an additional valuation allowance.

Revenue Recognition. Sales are recorded when title passes to the customer, which is generally at the time of shipment to the customer, except for long-term construction contracts. For long-term construction contracts, we recognize contract revenues under the percentage of completion method, measured by comparing direct costs incurred to total estimated direct costs. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. In the event that a loss is anticipated on an uncompleted contract, a provision for the estimated loss is made at the time it is determined. Billings on contracts may precede or lag revenues earned, and such differences are reported in the balance sheet as current liabilities (accrued liabilities) and current assets (unbilled revenues), respectively. Customers do not routinely return product. However, sales returns are permitted in specific situations and typically include a restocking charge or the purchase of additional product. We have established an allowance for returns based upon historical trends.

Effects of New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, as an amendment to ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). This Statement requires that these items be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This Statement becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) was to be adopted for interim or annual periods beginning after June 15, 2005. On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for FASB statement No. 123(R). The SEC is requiring that registrants adopt statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt 123(R) in the first quarter of Fiscal 2007. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all share-based payments granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are still evaluating the method we plan to use when we adopt Statement 123(R).

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, recognize no compensation cost for employee stock options. Accordingly, adoption of Statement 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are exposed to various market risks, including commodity prices for raw materials, foreign currency exchange rates and changes in interest rates. We may enter into financial instrument transactions, which attempt to manage and reduce the impact of such changes. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Our primary commodity risk is related to changes in the price of steel. We control this risk through negotiating purchase contracts on a consolidated basis and by attempting to build changes in raw material costs into the selling prices of our products. We also evaluate our steel cost increases and assess the need for price increases and surcharges to our customers. We have not entered into financial instrument transactions related to raw material costs.

In fiscal 2005, 30% of our net sales were from manufacturing plants and sales offices in foreign jurisdictions. We manufacture our products in the United States, Mexico, China, Denmark, the United Kingdom, France and Germany and sell our products and solutions in over 50 countries. Our results of operations could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. Our operating results are exposed to fluctuations between the U.S. dollar and the Canadian dollar, European currencies and the Mexican peso. For example, when the U.S. dollar strengthens against the Canadian dollar, the value of our net sales and net income denominated in Canadian dollars decreases when translated into U.S. dollars for inclusion in our consolidated results. We are also exposed to foreign currency fluctuations in relation to purchases denominated in foreign currencies. Our foreign currency risk is mitigated since the majority of our foreign operations’ net sales and the related expense transactions are denominated in the same currency so therefore a significant change in foreign exchange rates would likely have a very minor impact on net income. For example, a 10% decline in the rate of exchange between the euro and the U.S. dollar impacts net income by approximately $0.4 million. In addition, the majority of our export sale transactions are denominated in U.S. dollars. Accordingly, we currently have not invested in derivative instruments, such as foreign exchange contracts, to hedge foreign currency transactions.

We control risk related to changes in interest rates by structuring our debt instruments with a combination of fixed and variable interest rates and by periodically entering into financial instrument transactions as appropriate. At March 31, 2005, we do not have any material swap agreements or similar financial instruments in place. At March 31, 2005 and 2004, approximately 96% and 95%, respectively, of our outstanding debt had fixed interest rates. At those dates, we had approximately $11.4 million and $14.3 million, respectively, of outstanding variable rate debt. A 1% fluctuation in interest rates in fiscal 2005 and 2004 would have changed interest expense on that outstanding variable rate debt by approximately $0.1 million for both years.

BUSINESS

General

We are a leading manufacturer and marketer of hoists, cranes, chain, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets. Our products are used to efficiently and ergonomically move, lift, position or secure objects and loads. We are the domestic market leader in hoists, our principal line of products, which we believe provides us with a strategic advantage in selling our other products. We have achieved this leadership position through strategic acquisitions, our extensive and well-established distribution channels and our commitment to product innovation and quality. We have one of the most comprehensive product offerings in the industry and we believe we have more overhead hoists in use in North America than all of our competitors combined. Our brand names, including CM, Coffing, Duff-Norton, Shaw-Box and Yale, are among the most recognized and well-respected in our marketplace.

Our Position in the Industry

The $60 billion U.S. material handling industry is generally divided into the following sectors:

•	overhead material handling and lifting devices;

•	continuous materials movement;

•	wheeled handling devices;

•	pallets, containers and packaging;

•	storage equipment and shop furniture;

•	automation systems and robots; and

•	services and unbundled software.

The breadth of our products and services enables us to participate in each of these sectors, except for pallets, containers and packaging and storage equipment and shop furniture. This diversification, together with our extensive and varied distribution channels, minimizes our dependence on any particular product, market or customer. We believe that none of our competitors offers the variety of products or services in the markets we serve.

We believe that the demand for our products and services has increased during the last twelve months and we believe the demand will continue to increase in the future as a result of several favorable trends. These trends include:

Favorable Industry Trends. The U.S. industrial economy has improved since 2003, as U.S. industrial capacity utilization rates have increased from cyclical lows. Our business performance is influenced by the state of the U.S. industrial economy.

Productivity Enhancement. In recent years, employers have responded to competitive pressures by seeking to maximize productivity and efficiency. Our hoists and other lifting and positioning products allow loads to be lifted and placed quickly, precisely, with little effort and fewer people, thereby increasing productivity and reducing cycle time.

Safety Regulations and Concerns. Driven by federal and state workplace safety regulations such as the Occupational Safety and Health Act and the Americans with Disabilities Act, and by the general competitive need to reduce costs such as health insurance premiums and workers’ compensation expenses, employers seek safer ways to lift and position loads. Our lifting and positioning products enable these tasks to be performed with reduced risk of personal injury.

Consolidation of Suppliers. In an effort to reduce costs and increase productivity, our customers and end-users are increasingly consolidating their suppliers. We believe that our competitive strengths will enable us to benefit from this consolidation and enhance our market share.

Our Competitive Strengths

Leading Market Positions. We are a leading manufacturer of hoists, alloy and high strength carbon steel chain in North America. We have developed our leading market positions over our 130-year history by emphasizing technological innovation, manufacturing excellence and superior after-sale service. Approximately 73% of our domestic net sales for fiscal 2005 were from product categories in which we believe we hold the leading market share. We believe that the strength of our established products and brands and our leading market positions provide us with significant competitive advantages, including preferred supplier status with a majority of our largest customers. Our large installed base of products also provides us with a significant competitive advantage in selling our products to existing customers as well as providing repair and replacement parts.

For fiscal 2005, the following table summarizes the product categories where we believe we are the market leader:

Product Category	U.S. Market Share	U.S. Market Position	Percentage of Domestic Net Sales
Powered Hoists	56%	#1	25%
Manual Hoists & Trolleys	67%	#1	13%
Forged Attachments	48%	#1	10%
Hoist Parts	60%	#1	9%
Lifting and Sling Chain	45%	#1	8%
Mechanical Actuators	40%	#1	5%
Tire Shredders	80%	#1	2%
Jib Cranes	45%	#1	1%

			73%

Comprehensive Product Lines and Strong Brand Name Recognition. We believe we offer the most comprehensive product lines in the markets we serve. We are the only major supplier of material handling equipment offering full lines of hoists, chain and attachments. Our capability as a full-line supplier has allowed us to (i) provide our customers with “one-stop shopping” for material handling equipment, which meets some customers’ desires to reduce the number of their supply relationships in order to lower their costs, (ii) leverage our engineering, research and development and marketing costs over a larger sales base and (iii) achieve purchasing efficiencies on common materials used across our product lines.

In addition, our brand names, including Budgit, Chester, CM, Coffing, Duff-Norton, Little Mule, Shaw-Box and Yale, are among the most recognized and respected in the industry. The CM name has been synonymous with overhead hoists since manual hoists were first developed and marketed under the name in the early 1900s. We believe that our strong brand name recognition has created customer loyalty and helps us maintain existing business, as well as capture additional business. No single product comprises more than 1% of our sales, a testament to our broad and diversified product offering.

Growing Share of International Markets. We have significantly grown our international sales since becoming a public company in 1996. Our international sales have grown from $34.3 million (representing 16% of total sales) in fiscal 1996 to $191.3 million (representing 37% of our total sales in fiscal 2005). This growth has occurred primarily in Europe, South America and Asia-Pacific where we have recently opened additional sales offices. Our international business has provided us, and we believe will continue to provide us, with significant growth opportunities and new markets for our products.

Distribution Channel Diversity and Strength. Our products are sold to over 20,000 general and specialty distributors and OEMs, as well as to over 100 customer outlets. We enjoy long-standing relationships with, and are a preferred provider to, the majority of our largest distributors and industrial buying groups. Over the past decade, there has been significant consolidation among distributors of material handling equipment. We have benefited from this consolidation and have maintained and enhanced our relationships with our leading distributors, as well as formed new relationships. We believe our extensive North American distribution channels provide a significant competitive advantage and allow us to effectively market new product line extensions and promote cross-selling.

Low-Cost Manufacturing with Significant Operating Leverage. We believe we are a low-cost manufacturer and we will continue to consolidate our manufacturing operations and reduce our manufacturing costs through the initiatives summarized below. Our low-cost manufacturing capability continues to positively impact our operating performance as volumes increase.

•	Rationalization and Consolidation. In fiscal 2002 through fiscal 2004, we closed 10 manufacturing plants and three warehouses, as more fully described in “Our Growth Strategy” below.

•	Lean Manufacturing. In fiscal 2002, we initiated Lean Manufacturing techniques, facilitating substantial inventory reductions, a significant decline in required manufacturing floor area, a decrease in product lead time and improved productivity and on-time deliveries.

•	Purchasing Council. We continue to leverage our company-wide purchasing power through our Purchasing Council to reduce our costs.

•	Selective Vertical Integration. We manufacture many of the critical parts and components used in the manufacture of our hoists and cranes, resulting in reduced costs.

•	International Expansion. Our continued expansion of our manufacturing facilities in China and Mexico provides us with another cost efficient platform to manufacture and distribute certain of our products. We now operate 26 manufacturing facilities in eight countries, with 29 stand alone sales and service offices in 11 countries, and nine stand alone warehouse facilities in five countries.

Strong After-Market Sales and Support. We believe that we retain customers and attract new customers due to our ongoing commitment to customer service and satisfaction. We have a large installed base of hoists and chain that drives our after-market sales for components and repair parts and is a stable source of higher margin business. We maintain strong relationships with our customers and provide prompt aftermarket service to end-users of our products through our authorized network of 13 chain repair stations and over 350 hoist service and repair stations.

Long History of Free Cash Flow Generation and Significant Debt Reduction. We have consistently generated positive free cash flow (which we define as net cash provided by operating activities less capital expenditures) by continually reducing our costs, increasing our inventory turnover and reducing the capital intensity of our manufacturing operations. From the beginning of fiscal 2003 through July 3, 2005, we have reduced total debt by $83.8 million, from $350.4 million to $266.6 million, and with our net proceeds from this offering we will reduce our total debt by an additional $40.3 million.

Experienced Management Team with Significant Equity Ownership. Our senior management team provides us with a depth and continuity of experience in the material handling industry. Our management has experience in aggressive cost management, balance sheet management, efficient manufacturing techniques, acquiring and integrating businesses and global operations, all of which are critical to our long-term growth. After giving effect to this offering, our directors and executive officers, as a group, will own an aggregate of approximately 7.1% of our outstanding common stock.

Our Growth Strategy

Increase Our Domestic Organic Growth. We intend to leverage our strong competitive advantages to increase our domestic market share across all of our product lines by:

•	Leveraging Our Strong Competitive Position. Our large diversified customer base, our extensive distribution channels and our close relationship with our distributors provide us with insights into customer preferences and product requirements that allow us to anticipate and address the future needs of end-users.

•	Introducing New and Cross-Branded Products. We continue to expand our business by developing new material handling products and services and expanding the breadth of our product lines to address customer needs. Over the past three years, we have developed over 100 new or cross-branded products, representing approximately $30.3 million in fiscal 2005 revenues. During fiscal 2004, we established a dedicated hoist product development team. The majority of the hoist products are guided by the Federation of European Manufacturing, or FEM, standard. We believe these FEM hoist products will facilitate our global sales expansion strategy as well as improve our cost competitiveness against internationally made products imported into the U.S.

Recent	new product introductions include:

•	global wire rope hoists used in overhead cranes;

•	hand hoists and lever tools manufactured at our Chinese plants;

•	a variety of new forged lifting attachments;

•	pallet layer picking systems;

•	high-speed, light-weight, mini-load cranes, used in warehouse applications; and

•	Techlink crane and hoist maintenance and inspection software.

•	Leveraging Our Brand Portfolio to Maximize Market Coverage. Most industrial distributors carry one or two lines of material handling products on a semi-exclusive basis. Unlike many of our competitors, we have developed and acquired multiple well-recognized brands that are viewed by both distributors and end-users as discrete product lines. As a result, we are able to sell our products to multiple distributors in the same geographic area. This strategy maximizes our market coverage and provides the largest number of end-users with access to our products.

Continue to Grow in International Markets. Our international sales of $191.3 million comprised 37% of our net sales for fiscal 2005, as compared to $34.3 million, or 16% of our net sales, in fiscal 1996, the year we became a public company. We sell to distributors in approximately 50 countries and have our primary international facilities in Canada, Mexico, Germany, the United Kingdom, Denmark, France and China. In addition to new product introductions, we continue to expand our sales and service presence in the major market areas of Europe, Asia-Pacific and South America through our sales offices and warehouse facilities in Europe, Thailand, Brazil and Mexico. We intend to increase our sales by manufacturing and exporting a broader array of high quality, low-cost products and components from our facilities in Mexico and China for distribution in Europe and Asia-Pacific. We are developing new hoist products in compliance with FEM standards to enhance our global distribution.

Further Reduce Our Operating Costs and Increase Manufacturing Productivity. Our objective is to remain a low-cost producer. We continually seek ways to reduce our operating costs and increase our manufacturing productivity including through our on-going expansion of our manufacturing capacity in low-cost regions, including Mexico and China. In furtherance of this objective, we have undertaken the following:

•	Rationalization of Facilities. In fiscal 2002 through fiscal 2004, we closed 10 manufacturing plants and three warehouses, consolidated a number of similar product lines and standardized certain component parts resulting in an aggregate cost savings of approximately $14 million. We are currently investigating opportunities for further facility rationalization.

•	Implementation of Lean Manufacturing. We continue to identify efficiencies in our operations through Lean Manufacturing initiated in fiscal 2002. Through fiscal 2005, we have instituted Lean Manufacturing at 15 of our major facilities resulting in the recapture of approximately 164,000 square feet of manufacturing floor area and the consolidation of an additional 920,000 square feet from closed facilities. Additionally, we have reduced inventories by approximately $31 million, or 28.7%, improved productivity and achieved significant reductions in product lead times. Specifically, we improved inventory turns by 21.3% to 5.7x for the fourth quarter of fiscal 2005 from 4.7x for the fourth quarter of fiscal 2003. Our Lean Manufacturing initiative complements our strategy of rationalizing our manufacturing facilities.

•	Leverage Our Purchasing Power. Our internal Purchasing Council was formed in fiscal 1998 to centralize and leverage our overall purchasing power, which has grown through acquisitions and has resulted in significant savings for our company.

Reduce Our Debt. We intend to continue our focus on cash generation for debt reduction through the following initiatives:

•	Increase Operating Cash Flow. As a result of the execution of our strategies to reduce our operating costs, increase our domestic organic growth and our penetration of international markets, we believe that with an improved global economic climate, we will realize favorable operating leverage. We further believe that such operating leverage will result in increased operating cash flow available for debt reduction.

•	Reduce Working Capital. As described above, we believe that our Lean Manufacturing activities are facilitating inventory reduction, improving product lead times and increasing our productivity. We believe our improved working capital management and increased productivity will result in increased free cash flow available for debt reduction.

•	Sale of Excess Real Estate. As a result of our Lean Manufacturing and plant rationalization initiatives, we have identified, and expect to continue to identify, excess real estate to be sold. The proceeds of such sales have been, and will continue to be, used to repay our outstanding debt.

•	Pursue Selected Divestitures. Our strategy is to exit non-strategic businesses that (i) are not integrated, either operationally or through sales and marketing, with the rest of our company; (ii) have market channels and customers different from the business of our core Products segment; or (iii) have had, and are expected to continue to have, low returns on our investment of financial and management resources. We periodically review our businesses and are currently evaluating strategic alternatives for certain of our businesses. The proceeds from divestitures will provide additional liquidity and improve the flexibility of our capital structure.

Pursue Strategic Acquisitions and Alliances. We intend to evaluate and, where appropriate, pursue bolt-on acquisitions and strategic alliances that expand and complement our existing products and services, broaden our markets, increase our customer base or reduce our production costs.

Our Segments

We currently report our operations in two business segments, Products and Solutions.

Our Products segment designs, manufactures and distributes a broad range of material handling products for various industrial applications and for consumer use. Products in this segment include a wide variety of electric, lever, hand and air-powered hoists; hoist trolleys; industrial crane systems such as bridge, gantry and jib cranes; alloy, carbon steel and kiln chain; closed-die forged attachments, such as hooks, shackles, logging tools and loadbinders; industrial components, such as mechanical and electromechanical actuators, mechanical jacks and rotary unions; and below-the-hook special purpose lifters. These products are typically manufactured for stock or assembled to order from standard components and are sold through a variety of commercial distributors and to end-users. The end-users of our products are in manufacturing plants, power utility facilities and warehouses. Some of our products have farming, mining and logging applications, and we serve a niche market for the entertainment industry. We also sell some of our products to the consumer market through a variety of retailers and wholesalers.

Our Solutions segment is engaged primarily in the design, fabrication and installation of integrated workstation and facility-wide material handling systems and in the design and manufacture of tire shredders. This segment also included our Positech manipulator business and our LICO Steel erection operation, which were divested in February 2004 and March 2003, respectively. The products and services of this segment are highly engineered, are typically built to order and are primarily sold directly to end-users for specific applications in a variety of industries.

Note 20 to our consolidated financial statements included elsewhere herein provides information related to our business segments in accordance with GAAP. Summary information concerning our business segments for fiscal 2003, 2004 and 2005 is set forth below.

	Fiscal Years Ended March 31,
	2003		2004		2005
	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
	(Dollars in millions)
Net Sales
Products	$388.1	85.6	$394.2	88.7	$453.1	88.0
Solutions	65.2	14.4	50.4	11.3	61.7	12.0

Total	$453.3	100.0	$444.6	100.0	$514.8	100.0

	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
	(Dollars in millions)
Income from Operations
Products	$25.7	6.6	$32.3	8.2	$39.4	8.7
Solutions	(0.3)	(0.5)	(2.4)	(4.9)	1.3	2.1

Total	$25.4	5.6	$29.9	6.7	$40.7	7.9

Products Segment

Products

Our Products segment primarily designs, manufactures and distributes a broad range of material handling, lifting and positioning products for various applications in industry and for consumer use and has total assets of approximately $452.8 million as of July 3, 2005. These products are typically manufactured for stock or assembled to order from standard components and are sold through a variety of distributors. Approximately 75% of our Products segment net sales is derived from the sale of products that we sell at a unit price of less than $5,000. In fiscal 2005, net sales of the Products segment were approximately $453.1 million or approximately 88.0% of our net sales, of which approximately $308.0 million, or 68.0% were domestic and $145.1 million, or 32.0% were international. The following table sets forth certain sales data for the products of our Products segment, expressed as a percentage of net sales of this segment for fiscal 2004 and 2005:

	Fiscal Years Ended March 31,
	2004	2005
Hoists	50%	50%
Chain	16	16
Forged attachments	12	12
Industrial cranes	14	14
Industrial components	8	8

	100%	100%

Hoists. We manufacture a variety of electric chain hoists, electric wire rope hoists, hand-operated hoists, lever tools and air-powered balancers and hoists. Load capacities for our hoist product lines range from one-eighth of a ton to 100 tons. These products are sold under our Budgit, Chester, CM, Coffing, Little Mule, Shaw-Box, Yale and other recognized trademarks. Our hoists are sold for use in a variety of general industrial applications, as well as for use in the entertainment, consumer, rental, health care and other markets. We also supply hoist trolleys, driven manually or by electric motors, for the industrial, consumer and OEM markets.

We offer a line of custom-designed, below-the-hook tooling, clamps, pallet trucks and textile strappings. Below-the-hook tooling and clamps are specialized lifting apparatus used in a variety of lifting activities performed in conjunction with hoist and chain applications. Textile strappings are below-the-hook attachments, frequently used in conjunction with hoists.

Chain. We manufacture alloy and carbon steel chain for various industrial and consumer applications. Federal regulations require the use of alloy chain, which we first developed, for overhead lifting applications because of its strength and wear characteristics. A line of our alloy chain is sold under the Herc-Alloy brand name for use in overhead lifting, pulling and restraining applications. In addition, we also sell specialized load chain for use in hoists, as well as three grades and multiple sizes of carbon steel welded-link chain for various load securing and other non-overhead lifting applications. We also manufacture kiln chain sold primarily to the cement manufacturing market.

Forged Attachments. We also produce a complete line of alloy and carbon steel closed-die forged attachments, including hooks, shackles, hitch pins and master links. These forged attachments are used in chain, wire rope and textile rigging applications in a variety of industries, including transportation, mining, construction, marine, logging, petrochemical and agriculture.

In addition, we manufacture carbon steel forged and stamped products, such as loadbinders, logging tools and other securing devices, for sale to the industrial, consumer and logging markets through industrial distributors, hardware distributors, mass merchandiser outlets and OEMs.

Industrial Cranes. We entered the crane manufacturing market through our August 1998 acquisition of Abell-Howe, a Chicago-based regional manufacturer of jib and overhead bridge cranes. Our March 1999 acquisition of GL International, which included the Gaffey and Larco brands, and our April 1999 acquisition of Washington Equipment Company established us as a significant participant in the crane building and servicing markets. Crane builders represent a specialized distribution channel for electric wire rope hoists and other crane components.

Industrial Components. Through our Duff-Norton division, we design and manufacture industrial components such as mechanical and electromechanical actuators, mechanical jacks and rotary unions for sale domestically and abroad. Actuators are linear motion devices used in a variety of industries, including the paper, steel and aerospace industries. Mechanical jacks are heavy duty lifting devices used in the repair and maintenance of railroad equipment, locomotives and industrial machinery. Rotary unions are devices that transfer a liquid or gas from a fixed pipe or hose to a rotating drum, cylinder or other device. These unions are unique in that they connect a moving or rotating component of a machine to fixed plumbing without major spillage or leakage. Rotary unions are used in a variety of industries including pulp and paper, printing, textile and fabric manufacturing, rubber and plastic.

Sales and Marketing

Our sales and marketing efforts in support of our Products segment consist of the following programs:

Factory-Direct Field Sales and Customer Service. We sell our products through our direct sales forces of more than 125 salespersons and through independent sales agents worldwide. Our sales are further supported by our more than 230 company-trained customer service correspondents and sales application engineers. We compensate our sales force through a combination of base salary and a commission plan based on top line sales and a pre-established sales quota.

Product Advertising. We promote our products by regular advertising in leading trade journals as well as producing and distributing high quality information catalogs. We support our product distribution by running cooperative “pull-through” advertising in over 15 vertical trade magazines and directories aimed toward theatrical, international, consumer and crane builder markets. We run targeted advertisements for chain, hoists, forged attachments, scissor lift tables, actuators, hydraulic jacks, hardware programs, cranes and light-rail systems.

Trade Show Participation. Trade shows are central to the promotion of our products, and we participate in more than 30 regional, national and international trade shows each year. Shows in which we participate range from global events held in Germany to local “markets” and “open houses” organized by individual hardware and industrial distributors. We also attend specialty shows for the entertainment, rental and safety markets, as well as general purpose industrial and consumer hardware shows. In fiscal 2005, we participated in trade shows in the U.S., Canada, Mexico, Germany, the United Kingdom, France, Spain, China and Brazil.

Industry Association Membership and Participation. As a recognized industry leader, we have a long history of work and participation in a variety of industry associations. Our management is directly involved at the officer and director levels of numerous industry associations including the following: ISA (Industrial Supply Association), AWRF (Associated Wire Rope Fabricators), PTDA (Power Transmission and Distributors Association), SCRA (Specialty Carriers and Riggers Association), WSTDA (Web Sling and Tie Down Association), MHI (Material Handling Institute), HMI (Hoist Manufacturers Institute), CMAA (Crane Manufacturers Association of America), ESTA (Entertainment Services and Technology Association), NACM (National Association of Chain Manufacturers) and ARA (American Rental Association).

Product Standards and Safety Training Classes. We conduct on-site training programs worldwide for distributors and end-users to promote and reinforce the attributes of our products and their safe use and operation in various material handling applications.

Web Sites. In addition to our main corporate web site at www.cmworks.com, we currently sponsor an additional 25 brand specific web sites and sell hand pallet trucks on one of these sites. Our web site at www.cmindustrial.com currently includes electronic catalogs of CM brand hoist and chain products and list prices. Current and potential customers can browse through our diverse product offering or search for specific products by name or classification code and obtain technical product specifications. We continue to add additional product catalogs, maintenance manuals, advertisements and customer service information on our various web sites. Many of the web sites allow distributors to search for personalized pricing information, order status and product serial number data.

Distribution and Markets

The distribution channels for the Products segment include a variety of commercial distributors. In addition, the Products segment sells overhead bridge, jib and gantry cranes directly to end-users. We also sell to the consumer market through wholesalers. Our products are sold through the following distribution channels:

General Distribution Channels. Our general distribution channels consist of:

•	Industrial distributors that serve local or regional industrial markets and sell a variety of products for maintenance, repair, operating and production, or MROP, applications through their own direct sales force.

•	Rigging shops that are distributors with expertise in rigging, lifting, positioning and load securing. Most rigging shops assemble and distribute chain, wire rope and synthetic slings and distribute off-the-shelf hoists and attachments, chain slings and other off-the-shelf products.

•	Independent crane builders that design, build, install and service overhead crane and light-rail systems for general industry and also sell a wide variety of hoists and lifting attachments. We sell electric wire rope hoists and chain hoists as well as crane components, such as end trucks, trolleys, drives and electrification systems to crane builders.

Crane End-Users. We sell overhead bridge, jib and gantry cranes, parts and services to end-users through our wholly owned crane builders (Abell-Howe, Gaffey, Larco and Washington Equipment) within the CraneMart network. Our wholly owned crane builders design, manufacture, install and service a variety of cranes with capacities up to 100 tons.

Specialty Distribution Channels. Our specialty distribution channels consist of:

•	Catalog houses that market a variety of MROP supplies, including material handling products, either exclusively through large, nationally distributed catalogs, or through a combination of catalog and internet sales and a field sales force. More recently, catalog houses, particularly W.W. Grainger, Inc., are pursuing e-commerce through their web sites. The customer base served by catalog houses, which traditionally included smaller industrial companies and consumers, has grown to include large industrial accounts and integrated suppliers.

•	Material handling specialists and integrators that design and assemble systems incorporating hoists, overhead rail systems, trolleys, scissor lift tables, manipulators, air balancers, jib arms and other material handling products to provide end-users with solutions to their material handling problems.

•	Entertainment equipment distributors that design, supply and install a variety of material handling and rigging equipment for concerts, theaters, ice shows, sports arenas, convention centers and night clubs.

Service-After-Sale Distribution Channel. Service-after-sale distributors include our authorized network of 13 chain repair service stations and over 350 hoist service and repair stations. This service network is designed for easy parts and service access for our large installed base of hoists and related equipment in North America.

OEM/Government Distribution Channels. This channel consists of:

•	OEMs that supply various component parts directly to other industrial manufacturers as well as private branding and packaging of our traditional products for material handling, lifting, positioning and special purpose applications.

•	Government agencies, including the U.S. and Canadian Navies and Coast Guards, that purchase primarily load securing chain and forged attachments.

Consumer Distribution. Consumer sales, consisting primarily of carbon steel chain and assemblies, forged attachments and hand powered hoists, are made through five distribution channels: two-step wholesale hardware distribution; one-step distribution direct to retail outlets; trucking and transportation distributors; farm hardware distributors; and rental outlets.

International Distribution. We distribute virtually all of our products in over 50 countries on six continents through a variety of distribution channels.

Customer Service and Training

We maintain customer service departments staffed by trained personnel for all of our Products segment sales divisions, and regularly schedule product and service training schools for all customer service representatives and field sales personnel. Training programs for distribution and service station personnel, as well as for end-users, are scheduled on a regular basis at most of our facilities and in the field. We have more than 350 service and repair stations worldwide that provide local and regional repair, warranty and general service work for distributors and end-users. End-user trainees attending our various programs include representatives of General Motors, DuPont, 3M, GTE, Cummins Engine, General Electric and many other industrial and entertainment organizations.

We also provide, in multiple languages, a variety of collateral material in video, cassette, CD-ROM, slide and print format addressing relevant material handling topics such as the care, use and inspection of chains and hoists, and overhead lifting and positioning safety. In addition, we sponsor advisory boards made up of representatives of our primary distributors and service-after-sale network members who are invited to participate in discussions focused on improving products and service. These boards enable us and our primary distributors to exchange product and market information relevant to industry trends.

Backlog

Our Products segment backlog of orders at July 3, 2005 was approximately $42.8 million compared to approximately $42.3 million at March 31, 2005. Our orders for standard products are generally shipped within one week. Orders for products that are manufactured to customers’ specifications are generally shipped within four to twelve weeks. Given the short product lead times, we do not believe that the amount of our Products segment backlog of orders is a reliable indication of our future sales.

Competition

Despite recent consolidation, the material handling industry remains highly fragmented. We face competition from a wide range of regional, national and international manufacturers in both domestic and international markets. In addition, we often compete with individual operating units of larger, highly diversified companies.

The principal competitive factors affecting our Products segment include product performance, functionality, price, brand, reputation, reliability and availability, as well as customer service and support. Other important factors include distributor relationships, territory coverage and the ability to service the distributor with on-time delivery and repair services.

Major competitors with our Products segment for hoists are Demag, Kito-Harrington, Ingersoll-Rand, KCI Konecranes and Morris Material Handling; for chain are Campbell Chain, Peerless Chain Company and American Chain and Cable Company; for forged attachments are The Crosby Group and Brewer Tichner Company; for crane building are Demag, KCI Konecranes, Morris Material Handling and a variety of independent crane builders; and for industrial components are Deublin, Joyce-Dayton and Nook Industries.

Solutions Segment

The Solutions segment is engaged primarily in the design, fabrication and installation of integrated work station and facility-wide material handling systems and in the manufacture and distribution of lift tables and tire shredders and has total assets of approximately $33.5 million as of July 3, 2005. Net sales of the Solutions segment in fiscal 2005 were $61.6 million, or 12.0% of our total net sales, of which $15.4 million, or 25.0% were domestic and $46.2 million, or 75.0% were international. The following table sets forth certain sales data for the products and services of our Solutions segment, expressed as a percentage of this segment’s net sales for fiscal 2004 and 2005:

	Fiscal Years Ended March 31,
	2004	2005
Integrated material handling conveyor systems	57%	70%
Lift tables	15	13
Light-rail systems and manipulators	13	4
Other	15	13

	100%	100%

Products and Services

Integrated Material Handling Conveyor Systems. Conveyors are an important component of many material handling systems, reflecting their high functionality for transporting material throughout manufacturing and warehouse facilities. We specialize in designing computer-controlled and automated powered roller conveyors for use in warehouse operations and distribution systems. Since fiscal 2003, we have been executing a revenue growth strategy by developing our capabilities to function as a turnkey integrator of material handling systems, while continuing to provide the conveyors required for the systems.

Lift Tables. Our American Lifts division manufactures powered lift tables. These products enhance workplace ergonomics and are sold primarily to customers in the manufacturing, construction, general industrial and air cargo industries.

Light-Rail Systems and Manipulators. Introduced in fiscal 2001, light-rail systems are portable steel overhead beam configurations used at workstations, from which hoists are frequently suspended. Our manipulator business was sold in February 2004.

Sales and Marketing

The products and services of the Solutions segment are sold primarily to large sophisticated corporate end-users, including Federal Express, UPS, United Biscuits, Lego, John Deere, Lowe’s and other industrial companies, systems integrators and distributors. In the sale of our integrated material handling conveyor systems, we act as a prime contractor with turnkey responsibility or as a supplier working closely with the customer’s general contractor. Sales are generated by internal sales personnel and rely heavily on engineer-to-engineer interactions with the customer. The process of generating client contract awards for integrated conveyor systems generally entails receiving a request-for-quotation from customers and undergoing a competitive bidding process. The Solutions segment also sells light-rail systems and scissor lift tables through its internal sales force and through specialized independent distributors and manufacturers representatives.

Customer Service and Training

The Solutions segment offers a wide range of value-added services to customers including: an engineering review of the customer’s processes; an engineering solution for identified material handling problems; project management; and custom design, manufacturing and installation services. We also offer after-sales services including operator training, maintenance and hot-line support. The typical length of after-sales service varies depending on customer requirements, and supplemental training courses are offered as needed.

Backlog

Revenues from our Solutions segment are generally recognized within one to six months. Our backlog of orders at July 3, 2005 was approximately $17.3 million compared to approximately $9.6 million at March 31, 2005.

Competition

The principal competitive factors affecting the market for the products and services of our Solutions segment include application solutions, performance and price. The process of generating client contract awards for these businesses generally entails receiving a request-for-quotation from end-users and undergoing a competitive bidding process. Our Solutions segment competes primarily with Crisplant, Diafuku, Swisslog, Gorbel and Southworth.

Employees

At July 3, 2005, our continuing operations had 3,092 employees; 2,008 in the U.S., 122 in Canada, 153 in Mexico and 809 in Europe and Asia. Approximately 700 of our employees are represented under seven separate U.S. or Canadian collective bargaining agreements which terminate at various times between May 2006 and September 2008. The contract which expires in May 2006 currently covers 36 employees and a contract which expires in August 2006 covers 133 employees. We believe that our relationship with our employees is good.

Raw Materials and Components

Our principal raw materials and components are steel, consisting of structural steel, processed steel bar, forging bar steel, steel rod and wire, steel pipe and tubing and tool steel; electric motors; bearings; gear reducers; castings; and electro-mechanical components. These commodities are all available from multiple sources. We purchase most of these raw materials and components from a limited number of strategic and preferred suppliers under long-term agreements which are negotiated through our company-wide purchasing group, or Purchasing Council, to take advantage of volume discounts. As the steel industry is cyclical and steel prices can fluctuate significantly, beginning in approximately January 2004 we have seen significant cost increases in certain types of steel in certain markets. We generally seek to pass on materials price increases to our distribution channel partners and end-user customers, although a lag period often exists. We instituted price increases for our chain and forged attachment products effective April 1, 2004 and for the majority of our hoist products effective May 1, 2004 and again October 1, 2004. In addition, we initiated price surcharges beginning March 18, 2004 on certain products, and increased some of those and added price surcharges to other products throughout fiscal 2005. We will continue to monitor our costs and reevaluate our price surcharges on a monthly basis. Our ability to pass on these increases is determined by market conditions.

Manufacturing

We manufacture approximately 90% of the products we sell. Additionally, we outsource components and finished goods from an established global network of suppliers. We regularly upgrade our manufacturing facilities and invest in tooling, equipment and technology. We have implemented Lean Manufacturing in our plants which has resulted in inventory reductions, reductions in required manufacturing floor area, shorter product lead time and increased productivity.

Our manufacturing operations are highly integrated. Although raw materials and some components, such as motors, bearings, gear reducers, castings and electro-mechanical components, are purchased, our vertical integration enables us to produce many of the components used in the manufacturing of our products. We manufacture hoist lifting chain, steel forged gear blanks, lift wheels, trolley wheels, and hooks and other attachments for incorporation into our hoist products. These products are also sold as spare parts for hoist repair. Additionally, our hoists are used as components in the manufacture of crane systems by us and by our end-users. We believe this vertical integration results in lower production costs, greater manufacturing flexibility and higher product quality, and reduces our reliance on outside suppliers.

Environmental and Other Governmental Regulation

Like most manufacturing companies, we are subject to various federal, state and local laws relating to the protection of the environment. To address the requirements of such laws, we have adopted a corporate environmental protection policy which provides that all of our owned or leased facilities shall, and all of our employees have the duty to, comply with all applicable environmental regulatory standards, and we have initiated an environmental auditing program for our facilities to ensure compliance with such regulatory standards. We have also established managerial responsibilities and internal communication channels for dealing with environmental compliance issues that may arise in the course of our business. We have made and could be required to continue to make significant expenditures to comply with environmental requirements. Because of the complexity and changing nature of environmental regulatory standards, it is possible that situations will arise from time to time requiring us to incur additional expenditures in order to ensure environmental regulatory compliance. However, we are not aware of any environmental condition or any operation at any of our facilities, either individually or in the aggregate, which would cause expenditures having a material adverse effect on our results of operations, financial condition or cash flows and, accordingly, have not budgeted any material capital expenditures for environmental compliance for fiscal 2006.

Certain environmental laws, such as the U.S. federal Superfund laws and similar state statutes, can impose liability on current or former owners or operators of a site, or on parties who disposed of waste at a site for the entire cost of cleaning up a site contaminated by hazardous substances. These costs may be assessed regardless of whether the party owned or operated the site at the time of the releases or the lawfulness of the original disposal activity. The required remedial activities are usually performed in the context of administrative or judicial enforcement proceedings brought by regulatory authorities. We could incur substantial costs, including cleanup costs and third-party claims, as a result of liabilities under such environmental laws. For example, we have been identified by the New York State Department of Environmental Conservation, or NYSDEC, along with other companies, as a potentially responsible party, or PRP, at the Frontier Chemical Site in Pendleton, New York, a site listed on NYSDEC’s Registry of Inactive Hazardous Waste Disposal sites. From 1958 to 1977, the Pendleton Site had been operated as a commercial waste treatment and disposal facility. We sent waste pickling liquor generated at our facility in Tonawanda, New York, to the Pendleton Site during the period from approximately 1969 to 1977, and we participated with other PRPs in conducting the remediation of the Pendleton Site under a consent order with NYSDEC. Construction in connection with the remediation has been completed and this project is currently in its operations and maintenance phase. As a result of a negotiated cost allocation among the participating PRPs, we have paid our pro rata share of the remediation construction costs and accrued our share of the ongoing operations and maintenance costs. As of July 3, 2005, we have paid approximately $1.0 million in remediation and ongoing operations and maintenance costs associated with the Pendleton Site. The participating PRPs have identified and commenced a cost recovery action against a number of other parties who sent hazardous substances to the Pendleton Site. Full settlements have been reached with all defendants in the cost recovery action. All settlement payments in connection with the Pendleton Site litigation have been made, and we have received $0.2 million as our share of the settlement proceeds. We have also entered into a settlement agreement with one of our insurance carriers in the amount of $0.7 million in connection with the Pendleton Site and have received payment in full of the settlement amount.

We are investigating past waste disposal activities at a facility in Cleveland, Texas, operated by our subsidiary, Crane Equipment and Service, Inc., and we have entered into a voluntary agreement with the Texas

Commission on Environmental Quality (“TCEQ”) to investigate and, as appropriate, remediate environmental conditions at this site. We have prepared an investigative work plan for the purpose of determining the nature and extent of environmental conditions at the site, and we have submitted the work plan to the TCEQ for approval, but we have not yet received TCEQ’s comments on our proposal. Consequently, at this time it is not possible to determine the costs of the investigation and, if necessary, the site remediation, but we believe any such costs will not have a material adverse effect on our operating results or financial condition.

For all of the currently known environmental matters, we have accrued a total of approximately $0.6 million as of July 3, 2005, which, in our opinion, is sufficient to deal with such matters. Further, our management believes that the environmental matters known to, or anticipated by, us should not, individually or in the aggregate, have a material adverse effect on our operating results or financial condition. However, we may incur additional costs as a result of environmental requirements adopted or imposed in the future, the discovery of additional contamination or the imposition of additional cleanup requirements, or other environmental matters. There can be no assurance that potential liabilities and expenditures associated with unknown environmental matters, unanticipated events, or future compliance with environmental laws and regulations will not have a material adverse effect on us.

Our operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health, principally OSHA and regulations thereunder. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our operating results or financial condition.

Properties

We maintain our corporate headquarters in Amherst, New York and, as of October 2, 2005, conducted our principal manufacturing at the following facilities:

Location	Products/Operations	Square Footage	Owned or Leased	Business Segment
United States:
Muskegon, MI	Hoists	441,225	Owned	Products
Charlotte, NC	Industrial components	307,340	Owned	Products
Wadesboro, NC	Hoists	192,342	Owned	Products
Tonawanda, NY	Light-rail crane systems	187,630	Owned	Solutions
Lexington, TN	Chain	175,700	Owned	Products
Cedar Rapids, IA	Forged attachments	100,000	Owned	Products
Eureka, IL	Cranes	91,300	Owned	Products
Damascus, VA	Hoists	90,338	Owned	Products
Chattanooga, TN	Forged attachments	77,000	Owned	Products
Greensburg, IN	Scissor lifts	60,000	Owned	Solutions
Lisbon, OH	Hoists	36,600	Owned	Products
Cleveland, TX	Cranes	35,000	Owned	Products
Chattanooga, TN	Forged attachments	33,000	Owned	Products
Sarasota, FL	Tire shredders	24,954	Owned	Solutions

International:
Arden, Denmark	Project design and conveyors	91,200	Owned	Solutions
Santiago, Tianguistenco, Mexico	Hoists and chain	85,000	Owned	Products
Velbert, Germany	Hoists	72,200	Leased	Products
Hangzhou, China	Hoists and hand pallet trucks	50,200	Leased	Products
Stoney Creek, Ontario, Canada	Cranes	44,255	Owned	Products
Hangzhou, China	Metal fabrication, textiles and textile strappings	37,000	Leased	Products
Hangzhou, China	Textile strappings	30,000	Leased	Products
Chester, United Kingdom	Plate clamps	28,100	Leased	Products
Romeny-sur-Marne, France	Rotary unions	21,550	Owned	Products
Arden, Denmark	Project construction	19,500	Leased	Solutions
Velbert, Germany	Hoists	12,800	Leased	Products
Szekesfeher, Hungary	Textiles and textile strappings	10,000	Leased	Products

In addition, we have a total of 37 sales offices, distribution centers and warehouses. We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We also believe our existing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future. Upon the expiration of our current leases, we believe that either we will be able to secure renewal terms or enter into leases for alternative locations at market terms.

Legal Proceedings

From time to time, we are named a defendant in legal actions arising out of the normal course of business, including certain asbestos-related litigation. In continually evaluating costs relating to our estimated asbestos-related liability, we review, among other things, the incidence of past and recent claims, the historical case dismissal rate, the mix of the claimed illnesses and occupations of the plaintiffs, our recent and historical resolution of the cases, the number of cases pending against us, the status and results of broad-based settlement discussions, and the number of years such activity might continue. Based on this review, we have estimated our share of liability to defend and resolve probable asbestos-related personal injury claims. This estimate is highly uncertain due to the limitations of the available data and the difficulty of forecasting with any certainty the numerous variables that can affect the range of the liability. We will continue to study the variables in light of additional information in order to identify trends that may become evident and to assess their impact on the range of liability that is probable and estimable.

Based on actuarial information, we have estimated our asbestos-related aggregate liability through March 31, 2030 and March 31, 2081 to range between $4.2 million to $16.7 million. Our estimation of our asbestos-related aggregate liability that is probable and estimable, in accordance with GAAP, is through March 31, 2030 and ranges from $4.2 million to $5.5 million as of March 31, 2005. The range of probable and estimable liability reflects uncertainty in the number of future claims that will be filed and the cost to resolve those claims, which may be influenced by a number of factors. Based on the underlying actuarial information, we have reflected $4.8 million as a liability in the consolidated financial statements in accordance with GAAP. The recorded liability does not consider the impact of any potential favorable federal legislation such as the “FAIR Act”. Of this amount, we expect to incur asbestos liability payments of approximately $0.2 million over the next 12 months. Because payment of the liability is likely to extend over many years, we believe that the potential additional costs for claims will not have a material after-tax effect on our financial condition or liquidity, although the net after-tax effect of any future liabilities recorded could be material to earnings in a future period.

We are not a party to any other pending legal proceeding other than ordinary, routine litigation incidental to our business. We do not believe that any of our pending litigation will have a material impact on our business. We maintain comprehensive general liability insurance against risks arising out of the normal course of business through our wholly-owned insurance subsidiary of which we are the sole policy holder. The limits of this coverage are $3.0 million per occurrence ($2.0 million through March 31, 2003) and $6.0 million aggregate ($5.0 million through March 31, 2003) per year. We obtain additional insurance coverage from independent insurers to cover potential losses in excess of these limits.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of October 2, 2005:

Name	Age	Position
Ernest R. Verebelyi	57	Chairman of the Board
Timothy T. Tevens	49	President, Chief Executive Officer and Director
Herbert P. Ladds, Jr.	72	Director
Carlos Pascual	59	Director
Richard H. Fleming	58	Director
Wallace W. Creek	66	Director
Stephen Rabinowitz	62	Director
Linda A. Goodspeed	43	Director
Derwin R. Gilbreath	57	Vice President and Chief Operating Officer
Ned T. Librock	52	Vice President—Sales
Karen L. Howard*	43	Vice President, Treasurer and Interim Chief Financial Officer
Joseph J. Owen	44	Vice President and Hoist Group Leader
Robert H. Myers, Jr.	62	Vice President—Human Resources
Timothy R. Harvey	54	General Counsel and Secretary

*	Robert R. Friedl resigned from Columbus McKinnon effective August 4, 2005. Karen L. Howard has been named Interim Chief Financial Officer effective August 5, 2005.

Ernest R. Verebelyi was appointed a director of our company in January 2003 and was elected Chairman of the Board at our annual shareholder meeting on August 15, 2005. Mr. Verebelyi retired from Terex Corporation, a global diversified equipment manufacturer, in October 2002 where he held the position of Group President. Prior to joining Terex in 1998, he held executive, general management and operating positions at General Signal Corporation, Emerson, Hussmann Corporation and General Electric. Mr. Verebelyi also serves as a director of Fairfield Manufacturing Company, headquartered in Lafayette, Indiana.

Timothy T. Tevens was elected President and a director of our company in January 1998 and assumed the duties of Chief Executive Officer in July 1998. From May 1991 to January 1998 he served as our Vice President—Information Services and was elected Chief Operating Officer in October 1996. From 1980 to 1991, Mr. Tevens was employed by Ernst & Young LLP in various management consulting capacities.

Herbert P. Ladds, Jr. has been a director of our company since 1973 and was elected our Chairman of the Board of Directors in January 1998. Following the company’s shareholder meeting on August 15, 2005, Mr. Ladds resigned his chairmanship, but will remain as a director. Mr. Ladds served as our Chief Executive Officer from 1986 until his retirement in July 1998. Mr. Ladds was our President from 1982 until January 1998, our Executive Vice President from 1981 to 1982 and Vice President—Sales & Marketing from 1971 to 1980. Mr. Ladds is also a director of Utica Mutual Insurance Company and Utica Life Insurance Company.

Carlos Pascual has been a director of our company since 1998. Mr. Pascual currently serves as Chairman of the Board of Directors of Xerox de Espana S.A. (Spain). From January 2000 through December 2003, Mr. Pascual was Executive Vice President and President of Developing Markets Operations for Xerox. From January 1999 to January 2000, Mr. Pascual served as Deputy Executive Officer of Xerox’s Industry Solutions Operations. From August 1995 to January 1999, Mr. Pascual served as President of Xerox Corporation’s United States Customer Operations. Prior thereto, he has served in various capacities with Xerox Corporation.

Richard H. Fleming was appointed a director of our company in March 1999. In February 1999, Mr. Fleming was appointed Executive Vice President and Chief Financial Officer of USG Corporation. Prior

thereto, Mr. Fleming served USG Corporation in various executive financial capacities, including Senior Vice President and Chief Financial Officer from January 1995 to February 1999 and Vice President and Chief Financial Officer from January 1994 to January 1995. Mr. Fleming also serves as a member of the Board of Directors for several not-for-profit entities including UCAN, the Child Welfare League of America and Chicago United.

Wallace W. Creek was appointed a director of our company in January 2003. From December 2002 through June 2004, he served as Senior Vice President of Finance for Collins & Aikman, a leading manufacturer of automotive interior components. Prior to that, Mr. Creek was the Controller of General Motors Corporation for nearly ten years and held several executive positions in finance at General Motors over a forty-three year career.

Stephen Rabinowitz was appointed a director of our company in October 2004. Mr. Rabinowitz retired in 2001 from his position as Chairman and Chief Executive Officer of General Cable Corporation, a leading manufacturer of electrical, communications and utility cable. Prior to joining General Cable as President and Chief Executive Officer in 1994, he served as President and Chief Executive Officer of Allied Signal Braking Systems, and before that as President and Chief Executive Officer of General Electric’s Electrical Distribution and Control business. Mr. Rabinowitz has also held management positions in manufacturing operations and technology at the General Electric Company and the Ford Motor Company. Mr. Rabinowitz also serves as a director of Energy Conservation Devices, Inc., JLG Industries, Inc. and the Nanosteel Company.

Linda A. Goodspeed was appointed a director of our company in October 2004. In 2001, Ms. Goodspeed joined Lennox International, Inc., a global supplier of climate control solutions, and currently serves as Executive Vice President and Chief Technology Officer of that company. Prior to that, she served as President and Chief Operating Officer of PartMiner, Inc., a global supplier of electronic components. Ms. Goodspeed has also held management positions in product management and development, research and development and design engineering at General Electric Appliances, Nissan North America, Inc. and the Ford Motor Company.

Derwin R. Gilbreath was appointed Vice President and Chief Operating Officer in February 2005. Mr. Gilbreath has more than thirty years of experience in industrial operations and management, including as Chief Operating Officer of the Metalworking Solutions and Services Group of Kennametal, Inc. (NYSE: KMT). Prior to joining Kennametal in 1994, he served in senior operations management positions at General Signal Corporation and NL Industries.

Ned T. Librock was elected a Vice President in November 1995. Mr. Librock has been employed by us since 1990 in various sales management capacities. Prior to his employment with us, Mr. Librock was employed by Dynabrade Inc., a manufacturer of power tools, as director of sales and marketing.

Karen L. Howard was elected our Vice President in January 1997, Treasurer in August 2004, and named Interim Chief Financial Officer on August 5, 2005. From January 1997 to August 2004, Ms. Howard served as our Vice President—Controller. Prior to that, Ms. Howard was employed by us in various financial and accounting capacities. Previously, Ms. Howard was employed by Ernst & Young LLP as a certified public accountant.

Joseph J. Owen was appointed Vice President—Strategic Integration in August 1999 and served in that capacity until June 2005 when he assumed the position of Vice President and Hoist Group Leader. From April 1997 to August 1999, Mr. Owen was employed by us as Corporate Director—Materials Management. Prior to joining us, Mr. Owen was employed by Ernst & Young LLP in various management consulting capacities.

Robert H. Myers, Jr. has been employed by us since 1959. In October of 2001, Mr. Myers was appointed Vice President—Human Resources. Prior to October 2001, Mr. Myers served for eight years as Corporate Manager of Environmental Systems. Prior to that, Mr. Myers served as Human Resources Director of our CM Hoist Division.

Timothy R. Harvey has been with us since 1996, initially serving as Manager—Legal Affairs until his appointment as Secretary in October 2003. He also serves as our General Counsel. Prior to 1996, Mr. Harvey was engaged in the private practice of law in Buffalo, New York.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 2, 2005, and as adjusted to reflect the sale of 3.0 million shares of common stock by our company and the sale of 350,000 shares of common stock by the selling shareholder, by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock, (ii) each of our directors, (iii) each of our five most highly compensated executive officers for our fiscal year ended March 31, 2005, (iv) all of our directors and executive officers as a group and (iv) the selling shareholder.

	Beneficial Ownership Prior to Offering		Number of Shares Offered	Beneficial Ownership After Offering
Name	Number(1)	Percentage		Number(1)	Percentage
Ernest R. Verebelyi(2)	1,000	*		1,000	*
Timothy T. Tevens(2)(3)	242,546	1.59		242,546	1.33
Herbert P. Ladds, Jr.(2)(4)	914,610	6.00	350,000	564,610	3.09
Carlos Pascual(2)	10,000	*		10,000	*
Richard H. Fleming(2)	1,504	*		1,504	*
Wallace W. Creek(2)	8,500	*		8,500	*
Stephen Rabinowitz(2)	500	*		500	*
Linda A. Goodspeed(2)	500	*		500	*
Robert R. Friedl(2)(5)	0	*		0	*
Ned T. Librock(2)(6)	155,546	1.02		155,546	*
Karen L. Howard(2)(7)	159,739	1.05		159,739	*
Joseph J. Owen(2)(8)	80,119	*		80,119	*
All Directors and Executive Officers as a Group (15 persons)(9)	1,636,009	10.73		1,286,009	7.05
Columbus McKinnon Corporation Employee Stock Ownership Plan(2)	1,080,485	7.09		1,080,485	5.92
Fidelity Management & Research Co.(10)	1,599,277	10.49		1,599,277	8.76
Tontine Financial Partners LP(11)	1,486,280	9.75		1,486,280	8.15

*	Less than 1%.
(1)	Rounded to the nearest whole share. Unless otherwise indicated in the footnotes, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder, except to the extent that authority is shared by spouses under applicable law.
(2)	The business address of each of the executive officers and directors is 140 John James Audubon Parkway, Amherst, New York 14228-1197.
(3)	Includes (i) 35,326 shares of common stock owned directly, (ii) 7,000 shares of common stock owned directly by Mr. Tevens’ spouse, (iii) 50 shares of common stock owned by Mr. Tevens’ son, (iv) 4,920 shares of common stock allocated to Mr. Tevens’ ESOP account, (v) 143,680 shares of common stock issuable under options granted to Mr. Tevens under the Incentive Plan which are exercisable within 60 days and (vi) 51,570 shares of common stock issuable under options granted to Mr. Tevens under the Non-Qualified Plan which are exercisable within 60 days. Excludes 93,750 shares of common stock issuable under options granted to Mr. Tevens under the Incentive Plan which are not exercisable within 60 days.
(4)	Includes (i) 731,355 shares of common stock owned directly, (ii) 163,705 shares of common stock owned directly by Mr. Ladds’ spouse, (iii) 19,550 shares of common stock held by Mr. Ladds’ spouse as trustee for the grandchildren of Mr. Ladds.
(5)	Effective August 4, 2005, Mr. Friedl resigned from his position as Vice President—Finance and Chief Financial Officer.
(6)	Includes (i) 19,390 shares of common stock owned directly, (ii) 152 shares of common stock owned by Mr. Librock’s son, (iii) 5,004 shares of common stock allocated to Mr. Librock’s ESOP account,

(iv) 112,845 shares of common stock issuable under options granted to Mr. Librock under the Incentive Plan which are exercisable within 60 days and (v) 18,155 shares of common stock issuable under options granted to Mr. Librock under the Non-Qualified Plan which are exercisable within 60 days. Excludes 30,000 shares of common stock issuable under options granted to Mr. Librock under the Incentive Plan which are not exercisable within 60 days.

(7)	Includes (i) 21,796 shares of common stock owned directly, (ii) 1,943 shares allocated to Ms. Howard’s ESOP account, (iii) 117,845 shares of common stock issuable under options granted to Ms. Howard under the Incentive Plan which are exercisable within 60 days and (iv) 18,155 shares of common stock issuable under options granted to Ms. Howard under the Non-Qualified Plan which are exercisable within 60 days. Excludes (y) 1,080,349 additional shares of common stock owned by the ESOP for which Ms. Howard serves as one of four trustees and for which she disclaims any beneficial ownership and (z) 15,000 shares of common stock issuable under options granted to Ms. Howard under the Incentive Plan which are not exercisable within 60 days.
(8)	Includes (i) 13,505 shares of common stock owned directly, (ii) 1,327 shares of common stock owned directly by Mr. Owen’s spouse, (iii) 1,287 shares of common stock allocated to Mr. Owen’s ESOP account, (iv) 59,500 shares of common stock issuable under options granted to Mr. Owen under the Incentive Plan that are exercisable within 60 days, and (v) 4,500 shares of common stock issuable under options granted to Mr. Owen under the Non-Qualified Plan which are exercisable within 60 days. Excludes 22,500 shares of common stock issuable under options granted to Mr. Owen under the Incentive Plan which are not exercisable within 60 days.
(9)	Includes (i) options to purchase an aggregate of 581,300 shares of common stock issuable to certain executive officers under the Incentive Plan and Non-Qualified Plan which are exercisable within 60 days. Excludes the shares of common stock owned by the ESOP as to which Ms. Howard, Mr. Harvey and Mr. Myers serve as trustees, except for an aggregate of 18,853 shares allocated to the respective ESOP accounts of our executive officers and (ii) options to purchase an aggregate of 240,000 shares of common stock issued to certain executive officers under the Incentive Plan and Non-Qualified Plan which are not exercisable within 60 days.
(10)	Information with respect to Fidelity Management & Research Company is based on a Schedule 13F filed with the Securities and Exchange Commission on June 30, 2005. The stated business address for Fidelity Management & Research Company is One Federal Street E14B, Boston, Massachusetts 02109.
(11)	Information with respect to Tontine Financial Partners LP is based on a Schedule 13F filed with the Securities and Exchange Commission on June 30, 2005 by a group consisting of Tontine Management, L.L.C., Tontine Partners, L.P., Tontine Capital Management, L.L.C., Tontine Associates, L.L.C. and Jeffrey L. Gendell (individually and as managing member of Tontine Management, L.L.C., Tontine Capital Management, L.L.C. and Tontine Associates, L.L.C.). Based solely upon information in this Schedule 13F, Tontine Financial Partners LP and these affiliated entities share voting power and dispositive power with respect to all of such shares of common stock. The stated business address for Tontine Financial Partners LP is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock, par value $.01 per share, and 1 million shares of preferred stock, $1.00 par value per share. As of October 2, 2005, there were 15,247,572 shares of common stock issued and outstanding. Upon completion of this offering, there will be 18,247,572 shares of common stock issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. There are no shares of our preferred stock outstanding. The following description of our capital stock is a summary only and is derived from our certificate of incorporation, which is incorporated by reference into this prospectus.

Common Stock

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock.

Dividends. Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of outstanding preferred stock.

Liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

Our Board of Directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by our shareholders. Our Board of Directors has the authority, without approval of our shareholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

There are 250,000 shares of our Series A junior participating preferred stock reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see “Rights Agreement.”

Certain Provisions of the Certificate of Incorporation and By-Laws

Number, Vacancies and Removal of Directors. Our directors are elected annually at our annual meeting of shareholders. The number of our directors may be fixed from time to time by a resolution adopted by a majority of our directors then in office, but the Board of Directors may not consist of fewer than three nor more than nine directors. A director may be removed for cause by the vote of a majority of the directors then in office. Any director vacancies for any reason other than from newly created directorships may be filled by a vote of a majority of directors then in office. Any newly created directorships resulting from an increase in the number of our directors may be filled by a vote of a majority of the our entire Board of Directors, inclusive of vacancies. These provisions may have the effect of preventing our shareholders from removing incumbent directors, increasing the size and the number of our directors or filling vacancies on our Board of Directors without the support of our incumbent directors.

Shareholder Meetings. Matters may be brought by our shareholders before an annual or special meeting only in compliance with certain notice procedures contained in our by-laws. Our shareholders may bring before an annual meeting a proposal or a nomination for director only if the shareholder delivers a notice of such proposal or nomination to our Secretary not less than sixty and no more than ninety days prior to the first anniversary date of the annual meeting of shareholders for the preceding year. A proposal notice must state the text of the proposal and a brief written statement of the reasons why the shareholder favors the proposal. A notice regarding nomination of a person for director must contain certain information regarding the person nominated, including the number of shares of capital stock of the company held by such person. Any matters acted upon at a special meeting of our shareholders are limited to only those matters set forth on our notice of meeting. In the event that we call a special meeting for the purpose of electing directors, a nomination for director may be made by a shareholder if the shareholder has provided notice of the nomination to our Secretary not later than the close of business on the tenth day following the public announcement of the special meeting. A special meeting of our shareholders can be called only by our Chairman of the Board or our President or by a resolution of our Board of Directors.

Rights Agreement

On October 25, 1997, our Board of Directors approved a rights agreement with American Stock Transfer & Trust Company, as rights agent, and declared a dividend of one right for each outstanding share of the our common stock to shareholders of record at the close of business on November 10, 1997. Certificates for our common stock issued after November 10, 1997 contain a notation incorporating the rights agreement by reference. The rights agreement was amended and restated on October 1, 1998.

Under the terms of the rights agreement, each right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a price of $80.00 per unit of one one-hundredth of a share, subject to adjustment. The rights are represented by the certificates for our common stock and are not separately transferable from our common stock. The rights, however, separate from the common stock upon the earlier of:

•	ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of our common stock then outstanding; or

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding shares of common stock (unless such tender offer or exchange offer is an offer for all outstanding shares of common stock which a majority of our unaffiliated directors (who are not officers of the company) determined to be fair to and otherwise in our best interests and the best interest of our shareholders).

The earlier of these two dates is called the “distribution date”. As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date. The rights are not exercisable until the distribution date and expire at the close of business on November 10, 2007, unless earlier redeemed by us.

If any person or group of persons becomes the beneficial owner of 20% or more of the then outstanding shares of our common stock, except in connection with an offer approved by our Board of Directors, each holder of a right (except the acquiring person or group) will thereafter have the right to receive, upon payment of the purchase price, shares of our common stock (or, in certain circumstances, cash, property or other securities of the our company) having a value equal to two times the purchase price of the right. All rights that are or under certain circumstances, were, beneficially owned by the acquiring person or group will be null and void. However, rights are not exercisable following the occurrence of such an event until such time as the rights are no longer redeemable by us, as set forth below.

For example, at a purchase price of $80.00 per right, each right (not owned by an acquiring person or group) would entitle its holder to receive $160.00 worth of common stock for $80.00. Assuming that our common stock had a per share value of $20.00 at such time, the holder of each valid right would be entitled to receive eight shares of common stock for $80.00.

Each holder of a right may have the right to receive, upon payment of the purchase price, common stock, having a value equal to two time the exercise price of the right, of a corporation acquiring us, provided that a person or group of persons has acquired 20% or more of our common stock and either:

•

we are acquired in a merger or other business combination in which we are not the surviving corporation or in which we are the surviving corporation but our common stock is changed or exchanged (other than a merger which follows an offer for all outstanding shares of common stock which a majority of our unaffiliated directors, who are not officers of the company, determine to be fair and in the best interest of our shareholders); or

•	50% or more of our assets, earning power or cash flow is sold or transferred.

The purchase price payable and the number of units of one one-hundredths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution.

We may redeem the rights in whole, but not in part, at any time until ten days following the date on which a person or group acquires 20% or more of our common stock. The rights may be redeemed at a price of $.01 per right, payable in cash, our common stock or any other consideration deemed appropriate by our Board of Directors. The rights terminate immediately upon the action of the Board of Directors ordering redemption of the rights.

In the event that the shares of Series A junior participating preferred stock are issued upon the exercise of the rights, holders will be entitled to a minimum preferential quarterly dividend equal to the greater of (i) 10% of the current purchase per unit of one one-hundredth of a share of such stock or (ii) the dividends payable in cash declared on the common shares in an amount per whole share (rounded to the nearest cent) equal to the “formula number” multiplied by the amount of the cash dividends then to be paid on each outstanding common share. The “formula number” is equal to 100, but is subject to adjustment if we make a dividend to our common stock holders payable in shares of our common stock, subdivide or combine our outstanding shares of common stock, or issue shares of our capital stock in a reclassification or change of the outstanding common stock. The Series A junior participating preferred stock are cumulative, but do not bear interest, and are not subject to our redemption. Upon our liquidation or winding up, the holders of the Series A junior participating preferred stock will be entitled to all accrued and unpaid dividends plus a minimum preferential liquidation payment equal to the greater of (i) 50% of the purchase price per unit of one one-hundredth of a share of Series A junior participating preferred stock or (ii) an aggregate amount equal to the “formula number” then in effect multiplied by the aggregate amount to be distributed per share to the holders of the common stock. In the event of any merger, consolidation, combination or any other transaction in which the common shares are exchanged or changed into other stock or securities, cash or any other property, the outstanding shares of Series A junior participating preferred stock will be similarly exchanged or changed in an amount per share equal to the “formula number” then in effect multiplied by the aggregate amount of stock, securities, cash or other property into which or for which each of the shares of common stock is exchanged or changed. On all matters on which our shareholders are entitled to vote, each share of Series A junior participating preferred stock is entitled to a number of votes equal to the “formula number” then in effect and vote together as one class with all other series or classes of voting stock, unless otherwise required by law.

The rights have certain anti-takeover effects. Exercise of the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The existence of the rights, however, should not affect an offer at a fair price and otherwise in the best interest of our company and our shareholders as determined by our Board of Directors. The rights should not interfere with any merger or other business combination that is approved by our Board of Directors.

New York Anti-Takeover Law

We are subject to the provisions of Section 912 of the New York Business Corporation Law, or BCL, which prohibits certain business combinations with interested shareholders and prevents certain persons from making a takeover bid for a New York corporation unless certain prescribed requirements are satisfied. Section 912 of the BCL defines an “interested shareholder” as any person that:

•	is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation, or

•	is an affiliate or associate of the corporation and at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the corporation’s then outstanding voting stock.

Section 912 of the BCL provides that a New York corporation may not engage in a business combination, such as a merger, consolidation, recapitalization or disposition of stock, with any interested shareholder for a period of five years from the date that such person first became an interested shareholder unless the business combination was first approved by the board of directors prior to date such person became an interested shareholder.

Additionally, a New York corporation may not engage at any time in any business combination with an interested shareholder unless:

•	the business combination is approved by the board of directors prior to the date such person first became an interested shareholder,

•	the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting of shareholders occurring no earlier that five years after such person first became an interested shareholder, or

•	the consideration to be paid to all of the shareholders in connection with the business combination is at least equal to the greater of (i) the price paid by the interested shareholder for the interest in the corporation or (ii) the market value of the stock of the corporation equal to the greater of its value when acquired by the interested shareholder or when the announcement of the business combination was made.

The effect of Section 912 of the BCL may be to delay or prevent the consummation of a transaction which is favored by a majority of shareholders.

Limitation of Liability of Directors

Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its shareholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends, or (iv) for any transaction from which the director receives an improper personal benefit. Our certificate of incorporation provides that our directors shall not be liable to us or our shareholders for a breach of their duties to the fullest extent in which elimination or limitation of the liability of directors are permitted by the BCL.

Indemnification of Officers and Directors

Our certificate of incorporation provides that we shall indemnify, to the fullest extent permitted by the BCL, each person (and their heirs, executors, or administrators) who was or is a party or is threatened to be made a party to, or is involved in, any civil or criminal action, suit or proceeding, by reason of the fact that such person is or was a director or officer of our company or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We are also obligated to pay the cost of the expenses incurred by our officers and directors (including attorney’s fees) in defending themselves in such proceedings in advance of final disposition if the officer or director agrees to repay the amount advanced in the event it is ultimately determined that the officer or director was not entitled to be indemnified by us as authorized by our certificate of incorporation. We are not obligated to indemnify any director or officer (or his or her heirs, executors or administrators) in connection with a proceeding initiated by such person unless the proceeding was authorized or consented to by our Board of Directors.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 7, 2005, we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	2,345,000
Robert W. Baird & Co. Incorporated	502,500
Needham & Company, LLC	502,500

Total	3,350,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares of common stock from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.60 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by us	$1.00	$1.00	$3,000,000	$3,450,000

Expenses payable by us	$0.33	$0.29	$1,000,000	$1,000,000

Underwriting Discounts and Commissions paid by selling shareholder	$1.00	$1.00	$350,000	$350,000

Expenses payable by the selling shareholder	$—	$—	$—	$—

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Our officers, directors and the selling shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The Nasdaq National Market under the symbol “CMCO”.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder, will have no liability. In the case of an action for damages, we and the selling shareholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Hodgson Russ LLP, Buffalo, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements of Columbus McKinnon Corporation at March 31, 2005 and 2004, and for each of the three years in the period ended March 31, 2005 (including schedule appearing therein) appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Columbus McKinnon Corporation appearing in Columbus McKinnon Corporation’s Annual Report (Form 10-K) for the year ended March 31, 2005 (including schedule appearing therein), and Columbus McKinnon Corporation management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company. We make available on our Internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is http://www.cmworks.com. The contents of our website are not incorporated by reference herein.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we terminate the offering of these shares:

•	Our Annual Report on Form 10-K for the year ended March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended July 3, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended October 2, 2005; and

•	A description of our common stock contained in a registration statement on Form 8-A filed with the SEC on January 24, 1996, as amended by Amendment No. 1 on Form 8-A/A filed with the SEC on February 22, 1996.

Other than as expressly stated herein, none of our reports, proxy statements or other information filed, or that we may file, with the SEC is incorporated by reference herein. You may request copies of the documents made available on our Internet website by contacting us at the address and telephone number set forth above. You may request a copy of these documents, at no cost, by written or oral request to:

Columbus McKinnon Corporation

140 John James Audubon Parkway

Amherst, New York 14228-1197

(716) 689-5400

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company. We make available on our Internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is http://www.cmworks.com. The contents of our website are not incorporated by reference herein. Other than as expressly stated herein, none of our reports, proxy statements or other information filed, or that we may file, with the SEC is incorporated by reference herein. You may request copies of the documents made available on our Internet website by contacting us at the address and telephone number set forth above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Columbus McKinnon Corporation

We have audited the accompanying consolidated balance sheets of Columbus McKinnon Corporation and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. Our audits also included the financial statement schedule listed in the Index to the consolidated financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Columbus McKinnon Corporation and subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Columbus McKinnon Corporation and subsidiaries’ internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2005 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

/s/    ERNST & YOUNG LLP

June 6, 2005

Buffalo, New York

COLUMBUS McKINNON CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,
	2005	2004
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$9,479	$11,101
Trade accounts receivable, less allowance for doubtful accounts ($3,015 and $2,811, respectively)	88,974	84,374
Unbilled revenues	8,848	5,160
Inventories	77,626	69,119
Net assets held for sale	—	2,790
Prepaid expenses	14,198	15,486

Total current assets	199,125	188,030
Net property, plant, and equipment	57,237	58,773
Goodwill, net	185,443	184,994
Other intangibles, net	1,842	1,748
Marketable securities	24,615	25,355
Deferred taxes on income	6,122	6,388
Other assets	6,487	8,075

Total assets	$480,871	$473,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to banks	$4,839	$5,471
Trade accounts payable	33,688	30,076
Accrued liabilities	51,962	48,416
Restructuring reserve	144	561
Current portion of long-term debt	5,819	2,205

Total current liabilities	96,452	86,729
Senior debt, less current portion	115,735	121,603
Subordinated debt	144,548	164,131
Other non-current liabilities	42,369	37,922

Total liabilities	399,104	410,385
Shareholders’ equity:
Voting common stock; 50,000,000 shares authorized; 14,948,172 and 14,896,172 shares issued	149	149
Additional paid-in capital	104,078	103,914
Accumulated deficit	(8,644)	(25,354)
ESOP debt guarantee; 284,695 and 319,802 shares	(4,554)	(5,116)
Unearned restricted stock; 1,000 and 24,096 shares	(6)	(39)
Accumulated other comprehensive loss	(9,256)	(10,576)

Total shareholders’ equity	81,767	62,978

Total liabilities and shareholders’ equity	$480,871	$473,363

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2005	2004	2003
	(In thousands, except per share data)
Net sales	$514,752	$444,591	$453,320
Cost of products sold	388,844	339,745	345,986

Gross profit	125,908	104,846	107,334
Selling expenses	52,291	48,331	47,400
General and administrative expenses	31,730	25,026	26,611
Restructuring charges	910	1,239	3,697
Write-off/amortization of intangibles	312	383	4,246

Income from operations	40,665	29,867	25,380
Interest and debt expense	27,620	28,856	32,008
Other income, net	(5,218)	(4,191)	(2,149)

Income (loss) from continuing operations before income tax expense and cumulative effect of accounting change	18,263	5,202	(4,479)
Income tax expense	2,196	4,009	1,532

Income (loss) from continuing operations before cumulative effect of accounting change	16,067	1,193	(6,011)
Income from discontinued operations	643	—	—

Net income (loss) before cumulative effect of accounting change	16,710	1,193	(6,011)
Cumulative effect of change in accounting principle	—	—	(8,000)

Net income (loss)	$16,710	$1,193	$(14,011)

Average basic shares outstanding	14,594	14,553	14,496

Average diluted shares outstanding	14,803	14,554	14,496

Basic income (loss) per share:
Income (loss) from continuing operations	$1.10	$0.08	$(0.42)
Income from discontinued operations	0.04	—	—
Cumulative effect of accounting change	—	—	(0.55)

Basic income (loss) per share	$1.14	$0.08	$(0.97)

Diluted income (loss) per share:
Income (loss) from continuing operations	$1.09	$0.08	$(0.42)
Income from discontinued operations	0.04	—	—
Cumulative effect of accounting change	—	—	(0.55)

Diluted income (loss) per share	$1.13	$0.08	$(0.97)

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Common Stock ($.01 par value)	Addi- tional Paid-in Capital	Accumulated Deficit	ESOP Debt Guarantee	Unearned Restricted Stock	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Balance at March 31, 2002	$149	$104,920	$(12,536)	$(6,514)	$(414)	$(13,994)	$71,611
Comprehensive loss:
Net loss 2003	—	—	(14,011)	—	—	—	(14,011)
Change in foreign currency Translation adjustment	—	—	—	—	—	7,453	7,453
Net unrealized loss on investments, net of tax benefit of $1,564	—	—	—	—	—	(2,411)	(2,411)
Net change in unrealized loss on derivatives qualifying as hedges, net of tax of $155	—	—	—	—	—	233	233
Change in minimum pension liability adjustment, net of tax benefit of $7,115	—	—	—	—	—	(10,671)	(10,671)

Total comprehensive loss							(19,407)
Earned 61,003 ESOP shares	—	(464)	—	805	—	—	341
Earned portion and adjustment of restricted shares	—	(44)	—	—	206	—	162

Balance at March 31, 2003	$149	$104,412	$(26,547)	$(5,709)	$(208)	$(19,390)	$52,707
Comprehensive income:
Net income 2004	—	—	1,193	—	—	—	1,193
Change in foreign currency translation adjustment	—	—	—	—	—	6,389	6,389
Net unrealized gain on investments, net of tax of $918	—	—	—	—	—	1,706	1,706
Net change in unrealized loss on derivatives qualifying as hedges, net of tax of $127	—	—	—	—	—	191	191
Change in minimum pension liability adjustment, net of tax of $352	—	—	—	—	—	528	528

Total comprehensive income							10,007
Earned 37,049 ESOP shares	—	(393)	—	593	—	—	200
Earned portion and adjustment of restricted shares	—	(105)	—	—	169	—	64

Balance at March 31, 2004	$149	$103,914	$(25,354)	$(5,116)	$(39)	$(10,576)	$62,978
Comprehensive income:
Net income 2005	—	—	16,710	—	—	—	16,710
Change in foreign currency translation adjustment	—	—	—	—	—	2,830	2,830
Net unrealized loss on investments, net of tax benefit of $70	—	—	—	—	—	(131)	(131)
Change in minimum pension liability adjustment, net of tax benefit of $27	—	—	—	—	—	(1,379)	(1,379)

Total comprehensive income							18,030
Earned 35,108 ESOP shares	—	(266)	—	562	—	—	296
Stock options exercised, 52,000 shares	—	428	—	—	—	—	428
Earned portion of restricted shares	—	2	—	—	33	—	35

Balance at March 31, 2005	$149	$104,078	$(8,644)	$(4,554)	$(6)	$(9,256)	$81,767

See accompanying notes.

COLUMBUS McKINNON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2005	2004	2003
	(In thousands)
Operating activities:
Income (loss) from continuing operations	$16,067	$1,193	$(6,011)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	9,171	10,126	14,803
Deferred income taxes	(971)	6,413	(713)
Loss on divestitures	330	3,875	1,357
Gain on sale of real estate/investments	(4,632)	(5,143)	(1,949)
Loss (gain) on early retirement of 2008 bonds	40	(5,590)	—
Amortization/write-off of deferred financing costs	1,575	6,613	3,696
Other	—	67	(1,045)
Changes in operating assets and liabilities net of effects of business divestitures:
Trade accounts receivable and unbilled revenues	(6,896)	1,140	(1,214)
Inventories	(6,834)	8,351	11,379
Prepaid expenses	1,796	(1,332)	(2,891)
Other assets	10	(181)	3,915
Trade accounts payable	3,192	(976)	(4,820)
Accrued and non-current liabilities	4,313	1,813	(2,328)

Net cash provided by operating activities of continuing operations	17,161	26,369	14,179

Investing activities:
Sale (purchase) of marketable securities, net	1,314	110	(672)
Capital expenditures	(5,925)	(3,619)	(5,040)
Proceeds from sale of businesses and surplus real estate	6,742	4,015	17,262
Proceeds from sale of property, plant, and equipment	—	387	—
Proceeds from net assets held for sale	375	3,376	4,418

Net cash provided by investing activities of continuing operations	2,506	4,269	15,968

Financing activities:
Proceeds from issuance of common stock	428	—	—
Payments under revolving line-of-credit agreements	(345,664)	(332,218)	(282,211)
Borrowings under revolving line-of-credit agreements	344,541	325,326	249,081
Repayment of debt	(21,745)	(125,764)	(1,395)
Proceeds from issuance of long-term debt	—	115,000	—
Payment of deferred financing costs	(24)	(4,432)	(8,188)
Change in ESOP debt guarantee	562	593	805

Net cash used in financing activities of continuing operations	(21,902)	(21,495)	(41,908)
Effect of exchange rate changes on cash	(30)	15	132

Net cash (used in) provided by continuing operations	(2,265)	9,158	(11,629)
Net cash provided by discontinued operations	643	—	504

Net change in cash and cash equivalents	(1,622)	9,158	(11,125)
Cash and cash equivalents at beginning of year	11,101	1,943	13,068

Cash and cash equivalents at end of year	$9,479	$11,101	$1,943

Supplementary cash flows data:
Interest paid	$28,133	$30,002	$30,867
Income taxes paid (received), net	$2,029	$(9,683)	$(4,197)

See accompanying notes.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands, except share data)

1. Description of Business

Columbus McKinnon Corporation (the Company) is a leading U.S. designer and manufacturer of material handling products, systems and services which efficiently and ergonomically move, lift, position and secure material. Key products include hoists, cranes, chain and forged attachments. The Company’s material handling products are sold, domestically and internationally, principally to third party distributors through diverse distribution channels, and to a lesser extent directly to end-users. The Company’s integrated material handling solutions businesses deal primarily with end users and sales are concentrated, domestically and internationally (primarily Europe), in the consumer products, manufacturing, warehousing and, to a lesser extent, the steel, construction, automotive and other industrial markets. During fiscal 2005, approximately 63% of sales were to customers in the United States.

2. Accounting Principles and Practices

Advertising

Costs associated with advertising are expensed in the year incurred and are included in selling expense in the statement of operations. Advertising expenses were $2,521,000, $2,406,000, and $2,932,000 in fiscal 2005, 2004, and 2003, respectively.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

Concentrations of Labor

Approximately 22% of the Company’s employees are represented by seven separate domestic and Canadian collective bargaining agreements which terminate at various times between September 2005 and March 2008. Approximately 3% of the labor force is covered by a collective bargaining agreement that will expire within one year.

Consolidation

These consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries; all significant intercompany accounts and transactions have been eliminated.

Derivatives and Financial Instruments

Derivative instruments held by the Company that have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements are designated as hedges. Accordingly, gains and losses from changes in derivatives fair values are deferred until the underlying transaction occurs at which point they are then recognized in the statement of operations. When derivatives are not designated as hedges, the gains and losses from changes in fair value are recorded currently in the statement of operations. All derivatives are carried at fair value in the balance sheet. The fair values of derivatives are determined by reference to quoted market prices. The Company’s use of derivative instruments has historically been limited to cash flow hedges of certain interest rate risks.

The carrying value of the Company’s current assets and current liabilities approximate their fair values based upon the relatively short maturity of those instruments. For the fair value of the Company’s marketable securities and debt instruments, see Notes 6 and 10, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translations

The Company translates foreign currency financial statements as described in Financial Accounting Standards (FAS) No. 52. Under this method, all items of income and expense are translated to U.S. dollars at average exchange rates for the year. All assets and liabilities are translated to U.S. dollars at the year-end exchange rate. Gains or losses on translations are recorded in accumulated other comprehensive income (loss) in the shareholders’ equity section of the balance sheet. The functional currency is the foreign currency in which the foreign subsidiaries conduct their business. Gains and losses from foreign currency transactions are reported in other income, net. There was an approximate $0.2 million gain and $0.6 million and $0.8 million losses on transactions with foreign subsidiaries in fiscal 2005, 2004 and fiscal 2003, respectively.

Goodwill

On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized, but reviewed for impairment on an annual basis, or more frequently if indicators of impairment exist, at the reporting unit level. Identifiable intangible assets acquired in a business combination are amortized over their useful lives unless their useful lives are indefinite, in which case those intangible assets are tested for impairment annually and not amortized until their lives are determined to be finite.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The fair value of a reporting unit is determined using a discounted cash flow methodology. The Company’s reporting units are determined based upon whether discrete financial information is available and regularly reviewed, whether those units constitute a business, and the extent of economic similarities between those reporting units for purposes of aggregation. As a result of this analysis, the reporting units identified under SFAS No. 142 were at the component level, or one level below the reporting segment level as defined under SFAS No. 131. The Products segment was subdivided into three reporting units and the Solutions segment was subdivided into two reporting units. As a result of adopting SFAS No. 142, the Company ceased amortization of goodwill beginning April 1, 2002. See Note 8 for further discussion of goodwill and intangible assets.

Inventories

Inventories are valued at the lower of cost or market. Cost of approximately 57% of inventories at March 31, 2005 (55% in 2004) has been determined using the LIFO (last-in, first-out) method. Costs of other inventories have been determined using the FIFO (first-in, first-out) or average cost method. FIFO cost approximates replacement cost.

Marketable Securities

All of the Company’s marketable securities, which consist of equity securities and corporate and governmental obligations, have been classified as available-for-sale securities and are therefore recorded at their fair values with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss within shareholders’ equity unless unrealized losses are deemed to be other than temporary. In such instance, the unrealized losses are reported in the statement of operations within other income and expense, net. Estimated fair value is based on published trading values at the balance sheet dates. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The cost of securities sold is based on the specific identification method. Interest and dividend income are included in other income, net in the consolidated statements of operations.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The marketable securities are carried as long-term assets since they are held for the settlement of the Company’s general and products liability insurance claims filed through CM Insurance Company, Inc., a wholly owned captive insurance subsidiary.

Net Assets Held for Sale

At March 31, 2005 and 2004, net assets held for sale includes $0 and $2,790,000, respectively. During fiscal 2005, one property was sold at a gain of $2,586,000 which is included under the caption other income, net. Another property was reclassified as held and used in accordance with FAS No. 144, based on the determination that the sale of the property is not expected to qualify for recognition as a completed sale within one year.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated principally using the straight-line method over their respective estimated useful lives (buildings and building equipment—15 to 40 years; machinery and equipment—3 to 18 years). When depreciable assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operating results.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Related Party Transactions

The Company entered into a consulting agreement with the Chairman of the Board of Directors on October 1, 2002. The agreement provided compensation at a monthly rate of $23,750 through January 2003, at which point the arrangement was terminated.

Research and Development

Research and development costs as defined in FAS No. 2, for the years ended March 31, 2005, 2004 and 2003 were $1,289,000, $1,625,000 and $1,239,000, respectively and are classified as general and administrative expense in the statement of operations.

Revenue Recognition and Concentration of Credit Risk

Sales are recorded when title passes to the customer which is generally at time of shipment to the customer, except for long-term construction contracts as described below. The Company performs ongoing credit evaluations of its customers’ financial condition, but generally does not require collateral to support customer receivables. The credit risk is controlled through credit approvals, limits and monitoring procedures. Accounts receivable are reported at net realizable value and do not accrue interest. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other factors. Accounts receivable are charged against the allowance for doubtful accounts once all collection efforts have been exhausted. The Company does not routinely permit customers to return product. However, sales returns are permitted in specific situations and typically include a restocking charge or the purchase of additional product. The Company has established an allowance for returns based upon historical trends.

The Company recognizes contract revenues under the percentage of completion method, measured by comparing direct costs incurred to total estimated direct costs. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. In the event that a loss is

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

anticipated on an uncompleted contract, a provision for the estimated loss is made at the time it is determined. Billings on contracts may precede or lag revenues earned, and such differences are reported in the balance sheet as current liabilities (accrued liabilities) and current assets (unbilled revenues), respectively.

Sale-Leaseback Transactions

On January 28, 2005, the Company sold its corporate headquarters property and has entered into a leaseback for a portion of the facility under a 10-year lease agreement. Net proceeds to the Company for the sale of the property were approximately $2.7 million and the gain on the transaction was $2.2 million. Of the total gain, $1.0 million was recognized in 2005 under the caption other income, and $1.2 million was deferred and will be recognized as income over the 10-year leaseback period. Additionally, $0.5 million of non-cash value (rent abatement) will be recognized on a straight-line basis as lower operating expenses over the 10-year leaseback period.

Shipping and Handling Costs

Shipping and handling costs are a component of cost of products sold.

Stock-Based Compensation

At March 31, 2005, the Company has two stock-based employee compensation plans in effect, which are described more fully in Note 14. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations. No stock based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the number of options granted was fixed. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123 “Accounting for Stock-Based Compensation”, to stock-based employee compensation:

	Year Ended March 31,
	2005	2004	2003
Net income (loss), as reported	$16,710	$1,193	$(14,011)
Deduct: Total stock based employee compensation expenses determined under fair value based method for all awards, net of related tax effects	(1,135)	(504)	(1,019)

Net income (loss), pro forma	$15,575	$689	$(15,030)

Basic income (loss) per share:
As reported	$1.14	$0.08	$(0.97)

Pro forma	$1.07	$0.05	$(1.04)

Diluted income (loss) per share:
As reported	$1.13	$0.08	$(0.97)

Pro forma	$1.05	$0.05	$(1.04)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranties

The Company offers warranties for certain of the products it sells. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company sold the product. The Company generally provides a basic limited warranty, including parts and labor for any product deemed to be defective for a period of one year. The Company estimates the costs that may be incurred under its basic limited warranty, based largely upon actual warranty repair costs history, and records a liability in the amount of such costs in the month that the product revenue is recognized. The resulting accrual balance is reviewed during the year. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rate of warranty claims, and cost per claim.

Changes in the Company’s product warranty accrual are as follows:

	March 31,
	2005	2004
Balance at beginning of year	$889	$482
Accrual for warranties issued	2,475	2,634
Warranties settled	(2,532)	(2,227)

Balance at end of year	$832	$889

3. Discontinued Operations

In May 2002, the Company sold substantially all of the assets of Automatic Systems, Inc. (ASI). The ASI business was the principal business unit in the Company’s former Solutions—Automotive segment. The Company received $20,600,000 in cash and an 8% subordinated note in the principal amount of $6,800,000 which is payable at a rate of $214,000 per quarter over 8 years beginning August 2004. Due to the uncertainty surrounding the financial viability of the new organization, the note has been recorded at the estimated net realizable value of $0. Principal payments received on the note are recorded as income from discontinued operations at the time of receipt. All interest and principal payments required under the note have been made to date.

4. Unbilled Revenues and Excess Billings

	March 31,
	2005	2004
Costs incurred on uncompleted contracts	$34,154	$23,891
Estimated earnings	11,498	8,339

Revenues earned to date	45,652	32,230
Less billings to date	37,133	27,681

	$8,519	$4,549

The net amounts above are included in the consolidated balance sheets under the following captions:

	March 31,
	2005	2004
Unbilled revenues	$8,848	$5,160
Accrued liabilities	(329)	(611)

	$8,519	$4,549

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Inventories

Inventories consisted of the following:

	March 31,
	2005	2004
At cost—FIFO basis:
Raw materials	$42,283	$34,657
Work-in-process	10,238	10,169
Finished goods	35,800	31,205

	88,321	76,031
LIFO cost less than FIFO cost	(10,695)	(6,912)

Net inventories	$77,626	$69,119

6. Marketable Securities

Marketable securities are held for the settlement of the Company’s general and products liability insurance claims filed through the Company’s subsidiary, CM Insurance Company, Inc. (see Notes 2 and 15). On a quarterly basis, we review our marketable securities for declines in market value that may be considered other than temporary. We consider market value declines to be other than temporary if they are declines for a period longer than six months and in excess of 20% of original cost.

The following is a summary of available-for-sale securities at March 31, 2005:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government securities	$7,967	$251	$—	$8,218
Equity securities	14,751	2,076	430	16,397

	$22,718	$2,327	$430	$24,615

As of March 31, 2005, in accordance with FAS No. 115, the Company reduced the cost bases of certain equity securities since it was determined that the unrealized losses on those securities were other than temporary in nature. This determination resulted in the recognition of a pre-tax charge to earnings of $280,000 for the year ended March 31, 2005, classified within other income, net. The above schedule reflects the reduced cost bases.

The aggregate fair value of investments and unrealized losses on available for sale securities in an unrealized loss position at March 31, 2005 are as follows:

	Aggregate Fair Value	Unrealized Losses
Equity securities in a loss position for less than 12 months	$2,553	$259
Equity securities in a loss position for more than 12 months	1,413	171

	$3,966	$430

The net gain or (loss) related to sales of marketable securities totaled $706,000 $1,861,000 and $(478,000) in fiscal 2005, 2004 and 2003, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of available-for-sale securities at March 31, 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government securities	$6,874	$440	$—	$7,314
Equity securities	16,383	1,929	271	18,041

	$23,257	$2,369	$271	$25,355

As of March 31, 2004, in accordance with FAS No. 115, the Company reduced the cost bases of certain equity securities since it was determined that the unrealized losses on those securities were other than temporary in nature. This determination resulted in the recognition of a pre-tax charge to earnings of $110,000 and $2,189,000 for the years ended March 31, 2004 and 2003, respectively, classified within other income, net. The above schedule reflects the reduced cost bases.

The amortized cost and estimated fair value of debt and equity securities at March 31, 2005, by contractual maturity, are shown below:

	Cost	Estimated Fair Value
Due in one year or less	$3,706	$3,704
Due in one to five years	1,287	1,326
Due in five to ten years	2,353	2,511
Due after ten years	621	677

	7,967	8,218
Equity securities	14,751	16,397

	$22,718	$24,615

Net unrealized gain included in the balance sheet amounted to $1,897,000 at March 31, 2005 and $2,098,000 at March 31, 2004. The amounts, net of related income taxes of $664,000 and $734,000 at March 31, 2005 and 2004, respectively, are reflected as a component of accumulated other comprehensive loss within shareholders’ equity.

7. Property, Plant, and Equipment

Consolidated property, plant, and equipment of the Company consisted of the following:

	March 31,
	2005	2004
Land and land improvements	$5,183	$5,554
Buildings	33,991	32,541
Machinery, equipment, and leasehold improvements	99,147	96,809
Construction in progress	2,089	1,509

	140,410	136,413
Less accumulated depreciation	83,173	77,640

Net property, plant, and equipment	$57,237	$58,773

Depreciation expense from continuing operations was $8,859,000, $9,743,000, and $10,557,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill and Intangible Assets

As discussed in Note 2, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized, but reviewed for impairment on an annual basis, or more frequently if indicators of impairment exist, at the reporting unit level. Identifiable intangible assets acquired in a business combination are amortized over their useful lives unless their useful lives are indefinite, in which case those intangible assets are tested for impairment annually and not amortized until their lives are determined to be finite.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The fair value of a reporting unit is determined using a discounted cash flow methodology. The Company’s reporting units are determined based upon whether discrete financial information is available and regularly reviewed, whether those units constitute a business, and the extent of economic similarities between those reporting units for purposes of aggregation. As a result of this analysis, the reporting units identified under SFAS No. 142 were at the component level, or one level below the reporting segment level as defined under SFAS No. 131. The Products segment was subdivided into three reporting units and the Solutions segment was subdivided into two reporting units.

Upon the adoption of SFAS No. 142 in the second quarter of fiscal 2003, the Company recorded a one-time, non-cash charge of $8,000,000 to reduce the carrying value of its goodwill as of April 1, 2002. Such charge is reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statement of operations. The impairment charge was related to the Cranebuilder reporting unit in the Products segment and the Univeyor reporting unit in the Solutions segment. In relation to the initial adoption of SFAS No. 142, goodwill was allocated amongst the reporting units so that goodwill was allocated to the units that benefited from the acquisitions. The Company will record any future impairment charges as a component of operating income.

During the fourth quarter of fiscal 2003, the Company performed its annual impairment review. Based on a decline in the performance of the Duff Norton Group reporting unit, operating profits and cash flows were lower than expected in Fiscal 2003. Based on that trend, the earnings forecast for the next five years was revised. The Company recorded a $4,000,000 charge for impairment related to our Duff Norton Group reporting unit. This was recorded as a component of operating income in the accompanying consolidated statement of operations as part of write-off/amortization of intangibles. The fair value of the Duff Norton Group reporting unit was estimated using the expected present value of future cash flows.

The impairment charge is non-cash in nature and did not affect the Company’s liquidity or result in non-compliance with respect to any debt covenants contained in the Company’s credit facilities.

No impairment charges were recorded during fiscal 2005 or 2004.

A summary of changes in goodwill during the years ended March 31, 2005 and 2004 by business segment is as follows:

	Products	Solutions	Total
Balance at March 31, 2003	$184,921	$—	$184,921
Currency translation	725	—	725
Divestitures	(652)	—	(652)

Balance at March 31, 2004	$184,994	$—	$184,994
Currency translation	449	—	449

Balance at March 31, 2005	$185,443	$—	$185,443

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No reclassification of identifiable intangible assets apart from goodwill was necessary as a result of adoption of SFAS No. 142.

Other intangibles, net consists of the following:

	March 31,
	2005	2004
Intangible pension assets	$1,537	$1,320
Patents and other, net	305	428

Other intangibles, net	$1,842	$1,748

Only the patents and other, net is subject to amortization. Based on the current amount of patents and other, net, the estimated amortization expense for each of the succeeding five years is expected to be $108,000, $86,000, $60,000, $36,000, and $14,000, respectively.

9. Accrued Liabilities and Other Non-current Liabilities

Consolidated accrued liabilities of the Company consisted the following:

	March 31,
	2005	2004
Accrued payroll	$15,895	$10,188
Accrued pension cost	4,325	7,869
Interest payable	8,097	8,970
Accrued workers compensation	6,093	5,220
Accrued income taxes payable	4,237	4,062
Accrued postretirement benefit obligation	2,100	2,250
Accrued health insurance	2,550	2,100
Other accrued liabilities	8,665	7,757

	$51,962	$48,416

Consolidated other non-current liabilities of the Company consisted the following:

	March 31,
	2005	2004
Accumulated postretirement benefit obligation	$5,273	$5,840
Accrued general and product liability costs	16,094	15,930
Accrued pension cost	18,637	14,591
Other non-current liabilities	2,365	1,561

	$42,369	$37,922

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Debt

Consolidated debt of the Company consisted of the following:

	March 31,
	2005	2004
Revolving Credit Facility due March 31, 2007	$—	$—
Term Loan to be repaid April 29, 2005	5,819	7,821
10% Senior Secured Notes due August 1, 2010 with interest payable in semi-annual installments	115,000	115,000
Other senior debt	735	987

Total senior debt	121,554	123,808
8 1/2% Senior Subordinated Notes due March 31, 2008 with interest payable in semi-annual installments at 8.45% effective rate, recorded net of unamortized discount of $127 ($169 at March 31, 2004)	144,548	164,131

Total	266,102	287,939
Less current portion	5,819	2,205

	$260,283	$285,734

On November 21, 2002, the Company refinanced its credit facilities. The arrangement consisted of a Revolving Credit Facility, a Term Loan, and a Senior Second Secured Term Loan. The Senior Second Secured Term Loan was refinanced as described below. On April 29, 2005, the Company amended its credit facilities. As a result of the amendment, the Term Loan was repaid in its entirety.

The Revolving Credit Facility was amended to provide availability up to a maximum of $65 million. Prior to the amendment, the Revolving Credit Facility provided availability up to a maximum of $50 million. Availability based on the underlying collateral at March 31, 2005 amounted to $50 million. The unused Revolving Credit Facility totaled $39.4 million, net of outstanding borrowings of $0.0 million and outstanding letters of credit of $10.6 million. Interest on the revolver is payable at varying Eurodollar rates based on LIBOR or prime plus a spread determined by the Company’s leverage ratio amounting to 225 or 100 basis points, respectively, at March, 31, 2005. Effective April 29, 2005, the amended credit facility would have interest payable at varying Eurodollar rates based on LIBOR or prime plus a spread determined by the Company’s leverage ratio amounting to 175 or 50 basis points, respectively, at March 31, 2005. The Revolving Credit Facility is secured by all domestic inventory, receivables, equipment, real property, subsidiary stock (limited to 65% for foreign subsidiaries) and intellectual property.

On July 22, 2003, the Company issued $115 million of 10% Senior Secured Notes due August 1, 2010. Proceeds from this offering were used for the repayment in full of the Senior Second Secured Term Loan ($66.8 million), the repurchase of $35.7 million of Senior Subordinated Notes at a discount ($30.1 million), the repayment of a portion of the outstanding Revolving Credit Facility ($10.0 million), the repayment of a portion of the Term Loan ($3.9 million), the payment of financing costs ($2.8 million), and the payment of accrued interest ($1.4 million).

As noted above, the Senior Second Secured Term loan was repaid in its entirety on July 22, 2003. In accordance with the terms of the agreement, since the loan was repaid prior to the first anniversary date, the payment of certain accrued interest was waived. As a result, $1.1 million of accrued interest expense was reversed in fiscal 2004 and is reflected as a reduction of interest expense.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The redemption in fiscal 2004 of the 8 1/2% Senior Subordinated Notes occurred at a discount resulting in a $5.6 million pre-tax gain on early extinguishment of debt. As a result of the repayment of the Senior Second Secured Term Loan and a portion of the Term Loan and 8 1/2% Senior Subordinated Notes, $4.9 million of pre-tax deferred financing costs were written-off in fiscal 2004. The net effect of these two items, a $0.7 million pre-tax gain, is shown as part of other income, net.

The corresponding credit agreement associated with the Revolving Credit Facility places certain debt covenant restrictions on the Company, including certain financial requirements and a restriction on dividend payments, with which the Company was in compliance as of March 31, 2005.

From time to time, the Company manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and floating rates. In June 2001, the Company entered into an interest rate swap agreement to effectively convert $40 million of variable-rate debt to fixed-rate debt, which matured in June 2003. This cash flow hedge was considered effective and the gain or loss on the change in fair value was reported in other comprehensive income, net of tax.

In August 2003, the Company entered into an interest rate swap agreement to convert $93.5 million of fixed-rate debt (10%) to variable-rate debt (LIBOR plus 578.2 basis points) through August 2008 and $57.5 million from August 2008 through August 2010. This interest rate swap was considered an ineffective hedge and therefore the change in fair value was recognized in income as a gain. The swap was terminated in January 2004 and a pre-tax gain of $1.9 million was recognized as other income as a result of changes in the fair value of the swap.

Provisions of the 8 1/2% Senior Subordinated Notes (8 1/2% Notes) include, without limitation, restrictions on liens, indebtedness, asset sales, and dividends and other restricted payments. The 8 1/2% Notes are redeemable at the option of the Company, in whole or in part, at prices declining annually from the Make-Whole Price (as defined in the 8 1/2% Notes agreement) to 100% on and after April 1, 2006. In the event of a Change of Control (as defined in the indenture for such notes), each holder of the 8 1/2% Notes may require the Company to repurchase all or a portion of such holder’s 8 1/2% Notes at a purchase price equal to 101% of the principal amount thereof. The 8 1/2% Notes are guaranteed by certain existing and future domestic subsidiaries and are not subject to any sinking fund requirements.

Provisions of the 10% Senior Secured Notes (10% Notes) include, without limitation, restrictions on liens, indebtedness, asset sales, and dividends and other restricted payments. The 10% Notes are redeemable at the option of the Company, in whole or in part, at prices declining annually from the Make-Whole Price (as defined in the 10% Notes agreement) to 100% on and after August 1, 2009. In the event of a Change of Control (as defined in the indenture for such notes), each holder of the 10% Notes may require the Company to repurchase all or a portion of such holder’s 10% Notes at a purchase price equal to 101% of the principal amount thereof. The 10% Notes are guaranteed by certain existing and future domestic subsidiaries and are not subject to any sinking fund requirements. The 10% Notes are also secured, in a second lien position, by all domestic inventory, receivables, equipment, real property, subsidiary stock (limited to 65% for foreign subsidiaries) and intellectual property.

The carrying amount of the Company’s revolving credit facility and term loan approximates the fair value based on current market rates. The Company’s Senior Secured Notes and Senior Subordinated Notes have an approximate fair market value of $122,187,000 and $143,952,000, respectively, based on quoted market prices, the total of which is more than their aggregate carrying amount of $259,548,000.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal payments scheduled to be made as of March 31, 2005 on the above debt, for the next five annual periods subsequent thereto, are as follows (in thousands):

2006	$5,819
2007	177
2008	144,699
2009	99
2010	36

11. Retirement Plans

The Company provides defined benefit pension plans to certain employees. The Company uses December 31 as the measurement date for all of its pension plans. The following provides a reconciliation of benefit obligation, plan assets, and funded status of the plans:

	March 31,
	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$110,865	$96,562
Service cost	4,285	3,921
Interest cost	6,718	6,711
Actuarial loss	2,888	7,846
Benefits paid	(4,410)	(4,248)
Foreign exchange rate changes	288	73

Benefit obligation at end of year	$120,634	$110,865

Change in plan assets:
Fair value of plan assets at beginning of year	$80,564	$65,428
Actual gain (loss) on plan assets	5,251	9,725
Employer contribution	9,673	9,597
Benefits paid	(4,411)	(4,248)
Foreign exchange rate changes	246	62

Fair value of plan assets at end of year	$91,323	$80,564

Funded status	$(29,311)	$(30,301)
Unrecognized actuarial loss	29,744	29,829
Unrecognized prior service cost	1,537	1,320

Net amount recognized	$1,970	$848

Amounts recognized in the consolidated balance sheets are as follows:

	March 31,
	2005	2004
Intangible asset	$1,537	$1,320
Accrued liabilities	(4,325)	(7,869)
Other non-current liabilities	(18,637)	(14,591)
Deferred tax effect of accumulated other comprehensive loss	8,823	8,795
Accumulated other comprehensive loss	14,572	13,193

Net amount recognized	$1,970	$848

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic pension cost included the following components:

	Year Ended March 31,
	2005	2004	2003
Service costs—benefits earned during the period	$4,285	$3,921	$3,760
Interest cost on projected benefit obligation	6,719	6,711	6,294
Expected return on plan assets	(6,666)	(5,404)	(6,026)
Net amortization	4,033	1,978	299

Net periodic pension cost	$8,371	$7,206	$4,327

The fiscal 2005 pension expense includes a one-time, non-cash charge of $2,037,000 relating to a defined benefit plan at one of our foreign operations.

The accumulated benefit obligation for all defined benefit plans was $113,486,000 and $102,528,000 as of March 31, 2005 and 2004, respectively.

Information for pension plans with a projected benefit obligation in excess of plan assets is as follows:

	March 31,
	2005	2004
Projected benefit obligation	$120,634	$110,865
Fair value of plan assets	91,323	80,564

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	March 31,
	2005	2004
Accumulated benefit obligation	$113,486	$102,528
Fair value of plan assets	91,323	80,564

Unrecognized gains and losses are amortized on a straight-line basis over the average remaining service period of active participants.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also net periodic pension cost for the following year (with the exception of the expected long-term rate of return for fiscal 2006 as noted below):

	March 31,
	2005	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	8.25	8.40	8.50	8.88
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected long-term rate of return on plan assets for determination of the net periodic pension cost for fiscal 2006 will be 7.5%. The expected rate of return on plan asset assumptions are determined considering historical averages and real returns on each asset class.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s retirement plan target and actual asset allocations are as follows:

	March 31,
	Target	Actual
	2006	2005	2004
Equity securities	70%	55%	55%
Fixed income	30	45	45

Total plan assets	100%	100%	100%

The Company has an investment objective for domestic pension plans to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. The investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the aforementioned objective and produce both absolute and risk adjusted returns competitive with a benchmark that is a blend of the S&P 500 and an aggregate bond fund. The shift to the targeted allocation is the result of management’s re-evaluation of its investment allocation. The targeted allocation will be accomplished as some plan assets governed by collective bargaining contracts to be transferred from fixed income into equity securities, as well as reallocation of remaining assets to achieve the desired balance during fiscal 2006.

The Company’s funding policy with respect to the defined benefit pension plans is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Additional contributions may be made to minimize PBGC premiums. The Company expects to contribute $4,491,000 to its pension plans in fiscal 2006.

Information about the expected benefit payments for the Company’s defined benefit plans is as follows:

2006	$4,692
2007	5,010
2008	6,265
2009	5,977
2010	6,541
2011-2015	42,592

The Company also sponsors defined contribution plans covering substantially all domestic employees. Participants may elect to contribute basic contributions. These plans provide for employer contributions based primarily on employee participation. The Company recorded a charge for such contributions of approximately $673,000, $635,000 and $1,430,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

12. Employee Stock Ownership Plan (ESOP)

The AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans” requires that compensation expense for ESOP shares be measured based on the fair value of those shares when committed to be released to employees, rather than based on their original cost. Also, dividends on those ESOP shares that have not been allocated or committed to be released to ESOP participants are not reflected as a reduction of retained earnings. Rather, since those dividends are used for debt service, a charge to compensation expense is recorded. Furthermore, ESOP shares that have not been allocated or committed to be released are not considered outstanding for purposes of calculating earnings per share.

The obligation of the ESOP to repay borrowings incurred to purchase shares of the Company’s common stock is guaranteed by the Company; the unpaid balance of such borrowings, if any, would be reflected in the consolidated balance sheet as a liability. An amount equivalent to the cost of the collateralized common stock and representing deferred employee benefits has been recorded as a deduction from shareholders’ equity.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Substantially all of the Company’s domestic non-union employees are participants in the ESOP. Contributions to the plan result from the release of collateralized shares as debt service payments are made. Compensation expense amounting to $296,000, $200,000 and $341,000 in fiscal 2005, 2004 and 2003, respectively, is recorded based on the guaranteed release of the ESOP shares at their fair market value. Dividends on allocated ESOP shares, if any, are recorded as a reduction of retained earnings and are applied toward debt service.

At March 31, 2005 and 2004, 795,791 and 836,949 of ESOP shares, respectively, were allocated or available to be allocated to participants’ accounts. At March 31, 2005 and 2004, 284,695 and 319,802 of ESOP shares were pledged as collateral to guarantee the ESOP term loans.

The fair market value of unearned ESOP shares at March 31, 2005 amounted to $3,878,000.

13. Postretirement Benefit Obligation

The Company sponsors defined benefit postretirement health care plans that provide medical and life insurance coverage to certain domestic retirees and their dependents of one of its subsidiaries. Prior to the acquisition of this subsidiary, the Company did not sponsor any postretirement benefit plans. The Company pays the majority of the medical costs for certain retirees and their spouses who are under age 65. For retirees and dependents of retirees who retired prior to January 1, 1989, and are age 65 or over, the Company contributes 100% toward the American Association of Retired Persons (“AARP”) premium frozen at the 1992 level. For retirees and dependents of retirees who retired after January 1, 1989, the Company contributes $35 per month toward the AARP premium. The life insurance plan is noncontributory.

On December 8, 2003, Congress passed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“Medicare Act”). In March 2004, the FASB issued Staff Position No FAS 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“FSP No 106-2”),” which provides accounting guidance on how to account for the effects of the Medicare Act on postretirement plans that provide prescription drug benefits. The Medicare Act also requires certain disclosures regarding the effect of the subsidy provided by the Medicare Act. Additionally, FSP 106-2 provides two transition methods—retroactive to the date of enactment or prospective from the date of adoption. The Company elected to adopt FAS 106-2 and apply the prospective transition method in the second quarter of fiscal 2005. The accumulated post retirement benefit obligation decreased $2,339,000 as of July 4, 2004 and net periodic postretirement benefit cost decreased by $225,000 for fiscal 2005.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s postretirement health benefit plans are not funded. In accordance with FAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the following sets forth a reconciliation of benefit obligations and the funded status of the plan:

	March 31,
	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$15,984	$13,800
Service cost	17	11
Interest cost	834	869
Amendment	(2,339)	—
Actuarial loss	460	3,692
Benefits paid	(2,029)	(2,388)

Benefit obligation at end of year	$12,927	$15,984

Funded status	$(12,927)	$(15,984)
Unrecognized actuarial loss	5,554	7,894

Net amount recognized in accrued and other non-current liabilities	$(7,373)	$(8,090)

Net periodic postretirement benefit cost included the following:

	Year Ended March 31,
	2005	2004	2003
Service cost—benefits attributed to service during the period	$17	$11	$13
Interest cost	834	869	832
Amortization of prior service gain	—	(153)	(154)
Amortization of plan net losses	460	643	209

Net periodic postretirement benefit cost	$1,311	$1,370	$900

For measurement purposes, healthcare costs were assumed to increase 9 3/4% in fiscal 2006, grading down over time to 5% in seven years. The discount rate used in determining the accumulated postretirement benefit obligation was 6.00% and 6.25% as of March 31, 2005 and 2004, respectively.

Information about the expected benefit payments for the Company’s postretirement health benefit plans is as follows:

2006	$1,822
2007	1,683
2008	1,588
2009	1,441
2010	1,311
2011-2015	5,503

Assumed medical claims cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$42	$(43)
Effect on postretirement obligation	591	(539)

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Earnings per Share and Stock Plans

Earnings per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (FAS No. 128). Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes any dilutive effects of stock options. The effect of dilutive employee stock options has not been included for the year ended March 31, 2003 since this would be antidilutive as a result of the Company’s net losses.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended March 31,
	2005	2004	2003
Numerator for basic and diluted earnings per share:
Income (loss) from continuing operations	$16,067	$1,193	$(6,011)
Income from discontinued operations	643	—	—
Loss from cumulative effect of change in accounting principle	—	—	(8,000)

Net income (loss)	$16,710	$1,193	$(14,011)

Denominators:
Weighted-average common stock outstanding—denominator for basic EPS	14,594	14,553	14,496
Effect of dilutive employee stock options	209	1	—

Adjusted weighted-average common stock outstanding and assumed conversions—denominator for diluted EPS	14,803	14,554	14,496

The weighted-average common stock outstanding shown above is net of unallocated ESOP shares (see Note 12).

Stock Plans

The Company maintains two stock option plans, a Non-Qualified Stock Option Plan (Non-Qualified Plan) and an Incentive Stock Option Plan (Incentive Plan). Under the Non-Qualified Plan, options may be granted to officers and other key employees of the Company as well as to non-employee directors and advisors. As of March 31, 2005, no options have been granted to non-employees. Options granted under the Non-Qualified and Incentive Plans become exercisable over a four-year period at the rate of 25% per year commencing one year from the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Any option granted under the Non-Qualified plan may be exercised not earlier than one year from the date such option is granted. Any option granted under the Incentive Plan may be exercised not earlier than one year and not later than 10 years from the date such option is granted.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of option transactions during each of the three fiscal years in the period ended March 31, 2005 is as follows:

	Shares	Weighted-average Exercise Price
Balance at March 31, 2002	1,406,160	$14.34
Cancelled	(94,410)	18.31

Balance at March 31, 2003	1,311,750	$14.05
Granted	45,000	6.92
Cancelled	(126,900)	14.28

Balance at March 31, 2004	1,229,850	$13.77
Granted	741,500	6.41
Exercised	(52,000)	8.25
Cancelled	(116,550)	13.82

Balance at March 31, 2005	1,802,800	$10.89

A summary of exercisable and available for grant options is as follows:

	Year Ended March 31,
	2005	2004	2003
Exercisable at end of year	926,050	851,425	653,887
Available for grant at end of year	127,700	752,650	670,750

Exercise prices for options outstanding as of March 31, 2005, ranged from $5.46 to $29.00. The following table provides certain information with respect to stock options outstanding at March 31, 2005:

Range of Exercise Prices	Stock Options Outstanding	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life
Up to $10.00	1,236,450	$7.63	7.9
$10.01 to $20.00.	261,750	14.51	4.8
$20.01 to $30.00	304,600	21.02	4.0

	1,802,800	$10.89	6.8

The following table provides certain information with respect to stock options exercisable at March 31, 2005:

Range of Exercise Prices	Stock Options Outstanding	Weighted-average Exercise Price
Up to $10.00	442,200	$9.88
$10.01 to $20.00.	179,250	14.89
$20.01 to $30.00	304,600	21.02

	926,050	$14.51

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, “Accounting for Stock-Based Compensation,”

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the grant date and the number of options granted is fixed, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. No options were granted in fiscal 2003. The fair value for issued options in fiscal 2005 and 2004 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended March 31, 2005	Year Ended March 31, 2004
Assumptions:
Risk-free interest rate	4.9%	4.5%
Dividend yield—Incentive Plan	0.0%	0.0%
Volatility factor	0.569	0.567
Expected life—Incentive Plan	5 years	5 years

The weighted-average fair value of options granted in 2005 and 2004 was $3.45 and $3.68 per share, respectively.

The Company maintains a Restricted Stock Plan, under which the Company had 49,000 shares reserved for issuance at March 31, 2005 and 2004. The Company charges unearned compensation, a component of shareholders’ equity, for the market value of shares, as they are issued. It is then ratably amortized over the restricted period. Grantees who remain continuously employed with the Company become vested in their shares five years after the date of the grant. There were 1,000 shares issued during the year ended March 31, 2003. No shares were issued during the years ended March 31, 2005 or 2004.

15. Loss Contingencies

General and Product Liability—$15,984,000 of the accrued general and product liability costs which are included in other non-current liabilities at March 31, 2005 ($15,810,000 at March 31, 2004) are the actuarial present value of estimated reserves based on an amount determined from loss reports and individual cases filed with the Company and an amount, based on experience, for losses incurred but not reported. The accrual in these consolidated financial statements was determined by applying a discount factor based on interest rates customarily used in the insurance industry, between 4.82% and 8.37%, to the undiscounted reserves of $19,543,000 and $19,535,000 at March 31, 2005 and 2004, respectively. This liability is funded by investments in marketable securities (see Notes 2 and 6).

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of the beginning and ending balances for accrued general and product liability:

	Year Ended March 31,
	2005	2004	2003
Accrued general and product liability, beginning of year	$15,930	$14,439	$16,013
Add provision for claims	5,780	5,398	447
Deduct payments for claims	(5,616)	(3,907)	(2,021)

Accrued general and product liability, end of year	$16,094	$15,930	$14,439

The per occurrence limits on our self-insurance for general and product liability coverage to Columbus McKinnon were $2,000,000 from inception through fiscal 2003 and $3,000,000 for fiscal 2004 and thereafter. In addition to the per occurrence limits, the Company’s coverage is also subject to an annual aggregate limit, applicable to losses only. These limits range from $2,000,000 to $6,000,000 for each policy year from inception through fiscal 2005.

Along with other manufacturing companies, we are subject to various federal, state and local laws relating to the protection of the environment. To address the requirements of such laws, we have adopted a corporate environmental protection policy which provides that all of our owned or leased facilities shall, and all of our employees have the duty to, comply with all applicable environmental regulatory standards, and we have initiated an environmental auditing program for our facilities to ensure compliance with such regulatory standards. We have also established managerial responsibilities and internal communication channels for dealing with environmental compliance issues that may arise in the course of our business. Because of the complexity and changing nature of environmental regulatory standards, it is possible that situations will arise from time to time requiring us to incur expenditures in order to ensure environmental regulatory compliance. However, we are not aware of any environmental condition or any operation at any of our facilities, either individually or in the aggregate, which would cause expenditures having a material adverse effect on our results of operations, financial condition or cash flows and, accordingly, have not budgeted any material capital expenditures for environmental compliance for fiscal 2006.

Like many industrial manufacturers, the Company is involved in asbestos-related litigation. In continually evaluating its estimated asbestos-related liability, the Company reviews, among other things, the incidence of past and recent claims, the historical case dismissal rate, the mix of the claimed illnesses and occupations of the plaintiffs, its recent and historical resolution of the cases, the number of cases pending against it, the status and results of broad-based settlement discussions, and the number of years such activity might continue. Based on this review, the Company has estimated its share of liability to defend and resolve probable asbestos-related personal injury claims. This estimate is highly uncertain due to the limitations of the available data and the difficulty of forecasting with any certainty the numerous variables that can affect the range of the liability. The Company will continue to study the variables in light of additional information in order to identify trends that may become evident and to assess their impact on the range of liability that is probable and estimable.

Based on actuarial information, the Company has estimated its asbestos-related aggregate liability through March 31, 2030 and March 31, 2081 to range between $4,200,000 and $16,700,000. The Company’s estimation of its asbestos-related aggregate liability that is probable and estimable is through March 31, 2030 and ranges from $4,200,000 to $5,500,000 as of March 31, 2005. The range of probable and estimable liability reflects uncertainty in the number of future claims that will be filed and the cost to resolve those claims, which may be influenced by a number of factors, including the outcome of the ongoing broad-based settlement negotiations, defensive strategies, and the cost to resolve claims outside the broad-based settlement program. Based on the

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underlying actuarial information, the Company has reflected $4,800,000 as a liability in the consolidated financial statements in accordance with U.S. generally accepted accounting principles. The increase in the recorded liability from the amount of $3,000,000 at March 31, 2004 is due to a change in actuarial parameters used to calculate required asbestos liability reserve levels. The recorded liability does not consider the impact of any potential favorable federal legislation such as the “FAIR Act”. Of this amount, management expects to incur asbestos liability payments of approximately $220,000 over the next 12 months. Because payment of the liability is likely to extend over many years, management believes that the potential additional costs for claims will not have a material after-tax effect on the financial condition of the Company or its liquidity, although the net after-tax effect of any future liabilities recorded could be material to earnings in a future period.

16. Restructuring Charges

The Company has analyzed its global capacity requirements and, as a result, began a series of facility rationalization projects in early fiscal 2002. The decision to close or significantly reorganize the facilities identified was based upon the cost structure of those facilities relative to others within the Company. Production operations were transferred to other facilities within the same reporting segment, to better utilize their available capacity.

During fiscal 2005, the Company recorded restructuring costs of $910,000 related to various employee termination benefits and facility costs as a result of the continued closure, merging and reorganization of the Company. $600,000 and $300,000 of these costs are related to the Products and Solutions segments, respectively. The charges primarily relate to the maintenance of facilities being expensed on an as incurred basis in accordance with SFA No. 146 “Accounting for the Costs Associated with Exit or Disposal Activities.” As of March 31, 2005, the liability primarily consists of costs associated with the preparation and maintenance of a non-operating facility prior to disposal which were accrued prior to the adoption of SFAS No. 146. The Company has one facility that is completely closed and prepared for disposal. Due to changes in the real estate market and a reassessment of the fair value of the property, the asset was written-down by $300,000 during fiscal 2005. As a result of the uncertainty surrounding the ability to complete a sale within the next twelve months, it has also been reclassified from an asset held for sale to an asset held and used.

During fiscal 2004, the Company recorded restructuring costs of $1,239,000 related to various employee termination benefits and facility costs as a result of the continued closure, merging and reorganization of the Company and completion of the two open projects from fiscal 2003. $800,000 and $400,000 of these costs are related to the Products and Solutions segments, respectively. Approximately 130 employees were terminated at the various facilities. As of March 31, 2004, the liability consisted of severance payments and costs associated with the preparation and maintenance of non-operating facilities prior to disposal which were accrued prior to the adoption of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.”

During fiscal 2003, the Company recorded restructuring costs of $3,697,000 related to various employee termination benefits and facility costs as a result of the decision to close, merge or significantly reorganize five manufacturing facilities. Three of the five projects were completed as planned in the fourth quarter of 2003 while two others were completed in the second quarter of fiscal 2004. All of these costs are related to the Products segment, with the exception of approximately $100,000. Approximately 215 employees were to be terminated at the various facilities. As of March 31, 2003, approximately one half of the terminations had occurred with the remaining terminations completed in fiscal 2004. The liability as of March 31, 2003 consisted of severance payments and costs associated with the preparation and maintenance of non-operating facilities prior to disposal which were accrued prior to the adoption of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the activity related to restructuring reserves:

	Employee	Facility	Total
Reserve at March 31, 2002	650	299	949
Fiscal 2003 restructuring charges	1,789	1,908	3,697
Cash payments	(1,517)	(298)	(1,815)
Write-down of non-operating property	—	(500)	(500)

Reserve at March 31, 2003	$922	$1,409	$2,331
Fiscal 2004 restructuring charges	1,005	234	1,239
Cash payments	(1,766)	(1,243)	(3,009)

Reserve at March 31, 2004	$161	$400	$561
Fiscal 2005 restructuring charges	81	829	910
Cash payments	(226)	(801)	(1,027)
Write-down of non-operating property	—	(300)	(300)

Reserve at March 31, 2005	$16	$128	$144

17. Income Taxes

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income tax expense and cumulative effect of accounting change. The sources and tax effects of the difference were as follows:

	Year Ended March 31,
	2005	2004	2003
Expected tax at 35%	$6,617	$1,821	$(1,568)
State income taxes net of federal benefit	363	614	715
Nondeductible goodwill write-off/amortization	—	—	1,398
Foreign taxes (less) greater than statutory provision	(579)	905	632
Benefit of worthless stock deduction	—	(44,815)	—
Research and development credit	—	(1,058)	—
Valuation allowance	(4,435)	46,974	1,249
Other	230	(432)	(894)

Actual tax provision	$2,196	$4,009	$1,532

The provision for income tax expense consisted of the following:

	Year Ended March 31,
	2005	2004	2003
Current income tax expense (benefit):
United States Federal	$(426)	$147	$(6,148)
State taxes	559	928	1,099
Foreign	3,034	2,779	1,083
Deferred income tax expense (benefit):
United States	—	880	5,715
Foreign	(971)	(725)	(217)

	$2,196	$4,009	$1,532

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies the liability method of accounting for income taxes as required by FAS Statement No. 109, “Accounting for Income Taxes.” The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	March 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$34,292	$39,741
Employee benefit plans	7,929	9,629
Asset reserves	2,596	2,835
Insurance reserves	6,558	5,022
Accrued vacation and incentive costs	2,077	2,090
Capital loss carryforwards	708	869
Other	6,543	4,607
Valuation allowance	(43,788)	(48,223)

Gross deferred tax assets	16,915	16,570

Deferred tax liabilities:
Inventory reserves	(3,050)	(3,577)
Property, plant, and equipment	(4,321)	(4,908)

Gross deferred tax liabilities	(7,371)	(8,485)

Net deferred tax assets	$9,544	$8,085

As of March 31, 2005, the Company had U.S. federal net operating loss carryforwards of approximately $97,977,000 and capital loss carryforwards of $2,024,000. The net operating loss carryforwards arose in fiscal 2004 primarily as a result of a worthless stock deduction taken on the Company’s March 31, 2003 federal income tax return relating to the sale of substantially all of the assets of a domestic subsidiary. If not utilized, these carryforwards will expire in fiscal years 2023 and 2024. The capital losses arose from $1,119,000 of losses on the sale of the Company’s marketable securities and a $905,000 loss on the disposition of a subsidiary. Capital loss carryforwards of $1,010,000, $972,000, and $42,000 expire at March 31, 2007, 2008, and 2009, respectively.

A valuation allowance of $43,788,000 was recorded at March 31, 2005 due to the uncertainly of whether the Company’s operating loss carryforwards, deferred tax assets and capital loss carryforwards may ultimately be realized

Deferred income taxes are classified within the consolidated balance sheets based on the following breakdown:

	March 31,
	2005	2004
Net current deferred tax asset	$4,977	$3,662
Net non-current deferred tax asset	6,122	6,388
Net current deferred tax liability	(816)	(671)
Net non-current deferred tax liability	(739)	(1,294)

Net deferred tax asset	$9,544	$8,085

The net current deferred tax asset, net current deferred tax liability, and net non-current deferred tax liability are included in prepaid expenses, accrued liabilities, and other non-current liabilities, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income before income tax expense and cumulative effect of accounting change includes foreign subsidiary income of $8,588,000, $3,687,000 and $649,000 for the years ended March 31, 2005, 2004, and 2003, respectively. As of March 31, 2005, the Company had unrecognized deferred tax liabilities related to approximately $15 million of cumulative undistributed earnings of foreign subsidiaries. These earnings are considered to be permanently invested in operations outside the United States. Determination of the amount of unrecognized deferred U.S. income tax liability with respect to such earnings is not practicable.

The Company is in the process of reviewing the provisions of the American Jobs Creation Act of 2004. The American Jobs Creation Act has no material impact on the operations of the Company for fiscal year 2005 and is expected to have no material impact on the operations of the Company for fiscal year 2006, as the Company does not intend at this time to repatriate earnings to the United States from foreign countries.

18. Rental Expense and Lease Commitments

Rental expense for the years ended March 31, 2005, 2004 and 2003 was $3,718,000, $3,594,000, and $3,109,000, respectively. The following amounts represent future minimum payment commitments as of March 31, 2005 under non-cancelable operating leases extending beyond one year:

Year Ended March 31,	Real Property	Vehicles and Equipment	Total
2006	$1,312	$2,212	$3,524
2007	1,015	1,928	2,943
2008	1,027	1,326	2,353
2009	994	867	1,861
2010	893	671	1,564

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Summary Financial Information

The following information sets forth the condensed consolidating summary financial information of the parent and guarantors, which guarantee the 10% Senior Secured Notes and the 8 1/2% Senior Subordinated Notes, and the nonguarantors. The guarantors are wholly owned and the guarantees are full, unconditional, joint and several.

As of and for the year ended March 31, 2005:

	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
	(In thousands)
As of March 31, 2005:
Current assets:
Cash	$1,019	$(697)	$9,157	$—	$9,479
Trade accounts receivable and unbilled revenues	57,707	197	39,918	—	97,822
Inventories	33,651	18,919	26,028	(972)	77,626
Net assets held for sale	—	—	—	—	—
Prepaid expenses	7,297	973	5,928	—	14,198

Total current assets	99,674	19,392	81,031	(972)	199,125
Net property, plant, and equipment	25,107	12,847	19,283	—	57,237
Goodwill and other intangibles, net	90,027	57,287	39,971	—	187,285
Intercompany balances	98,964	(102,189)	(70,216)	73,441	—
Other non-current assets	55,396	197,864	24,159	(240,195)	37,224

Total assets	$369,168	$185,201	$94,228	$(167,726)	$480,871

Current liabilities	$50,323	$14,450	$33,153	$(1,474)	$96,452
Long-term debt, less current portion	259,520	—	763	—	260,283
Other non-current liabilities	7,898	8,199	26,272	—	42,369

Total liabilities	317,741	22,649	60,188	(1,474)	399,104
Shareholders’ equity	51,427	162,552	34,040	(166,252)	81,767

Total liabilities and shareholders’ equity	$369,168	$185,201	$94,228	$(167,726)	$480,871

For the Year Ended March 31, 2005:
Net sales	$245,166	$141,324	$151,741	$(23,479)	$514,752
Cost of products sold	188,499	110,455	113,369	(23,479)	388,844

Gross profit	56,667	30,869	38,372	—	125,908

Selling, general and administrative expenses	34,290	18,957	30,774	—	84,021
Restructuring charges	782	—	128	—	910
Amortization of intangibles	242	3	67	—	312

Income from operations	21,353	11,909	7,403	—	40,665
Interest and debt expense	23,916	3,378	326	—	27,620
Other income, net	(1,562)	(2,560)	(1,096)	—	(5,218)

(Loss) income from continuing operations before income tax (benefit) expense	(1,001)	11,091	8,173	—	18,263
Income tax (benefit) expense	(1,424)	1,487	2,133	—	2,196

Income from continuous operations	423	9,604	6,040	—	16,067
Income from discontinued operations	643	—	—	—	643

Net income	$1,066	$9,604	$6,040	$—	$16,710

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
For the Year Ended March 31, 2005:
Operating activities:
Cash (used in) provided by operating activities	$(54,146)	$64,479	$6,828	$—	$17,161
Investing activities:
Proceeds from marketable securities, net	705	—	609	—	1,314
Capital expenditures	(3,718)	(610)	(1,597)	—	(5,925)
Proceeds from sale of businesses and surplus real estate	3,439	3,303	—	—	6,742
Net assets held for sale	—	375	—	—	375

Net cash provided by (used in) investing activities	426	3,068	(988)	—	2,506
Financing activities:
Proceeds from issuance of common stock	428	—	—	—	428
Net (payments) borrowings under revolving line-of-credit agreements	(219)	—	(904)	—	(1,123)
Repayment of debt	(21,666)	—	(79)	—	(21,745)
Deferred financing costs incurred	(24)	—	—	—	(24)
Dividends paid	68,168	(68,000)	(168)	—	—
Other	562	—	—	—	562

Net cash (used in) provided by financing activities	47,249	(68,000)	(1,151)	—	(21,902)
Effect of exchange rate changes on cash	(134)	85	19	—	(30)

Net (used in) cash provided by continuing operations	(6,605)	(368)	4,708	—	(2,265)
Net cash provided by discontinued operations	643	—	—	—	643

Net change in cash and cash equivalents	(5,962)	(368)	4,708	—	(1,622)

Cash and cash equivalents at beginning of year	6,981	(329)	4,449	—	11,101

Cash and cash equivalents at end of year	$1,019	$(697)	$9,157	$—	$9,479

As of and for the year ended March 31, 2004:

As of March 31, 2004:
Current assets:
Cash	$6,981	$(329)	$4,449	$—	$11,101
Trade accounts receivable and unbilled revenues	55,335	(47)	34,246	—	89,534
Inventories	29,147	18,210	22,734	(972)	69,119
Net assets held for sale	1,800	990	—	—	2,790
Prepaid expenses	8,383	691	6,412	—	15,486

Total current assets	101,646	19,515	67,841	(972)	188,030
Net property, plant, and equipment	26,016	13,718	19,039	—	58,773
Goodwill and other intangibles, net	89,893	57,325	39,524	—	186,742
Intercompany balances	41,127	(44,864)	(70,327)	74,064	—
Other non-current assets	57,222	198,664	24,134	(240,202)	39,818

Total assets	$315,904	$244,358	$80,211	$(167,110)	$473,363

Current liabilities	$44,555	$13,078	$29,947	$(851)	$86,729
Long-term debt, less current portion	284,871	—	863	—	285,734
Other non-current liabilities	3,628	10,467	23,827	—	37,922

Total liabilities	333,054	23,545	54,637	(851)	410,385
Shareholders’ equity	(17,150)	220,813	25,574	(166,259)	62,978

Total liabilities and shareholders’ equity	$315,904	$244,358	$80,211	$(167,110)	$473,363

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
For the Year Ended March 31, 2004:
Net sales	$226,631	$114,987	$124,116	$(21,143)	$444,591
Cost of products sold	173,269	94,677	93,785	(21,986)	339,745

Gross profit	53,362	20,310	30,331	843	104,846

Selling, general and administrative expenses	35,046	12,854	25,457	—	73,357
Restructuring charges	1,281	—	(42)	—	1,239
Amortization of intangibles	245	3	135	—	383

Income from operations	16,790	7,453	4,781	843	29,867
Interest and debt expense	28,390	(263)	729	—	28,856
Other (income) and expense, net	888	(12,573)	(1,456)	8,950	(4,191)

(Loss) income from continuing operations before income tax (benefit) expense	(12,488)	20,289	5,508	(8,107)	5,202
Income tax (benefit) expense	(1,306)	3,181	2,134	—	4,009

Net (loss) income	$(11,182)	$17,108	$3,374	$(8,107)	$1,193

For the Year Ended March 31, 2004:
Operating activities:
Cash provided by (used in) operating activities	$19,359	$(2,644)	$18,623	$(8,969)	$26,369
Investing activities:
Proceeds from marketable securities, net	—	—	110	—	110
Capital expenditures	(2,635)	(700)	(284)	—	(3,619)
Proceeds from sale of businesses	4,015	—	—	—	4,015
Proceeds from sale of property, plant and equipment	—	387	—	—	387
Net assets held for sale	—	3,376	—	—	3,376

Net cash provided by (used in) investing activities	1,380	3,063	(174)	—	4,269
Financing activities:
Proceeds from issuance of common stock	—	—	(19)	19	—
Net (payments) borrowings under revolving line-of-credit agreements	(9,925)	—	3,033	—	(6,892)
Repayment of debt	(115,147)	—	(10,617)	—	(125,764)
Proceeds from issuance of long term debt	115,000	—	—	—	115,000
Deferred financing costs incurred	(4,432)	—	—	—	(4,432)
Dividends paid	174	—	(9,124)	8,950	—
Other	593	—	—	—	593

Net cash (used in) provided by financing activities	(13,737)	—	(16,727)	8,969	(21,495)
Effect of exchange rate changes on cash	(78)	72	21	—	15

Net change in cash and cash equivalents	6,924	491	1,743	—	9,158
Cash and cash equivalents at beginning of year	57	(820)	2,706	—	1,943

Cash and cash equivalents at end of year	$6,981	$(329)	$4,449	$—	$11,101

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended March 31, 2003:

	Parent	Guarantors	Non Guarantors	Eliminations	Consolidated
For the Year Ended March 31, 2003:
Net sales	$231,404	$124,218	$116,619	$(18,921)	$453,320
Cost of products sold	172,214	102,655	90,015	(18,898)	345,986

Gross profit	59,190	21,563	26,604	(23)	107,334

Selling, general and administrative expenses	36,826	13,853	23,332	—	74,011
Restructuring charges	1,960	—	1,737	—	3,697
Amortization of intangibles	242	4,003	1	—	4,246

Income from operations	20,162	3,707	1,534	(23)	25,380
Interest and debt expense	30,957	153	898	—	32,008
Other (income) and expense, net	(112)	(1,804)	(1,310)	1,077	(2,149)

(Loss) income from continuing operations before income tax (benefit) expense	(10,683)	5,358	1,946	(1,100)	(4,479)
Income tax (benefit) expense	(3,627)	4,313	855	(9)	1,532

(Loss) income from continuing operations	(7,056)	1,045	1,091	(1,091)	(6,011)
Cumulative effect of accounting change	—	(1,930)	(6,070)	—	(8,000)

Net loss	$(7,056)	$(885)	$(4,979)	$(1,091)	$(14,011)

For the Year Ended March 31, 2003:
Operating activities:
Cash provided by (used in) operating activities	$32,288	$(7,709)	$(9,013)	$(1,387)	$14,179
Investing activities:
Purchase of marketable securities, net	(672)	—	—	—	(672)
Capital expenditures	(1,901)	(952)	(2,187)	—	(5,040)
Proceeds from sale of business	1,108	16,154	—	—	17,262
Net assets held for sale	—	4,418	—	—	4,418

Net cash (used in) provided by investing activities	(1,465)	19,620	(2,187)	—	15,968
Financing activities:
Proceeds from issuance of common stock	—	—	16	(16)	—
Net (payments) borrowings under revolving line-of-credit agreements	(31,437)	(11,551)	9,858	—	(33,130)
Repayment of debt	(564)	—	(831)	—	(1,395)
Payment of deferred financing costs	(7,823)	—	(365)	—	(8,188)
Dividends paid	234	—	(1,647)	1,413	—
Other	805	—	—	—	805

Net cash (used in) provided by financing activities	(38,785)	(11,551)	7,031	1,397	(41,908)
Effect of exchange rate changes on cash	(6)	8	140	(10)	132

Net cash (used in) provided by continuing operations	(7,968)	368	(4,029)	—	(11,629)
Net cash provided by discontinued operations	—	504	—	—	504

Net change in cash and cash equivalents	(7,968)	872	(4,029)	—	(11,125)
Cash and cash equivalents at beginning of year	8,024	(1,701)	6,745	—	13,068

Cash and cash equivalents at end of year	$56	$(829)	$2,716	$—	$1,943

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Business Segment Information

As a result of the way the Company manages the business, its reportable segments are strategic business units that offer products with different characteristics. The most defining characteristic is the extent of customized engineering required on a per-order basis. In addition, the segments serve different customer bases through differing methods of distribution. The Company has two reportable segments: Products and Solutions. The Company’s Products segment sells hoists, industrial cranes, chain, attachments, and other material handling products principally to third party distributors through diverse distribution channels, and to a lesser extent directly to end-users. The Solutions segment sells engineered material handling systems such as conveyors and lift tables primarily to end-users in the consumer products, manufacturing, warehousing, and, to a lesser extent, the steel, construction, automotive, and other industrial markets. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not significant. The Company evaluates performance based on the operating earnings of the respective business units.

Segment information as of and for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Year Ended March 31, 2005
	Products	Solutions	Total
Sales to external customers	$453,105	$61,647	$514,752
Income from operations	39,392	1,273	40,665
Depreciation and amortization	8,092	1,079	9,171
Total assets	449,284	31,587	480,871
Capital expenditures	4,203	1,722	5,925

	Year Ended March 31, 2004
	Products	Solutions	Total
Sales to external customers	$394,160	$50,431	$444,591
Income from operations	32,326	(2,459)	29,867
Depreciation and amortization	8,996	1,130	10,126
Total assets	446,069	27,294	473,363
Capital expenditures	3,362	257	3,619

	Year Ended March 31, 2003
	Products	Solutions	Total
Sales to external customers	$388,076	$65,244	$453,320
Income from operations	25,700	(320)	25,380
Depreciation and amortization	13,731	1,072	14,803
Total assets	450,641	31,965	482,606
Capital expenditures	3,914	1,126	5,040

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial information relating to the Company’s operations by geographic area is as follows:

	Year Ended March 31,
	2005	2004	2003
Net sales:
United States	$360,917	$319,815	$337,929
Europe	108,717	86,518	82,999
Canada	28,778	27,736	24,104
Other Other	16,340	10,522	8,288

Total	$514,752	$444,591	$453,320

	Year Ended March 31,
	2005	2004	2003
Total assets:
United States	$341,645	$347,488	$363,331
Europe	115,241	105,120	98,248
Canada	17,442	14,628	16,173
Other	6,543	6,127	4,854

Total	$480,871	$473,363	$482,606

	Year Ended March 31,
	2005	2004	2003
Long-lived assets:
United States	$185,518	$187,202	$196,156
Europe	54,181	53,051	51,794
Canada	2,672	3,283	4,479
Other	2,151	1,979	1,622

Total	$244,522	$245,515	$254,051

Sales by major product group are as follows:

	Year Ended March 31,
	2005	2004	2003
Hoists	$227,789	$197,400	$202,262
Chain and forged attachments	127,300	110,681	105,518
Industrial cranes	62,468	53,276	48,677
Other	97,195	83,234	96,863

Total	$514,752	$444,591	$453,320

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Selected Quarterly Financial Data (Unaudited)

Below is selected quarterly financial data for fiscal 2005 and 2004:

	Three Months Ended
	July 4, 2004	October 3, 2004	January 2, 2005	March 31, 2005
Net sales	$121,658	$122,711	$125,913	$144,470
Gross profit	31,451	29,943	29,999	34,515
Income from operations	11,156	9,896	9,456	10,157
Net income	$3,362	$2,594	$2,405	$8,349

Net income per share—basic	$0.23	$0.18	$0.16	$0.57

Net income per share—diluted	$0.23	$0.18	$0.16	$0.56

Results for the quarter ended March 31, 2005 include a one-time, non-cash charge of $2,037,000 ($1,170,000 net of tax) relating to a defined benefit plan at one of our foreign operations and $3,919,000 of gains from the sale of surplus real estate.

	Three Months Ended
	June 29, 2003	September 28, 2003	December 28, 2003	March 31, 2004
Net sales	$106,575	$106,584	$110,253	$121,179
Gross profit	25,898	25,067	24,558	29,323
Income from operations	7,266	7,167	5,651	9,783
Net income (loss)	$499	$1,500	$705	$(1,511)

Net income (loss) per share—basic and diluted	$0.03	$0.10	$0.05	$(0.10)

22. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	March 31,
	2005	2004
Net unrealized investment gains—net of tax	$1,233	$1,364
Minimum pension liability adjustment—net of tax	(14,572)	(13,193)
Foreign currency translation adjustment	4,083	1,253

Accumulated other comprehensive loss	$(9,256)	$(10,576)

The deferred taxes associated with the items included in accumulated other comprehensive loss were $8,159,000 and $8,061,000 for 2005 and 2004, respectively.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity by year related to investments, including reclassification adjustments for activity included in earnings is as follows (all items shown net of tax):

	Year Ended March 31,
	2005	2004	2003
Net unrealized investment gains (losses) at beginning of year	$1,364	$(342)	$2,069
Unrealized holdings (losses) gains arising during the period	(590)	496	(2,100)
Reclassification adjustments for gains (losses) included in earnings	459	1,210	(311)

Net change in unrealized (losses) gains on investments	(131)	1,706	(2,411)

Net unrealized investment gains (losses) at end of year	$1,233	$1,364	$(342)

The activity by year related to derivatives qualifying as hedges, including reclassification adjustments for activity included in earnings is as follows (all items shown net of tax):

	Year Ended March 31,
	2005	2004
Derivatives qualifying as hedges at beginning of year	$—	$(191)
Reclassification adjustments for losses included in earnings	—	198
Change in fair value of derivative	—	(7)

Net change in unrealized loss on derivatives qualifying as hedges	—	191

Derivatives qualifying as hedges at end of year	$—	$—

23. Effects of New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” as an amendment to ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). This Statement requires that these items be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This Statement becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

COLUMBUS McKINNON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement 123(R) was to be adopted for interim or annual periods beginning after June 15, 2005. On April 14th, 2005, the SEC announced that it would provide for a phased-in implementation process for FASB statement No. 123(R). The SEC is requiring that registrants adopt statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt 123(R) in the first quarter of Fiscal 2007. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all share-based payments granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is still evaluating the method it plans to use when it adopts statement 123(R).

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, recognizes no compensation cost for employee stock options. Accordingly, adoption of Statement 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements.

COLUMBUS McKINNON CORPORATION

SCHEDULE II—Valuation and qualifying accounts

March 31, 2005, 2004 and 2003

Dollars in thousands

	Balance at Beginning of Period	Additions					Balance at End of Period
Description		Charged to Costs and Expenses	Charged to Other Accounts		Deductions
Year ended March 31, 2005:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,811	$2,191	$—		$1,987	(1)	$3,015
Slow-moving and obsolete inventory	5,878	1,182	—		647	(2)	6,413
Deferred tax asset valuation allowance	48,223	1,175	—		5,610		43,788

Total	$56,912	$4,548	$—		$8,244		$53,216

Reserves on balance sheet:
Accrued general and product liability costs	$15,930	$5,780	$—		$5,616	(3)	$16,094

Year ended March 31, 2004:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,743	$1,761	$—		$1,693	(1)	$2,811
Slow-moving and obsolete inventory	5,699	2,333	(126	)(4)	2,028	(2)	5,878
Deferred tax asset valuation allowance	—	48,223	—		—		48,223

Total	$8,442	$52,317	$(126)		$3,721		$56,912

Reserves on balance sheet:
Accrued general and product liability costs	$14,439	$5,398	$—		$3,907	(3)	$15,930

Year ended March 31, 2003:
Deducted from asset accounts:
Allowance for doubtful accounts	$2,337	$1,068	$(78	)(4)	$584	(1)	$2,743
Slow-moving and obsolete inventory	4,619	3,073	—		1,993	(2)	5,699

Total	$6,956	$4,141	$(78)		$2,577		$8,442

Reserves on balance sheet:
Accrued general and product liability costs	$16,013	$447	$—		$2,021	(3)	$14,439

(1)	Uncollectible accounts written off, net of recoveries
(2)	Obsolete inventory disposals
(3)	Insurance claims and expenses paid
(4)	Reserves at date of disposal of subsidiary

COLUMBUS McKINNON CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	July 3, 2005	March 31, 2005
	(Unaudited)	(Audited)
	(In thousands)
ASSETS:
Current assets:
Cash and cash equivalents	$13,627	$9,479
Trade accounts receivable	89,881	88,974
Unbilled revenues	9,871	8,848
Inventories	79,646	77,626
Prepaid expenses	14,047	14,198

Total current assets	207,072	199,125
Property, plant, and equipment, net	55,946	57,237
Goodwill and other intangibles, net	186,741	187,285
Marketable securities	25,674	24,615
Deferred taxes on income	4,398	6,122
Other assets	6,430	6,487

Total assets	$486,261	$480,871

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Notes payable to banks	$4,728	$4,839
Trade accounts payable	35,019	33,688
Accrued liabilities	54,696	51,962
Restructuring reserve	122	144
Current portion of long-term debt	194	5,819

Total current liabilities	94,759	96,452
Senior debt, less current portion	119,441	115,735
Subordinated debt	142,259	144,548
Other non-current liabilities	43,609	42,369

Total liabilities	400,068	399,104

Shareholders’ equity
Common stock	150	149
Additional paid-in capital	104,283	104,078
Accumulated deficit	(1,322)	(8,644)
ESOP debt guarantee	(4,409)	(4,554)
Unearned restricted stock	(29)	(6)
Accumulated other comprehensive loss	(12,480)	(9,256)

Total shareholders’ equity	86,193	81,767

Total liabilities and shareholders’ equity	$486,261	$480,871

See accompanying notes to condensed consolidated financial statements.

COLUMBUS McKINNON CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(UNAUDITED)

	Three Months Ended
	July 3, 2005	July 4, 2004
	(In thousands, except per share data)
Net sales	$140,877	$121,658
Cost of products sold	104,334	90,207

Gross profit	36,543	31,451

Selling expenses	13,658	12,700
General and administrative expenses	8,175	7,485
Restructuring charges	26	33
Amortization of intangibles	62	77

	21,921	20,295

Income from operations	14,622	11,156
Interest and debt expense	6,716	7,048
Other (income) and expense, net	(789)	18

Income before income tax expense	8,695	4,090
Income tax expense	1,587	728

Income from continuing operations	7,108	3,362
Income from discontinued operations	214	—

Net income	7,322	3,362
Accumulated deficit—beginning of period	(8,644)	(25,354)

Accumulated deficit—end of period	$(1,322)	$(21,992)

Basic income per share:
Income from continuing operations	$0.49	$0.23
Income from discontinued operations	0.01	—

Basic income per share	$0.50	$0.23

Diluted income per share:
Income from continuing operations	$0.48	$0.23
Income from discontinued operations	0.01	—

Diluted income per share	$0.49	$0.23

See accompanying notes to condensed consolidated financial statements.

COLUMBUS McKINNON CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	July 3, 2005	July 4, 2004
	(In thousands)
OPERATING ACTIVITIES:
Income from continuing operations	$7,108	$3,362
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	2,332	2,325
Deferred income taxes	1,724	1,455
Gain on sale of investments	(481)	—
Gain on early retirement of 2008 bonds	(11)	—
Amortization of deferred financing costs	320	369
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenues	(3,919)	2,674
Inventories	(2,620)	(2,080)
Prepaid expenses	130	(1,118)
Other assets	(202)	(129)
Trade accounts payable	2,095	(5,207)
Accrued and non-current liabilities	4,161	(519)

Net cash provided by operating activities	10,637	1,132

INVESTING ACTIVITIES:
(Purchase) sale of marketable securities, net	(688)	208
Capital expenditures	(1,674)	(838)
Net assets held for sale	—	220

Net cash used in investing activities	(2,362)	(410)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	1	—
Net borrowings under revolving line-of-credit agreements	4,205	1,175
Repayment of debt	(8,186)	(1,078)
Deferred financing costs incurred	(98)	(11)
Other	145	143

Net cash (used in) provided by financing activities	(3,933)	229
Effect of exchange rate changes on cash	(408)	12

Net cash provided by continuing operations	3,934	963
Net cash provided by discontinued operations	214	—

Net change in cash and cash equivalents	4,148	963
Cash and cash equivalents at beginning of period	9,479	11,101

Cash and cash equivalents at end of period	$13,627	$12,064

See accompanying notes to condensed consolidated financial statements.

COLUMBUS McKINNON CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended
	July 3, 2005	July 4, 2004
	(In thousands)
Net income	$7,322	$3,362

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(3,145)	(7)
Unrealized loss on investments:
Unrealized holding gain (loss) arising during the period	371	(150)
Reclassification adjustment for (gain) loss included in net income	(450)	69

	(79)	(81)

Total other comprehensive loss	(3,224)	(88)

Comprehensive income	$4,098	$3,274

See accompanying notes to condensed consolidated financial statements.

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Dollar amounts in thousands, except share data)

July 3, 2005

1. Description of Business

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position of Columbus McKinnon Corporation (the Company) at July 3, 2005, and the results of its operations and its cash flows for the three-month periods ended July 3, 2005 and July 4, 2004, have been included. Results for the period ended July 3, 2005 are not necessarily indicative of the results that may be expected for the year ended March 31, 2006. The balance sheet at March 31, 2005 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Columbus McKinnon Corporation annual report on Form 10-K for the year ended March 31, 2005.

The Company is a leading U.S. designer, manufacturer and marketer of material handling products, systems and services which lift, secure, position and move material ergonomically, safely, precisely and efficiently. Key products include hoists, cranes, chain and forged attachments. The Company’s material handling products are sold, domestically and internationally, principally to third party distributors through diverse distribution channels, and to a lesser extent directly to manufacturers and other end-users. The Company’s integrated material handling solutions businesses deal primarily with end users and sales are concentrated, domestically and internationally (primarily Europe), in the consumer products, manufacturing, warehousing and, to a lesser extent, the steel, construction, automotive and other industrial markets.

2. Stock Based Compensation

The Company has two stock-based employee compensation plans in effect. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the number of options granted was fixed. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123 “Accounting for Stock-Based Compensation”, to stock-based employee compensation:

	Three Months Ended
	July 3, 2005	July 4, 2004
Net income, as reported	$7,322	$3,362
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(346)	(186)

Net income, pro forma	$6,976	$3,176

Basic income per share:
As reported	$0.50	$0.23

Pro forma	$0.48	$0.22

Diluted income per share:
As reported	$0.49	$0.23

Pro forma	$0.46	$0.22

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

3. Inventories

Inventories consisted of the following:

	July 3, 2005	March 31, 2005
At cost—FIFO basis:
Raw materials	$41,767	$42,283
Work-in-process	11,941	10,238
Finished goods	36,568	35,800

	90,276	88,321
LIFO cost less than FIFO cost	(10,630)	(10,695)

Net inventories	$79,646	$77,626

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs. Because these are subject to many forces beyond management’s control, interim results are subject to the final year-end LIFO inventory valuation.

4. Restructuring Charges

During the first three-months of fiscal 2006, the Company recorded restructuring costs of $26 related mostly to the maintenance of non-operating facilities being held for sale which are expensed on an as incurred basis in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” All of these costs are related to the Products segment. The liability as of July 3, 2005 consists of severance payments and costs associated with the preparation and maintenance of non-operating facilities prior to disposal which were accrued prior to the adoption of SFAS No. 146.

The following table provides a reconciliation of the activity related to restructuring reserves:

	Employee	Facility	Total
Reserve at March 31, 2005	$16	$128	$144
Fiscal 2006 first quarter restructuring charges	—	26	26
Cash payments	(13)	(35)	(48)

Reserve at July 3, 2005	$3	$119	$122

5. Net Periodic Benefit Cost

The following table sets forth the components of net periodic pension cost for the Company’s defined benefit pension plans:

	Three Months Ended
	July 3, 2005	July 4, 2004
Service costs	$1,088	$1,190
Interest cost	1,737	1,755
Expected return on plan assets	(1,654)	(1,645)
Net amortization	508	495

Net periodic pension cost	$1,679	$1,795

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

For additional information on the Company’s defined benefit pension plans, refer to Note 11 in the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended March 31, 2005.

The following table sets forth the components of net periodic postretirement benefit cost for the Company’s defined benefit postretirement plans:

	Three Months Ended
	July 3, 2005	July 4, 2004
Service costs	$4	$4
Interest cost	188	234
Amortization of plan net losses	101	146

Net periodic postretirement cost	$293	$384

On December 8, 2003, Congress passed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“Medicare Act”). In March 2004, the FASB issued Staff Position No FAS 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“FSP No 106-2”),” which provides accounting guidance on how to account for the effects of the Medicare Act on postretirement plans that provide prescription drug benefits. The Medicare Act also requires certain disclosures regarding the effect of the subsidy provided by the Medicare Act. Additionally, FSP 106-2 provides two transition methods—retroactive to the date of enactment or prospective from the date of adoption. The Company elected to adopt FAS 106-2 and apply the prospective transition method in the second quarter of fiscal 2005. The accumulated post retirement benefit obligation decreased approximately $2,200.

For additional information on the Company’s defined benefit postretirement benefit plans, refer to Note 13 in the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended March 31, 2005.

6. Income Taxes

Income tax expense as a percentage of income from continuing operations before income tax expense was 18.3%, and 17.8% in the fiscal 2006 and 2005 quarters, respectively. The fiscal 2006 and 2005 percentages vary from the U.S. statutory rate due to the utilization of domestic net operating loss carry-forwards that had been fully reserved and jurisdictional mix. Therefore, income tax expense primarily results from non-U.S. taxable income and state taxes on U.S. taxable income.

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

7. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	July 3, 2005	July 4, 2004
Numerator for basic and diluted earnings per share:
Net income	$7,322	$3,362

Denominators:
Weighted-average common stock outstanding—denominator for basic EPS	14,672	14,576

Effect of dilutive employee stock options	357	24

Adjusted weighted-average common stock outstanding and assumed conversions—denominator for diluted EPS	15,029	14,600

8. Business Segment Information

As a result of the way the Company manages the business, its reportable segments are strategic business units that offer products with different characteristics. The most defining characteristic is the extent of customized engineering required on a per-order basis. In addition, the segments serve different customer bases through differing methods of distribution. The Company has two reportable segments: Products and Solutions. The Company’s Products segment sells hoists, industrial cranes, chain, attachments, and other material handling products principally to third party distributors through diverse distribution channels, and to a lesser extent directly to end-users. The Solutions segment sells engineered material handling systems such as conveyors and lift tables primarily to end-users in the consumer products, manufacturing, warehousing, and, to a lesser extent, the steel, construction, automotive, and other industrial markets. Intersegment sales are not significant. The Company evaluates performance based on operating income of the respective business units.

Segment information as of and for the three months ended July 3, 2005 and July 4, 2004, is as follows:

	Three Months Ended July 3, 2005
	Products	Solutions	Total
Sales to external customers	$123,881	$16,996	$140,877
Income from operations	14,128	494	14,622
Depreciation and amortization	2,035	297	2,332
Total assets	452,810	33,451	486,261

	Three Months Ended July 4, 2004
	Products	Solutions	Total
Sales to external customers	$108,557	$13,101	$121,658
Income from operations	10,824	332	11,156
Depreciation and amortization	2,088	237	2,325
Total assets	443,925	27,356	471,281

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

9. Summary Financial Information

The following information sets forth the condensed consolidating summary financial information of the parent and guarantors, which guarantee the 10% Senior Secured Notes and the 8 1/2% Senior Subordinated Notes, and the nonguarantors. The guarantors are wholly owned and the guarantees are full, unconditional, joint and several.

	Parent	Guarantors	Nonguarantors	Eliminations	Consolidated
As of July 3, 2005
Current assets:
Cash and cash equivalents	$2,418	$(1,000)	$12,209	$—	$13,627
Trade accounts receivable and unbilled revenues	57,948	410	41,394	—	99,752
Inventories	34,731	20,399	25,943	(1,427)	79,646
Other current assets	6,021	938	7,088	—	14,047

Total current assets	101,118	20,747	86,634	(1,427)	207,072
Property, plant, and equipment, net	25,106	12,560	18,280	—	55,946
Goodwill and other intangibles, net	90,022	57,286	39,433	—	186,741
Intercompany	95,132	(98,463)	(69,674)	73,005	—
Other assets	53,560	197,864	25,273	(240,195)	36,502

Total assets	$364,938	$189,994	$99,946	$(168,617)	$486,261

Current liabilities	$43,365	$15,439	$37,865	$(1,910)	$94,759
Long-term debt, less current portion	261,059	—	641	—	261,700
Other non-current liabilities	7,201	8,188	28,220	—	43,609

Total liabilities	311,625	23,627	66,726	(1,910)	400,068

Shareholders’ equity	53,313	166,367	33,220	(166,707)	86,193

Total liabilities and shareholders’ equity	$364,938	$189,994	$99,946	$(168,617)	$486,261

For the Three Months Ended July 3, 2005
Net sales	$67,049	$37,922	$42,193	$(6,287)	$140,877
Cost of products sold	49,881	28,790	31,495	(5,832)	104,334

Gross profit	17,168	9,132	10,698	(455)	36,543

Selling, general and administrative expenses	10,225	3,965	7,643	—	21,833
Restructuring charges	26	—	—	—	26
Amortization of intangibles	44	1	17	—	62

	10,295	3,966	7,660	—	21,921

Income from operations	6,873	5,166	3,038	(455)	14,622
Interest and debt expense	5,573	1,053	90	—	6,716
Other income	(181)	(3)	(605)	—	(789)

Income (loss) before income tax expense	1,481	4,116	3,553	(455)	8,695
Income tax expense	175	309	1,103	—	1,587

Income (loss) from continuing operations	1,306	3,807	2,450	(455)	7,108
Income from discontinued operations	214	—	—	—	214

Net income (loss)	$1,520	$3,807	$2,450	$(455)	$7,322

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Parent	Guarantors	Nonguarantors	Eliminations	Consolidated
For the Three Months Ended July 3, 2005
Operating activities:
Net cash provided by (used in) operating activities	$6,655	$(160)	$4,142	$—	$10,637

Investing activities:
Purchase of marketable securities, net	—	—	(688)	—	(688)
Capital expenditures	(1,283)	(151)	(240)	—	(1,674)

Net cash used in investing activities	(1,283)	(151)	(928)	—	(2,362)

Financing activities:
Proceeds from issuance of common stock	1	—	—	—	1
Net borrowings under revolving line-of-credit agreements	4,040	—	165	—	4,205
Repayment of debt	(8,109)	—	(77)	—	(8,186)
Deferred financing costs incurred	(98)	—	—	—	(98)
Other	145	—	—	—	145

Net cash (used in) provided by financing activities	(4,021)	—	88	—	(3,933)
Effect of exchange rate changes on cash	(166)	8	(250)	—	(408)

Cash provided by (used in) continuing operations	1,185	(303)	3,052	—	3,934
Cash provided by discontinued operations	214	—	—	—	214

Net change in cash and cash equivalents	1,399	(303)	3,052	—	4,148
Cash and cash equivalents at beginning of period	1,019	(697)	9,157	—	9,479

Cash and cash equivalents at end of period	$2,418	$(1,000)	$12,209	$—	$13,627

As of March 31, 2005
Current assets:
Cash and cash equivalents	$1,019	$(697)	$9,157	$—	$9,479
Trade accounts receivable and unbilled revenues	57,707	197	39,918	—	97,822
Inventories	33,651	18,919	26,028	(972)	77,626
Other current assets	7,297	973	5,928	—	14,198

Total current assets	99,674	19,392	81,031	(972)	199,125
Property, plant, and equipment, net	25,107	12,847	19,283	—	57,237
Goodwill and other intangibles, net	90,027	57,287	39,971	—	187,285
Intercompany	98,964	(102,189)	(70,216)	73,441	—
Other assets	55,396	197,864	24,159	(240,195)	37,224

Total assets	$369,168	$185,201	$94,228	$(167,726)	$480,871

Current liabilities	$50,323	$14,450	$33,153	$(1,474)	$96,452
Long-term debt, less current portion	259,520	—	763	—	260,283
Other non-current liabilities	7,898	8,199	26,272	—	42,369

Total liabilities	317,741	22,649	60,188	(1,474)	399,104
Shareholders’ equity	51,427	162,552	34,040	(166,252)	81,767

Total liabilities and shareholders’ equity	$369,168	$185,201	$94,228	$(167,726)	$480,871

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Parent	Guarantors	Nonguarantors	Eliminations	Consolidated
For the Three Months Ended July 4, 2004
Net sales	$60,503	$33,971	$33,471	$(6,287)	$121,658
Cost of products sold	45,821	26,513	24,160	(6,287)	90,207

Gross profit	14,682	7,458	9,311	—	31,451
Selling, general and administrative expenses	9,968	3,253	6,964	—	20,185
Restructuring charges	33	—	—	—	33
Amortization of intangibles	59	1	17	—	77

	10,060	3,254	6,981	—	20,295

Income from operations	4,622	4,204	2,330	—	11,156
Interest and debt expense	7,248	(297)	97	—	7,048
Other (income) and expense, net	(6)	(2)	26	—	18

(Loss) income before income tax (benefit) expense	(2,620)	4,503	2,207	—	4,090
Income tax (benefit) expense	(137)	248	617	—	728

Net (loss) income	$(2,483)	$4,255	$1,590	$—	$3,362

For the Three Months Ended July 4, 2004
Operating activities:
Net cash provided by (used in) operating activities	$1,542	$(854)	$444	$—	$1,132

Investing activities:
Purchase of marketable securities, net	—	—	208	—	208
Capital expenditures, net	(692)	(173)	27	—	(838)
Other	—	220	—	—	220

Net cash (used in) provided by investing activities	(692)	47	235	—	(410)

Financing activities:
Net borrowings (payments) under revolving line-of-credit agreements	1,260	—	(85)	—	1,175
Repayment of debt	(1,000)	—	(78)	—	(1,078)
Deferred financing costs incurred	(11)	—	—	—	(11)
Other	143	—	—	—	143

Net cash provided by (used in) financing activities	392	—	(163)	—	229
Effect of exchange rate changes on cash	43	111	(142)	—	12

Net change in cash and cash equivalents	1,285	(696)	374	—	963
Cash and cash equivalents at beginning of period	6,981	(329)	4,449	—	11,101

Cash and cash equivalents at end of period	$8,266	$(1,025)	$4,823	$—	$12,064

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

10. Loss Contingencies

Like many industrial manufacturers, the Company is involved in asbestos-related litigation. In continually evaluating its estimated asbestos-related liability, the Company reviews, among other things, the incidence of past and recent claims, the historical case dismissal rate, the mix of the claimed illnesses and occupations of the plaintiffs, its recent and historical resolution of the cases, the number of cases pending against it, the status and results of broad-based settlement discussions, and the number of years such activity might continue. Based on this review, the Company has estimated its share of liability to defend and resolve probable asbestos-related personal injury claims. This estimate is highly uncertain due to the limitations of the available data and the difficulty of forecasting with any certainty the numerous variables that can affect the range of the liability. The Company will continue to study the variables in light of additional information in order to identify trends that may become evident and to assess their impact on the range of liability that is probable and estimable.

Based on actuarial information, the Company has estimated its asbestos-related aggregate liability through March 31, 2030 and March 31, 2081 to range between $4,200 and $16,700 using actuarial parameters of continued claims for a period of 25 to 76 years. The Company’s estimation of its asbestos-related aggregate liability that is probable and estimable is through March 31, 2030 and ranges from $4,200 to $5,500 as of July 3, 2005. The range of probable and estimable liability reflects uncertainty in the number of future claims that will be filed and the cost to resolve those claims, which may be influenced by a number of factors, including the outcome of the ongoing broad-based settlement negotiations, defensive strategies, and the cost to resolve claims outside the broad-based settlement program. Based on the underlying actuarial information, the Company has reflected $4,800 as a liability in the consolidated financial statements in accordance with U.S. generally accepted accounting principles. The recorded liability does not consider the impact of any potential favorable federal legislation such as the “FAIR Act”. Of this amount, management expects to incur asbestos liability payments of approximately $220 over the next 12 months. Because payment of the liability is likely to extend over many years, management believes that the potential additional costs for claims will not have a material after-tax effect on the financial condition of the Company or its liquidity, although the net after-tax effect of any future liabilities recorded could be material to earnings in a future period.

11. New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, as an amendment to ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). This Statement requires that these items be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This Statement becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

COLUMBUS McKINNON CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Statement 123(R) was to be adopted for interim or annual periods beginning after June 15, 2005. On April 14th, 2005, the SEC announced that it would provide for a phased-in implementation process for FASB statement No. 123(R). The SEC is requiring that registrants adopt statement 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt 123(R) in the first quarter of Fiscal 2007. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all share-based payments granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is still evaluating the method it plans to use when it adopts statement 123(R).

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, recognizes no compensation cost for employee stock options. Accordingly, adoption of Statement 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our condensed consolidated financial statements.